Exhibit 2.1

Execution Version

750 DANIELS WAY
BLOOMINGTON, IN 47402-0489 USA
PHONE: 812.339.2235 TOLL FREE: 800.457.4500
WWW.COOKMEDICAL.COM

February 7, 2022

STRICTLY CONFIDENTIAL

CooperSurgical, Inc.

75 Corporate Drive

Trumbull, CT 06611

Re: Letter of Intent Regarding Proposed Sale of Reproductive Health Division

Ladies and Gentlemen:

This letter confirms the intention of Cook Medical Holdings LLC, an Indiana limited liability company (“Cook Medical”) and CooperSurgical, Inc., a Delaware corporation (“CooperSurgical” and together with Cook Medical, the “Parties” and each of them, individually, a “Party”) to continue their respective efforts to effect the potential transaction (the “Proposed Transaction”) contemplated by the asset purchase agreement attached hereto as Exhibit A (the “Transaction Agreement”). Capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Transaction Agreement.

In consideration of and as an inducement to each Party’s agreement to expend further time, effort and resources in connection with continuing efforts to effect the Proposed Transaction, the Parties hereby further agree as follows:

1. Consultations with Staff Representative Bodies. The Parties acknowledge that the execution and delivery of the Transaction Agreement by CooperSurgical and Cook Medical is subject to the relevant works councils and other employee representative bodies of Cook Medical employees and CooperSurgical employees in certain jurisdictions or trade unions set forth on Exhibit B (the “Staff Representative Bodies”) being informed and consulted on the Proposed Transaction and, to the extent required by applicable Law, the Staff Representative Bodies delivering a final opinion on the Proposed Transaction. As promptly as practicable following the execution and delivery by the Parties of this letter (and in any event no later than five days after the date of this letter, or such later time as may be agreed upon by the Parties), Cook Medical and, to the extent required, CooperSurgical shall commence such consultations procedures with the Staff Representative Bodies and provide such information as may be required by applicable Law in connection with the Proposed Transaction and, where applicable, shall use commercially reasonable efforts to obtain an opinion (whether favorable or not) from each of the Staff Representative Bodies in regards to the Proposed Transaction as soon as practical following the date on which such information and consultation process has been commenced. Cook Medical shall keep CooperSurgical regularly informed of the status of such information and consultation process and promptly provide CooperSurgical with a true and certified copy of each Final Opinion (as defined below) delivered by the Staff Representative Bodies in connection herewith, or prompt notice if any Staff Representative Body shall be deemed under applicable Law to have rendered its final opinion in connection with the Proposed Transaction. CooperSurgical shall promptly furnish to Cook Medical such information as may be reasonably requested by Cook Medical in connection with such consultation process or the preparation of any filing or submission to the Staff Representative Bodies required in connection therewith, including any document or information related to CooperSurgical’s structure, background and history, employment regulations to be applied within CooperSurgical to the Transferred Employees (i.e. collective bargaining agreements, uses and practices, profit sharing schemes, etc.), past investments in the same industry, if any, plans for the Target Business, the Transferred Employees and consequences the Proposed Transaction may have on the Target Business.

In particular, Cook Medical shall (i) keep CooperSurgical informed in a timely manner of the progress of the consultation processes and of any material issues arising therefrom; (ii) permit CooperSurgical to review in advance any material written correspondence, notices and other communications to be furnished or made available to any Staff Representative Body, (iii) take into account in good faith any comments that CooperSurgical may make with respect to any such correspondence, notices and other communications and obtain CooperSurgical’s prior written consent (not to be unreasonably withheld, conditioned or delayed) to any items of or directly relating to CooperSurgical, (iv) support the Proposed Transaction throughout the consultation processes; and (v) refrain from making any commitment or representation to any Staff Representative Body, including any commitment to proceed with modifications to any existing rights or obligations of Cook Medical’s employees, modifications to the terms of the Transaction Agreement or to the future business operations of Cook Medical, in each case, without the prior written consent of CooperSurgical.

CooperSurgical shall ensure compliance with all trade union information obligations related to the Proposed Transaction applicable to it, and that appropriate Representatives (including senior Representatives) of CooperSurgical and its Affiliates attend meetings (via videoconferences or in person, as is appropriate) of the Staff Representative Bodies and meet with the relevant employees and employee representatives where and when reasonably requested by Cook Medical, any of the Staff Representative Bodies, or any expert appointed by any of the Staff Representative Bodies (as applicable); and, more generally, provide reasonable assistance and cooperation with a view to completing the consultation process in a timely fashion.

2.Execution of Transaction Agreement. Subject only to the termination rights set forth in Section 4, CooperSurgical and Cook Medical hereby irrevocably undertake to execute and deliver the Transaction Agreement as promptly as reasonably practicable (but in any event not later than five days) following the completion of the Consultation Period.

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For purposes of this letter, “Consultation Period” means the period beginning on the date of this letter and ending on the date on which Cook Medical receives the last to be issued of the final written opinions (whether favorable or not) of the Staff Representative Bodies in accordance with applicable Law in connection with the Proposed Transaction (each, a “Final Opinion”), it being understood that in the absence of a formal opinion by any of the Staff Representative Bodies, such Staff Representative Body will be deemed to have issued an opinion on the earlier of (i) the date on which Cook Medical has determined in good faith that such Staff Representative Body is deemed to have rendered an opinion (including such Staff Representative Bodies notified by CooperSurgical) in accordance with applicable Laws and collective agreements and (ii) where no Final Opinion is to be rendered in accordance with applicable Law, the date on which consultation procedures with the applicable Staff Representative Bodies have been completed in accordance with applicable Law.

Notwithstanding, the Parties will give due consideration to any recommendations made by the Staff Representative Bodies in any Final Opinion and will consider such changes to the Transaction Agreement as the Parties may mutually agree to reflect such recommendations.

3. Incorporation of Representations and Warranties and Covenants.

(a) Article 3 of the Transaction Agreement (including the preamble thereto) is hereby incorporated by reference into this letter as if such representations and warranties are fully set forth herein and made as of the date hereof. Article 4 of the Transaction Agreement (including the preamble thereto) is hereby incorporated by reference into this letter as if such representations and warranties are fully set forth herein and made as of the date hereof.

(b) To the extent permitted by applicable Law, the covenants set forth in Sections 5.1(a) and (e), 5.2, 5.4(a), 5.7, 5.8, 5.12, 5.15, 5.16, and 5.17 of the Transaction Agreement shall apply mutatis mutandis to the Parties during the Consultation Period as if such covenants were fully set forth herein. The Parties acknowledge and agree that the timing for any actions required by each Party pursuant to Section 5.7 shall be measured by the date of this letter.

4. Termination.

(a) Notwithstanding anything in this letter to the contrary;

(i) CooperSurgical shall not be obligated to execute and deliver the Transaction Agreement and may, by written notice to Cook Medical, terminate this letter at any time if:

(A) the Termination Date shall have been reached and the Consultation Period shall not have expired; provided, however, that CooperSurgical shall not be permitted to terminate this letter pursuant to this clause (A) if it is then in breach in any material respect of any of its covenants or agreements contained in this letter; or

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(B) any of the events set forth in Section 11.1(b) or Section 11.1(d) of the Transaction Agreement shall have occurred.

(b) Notwithstanding anything in this letter to the contrary:

(i) Cook Medical shall not be obligated to execute and deliver the Transaction Agreement and may, by written notice to CooperSurgical, terminate this letter at any time if:

(A) the Termination Date shall have been reached and the Consultation Period shall not have expired; provided, however, that Cook Medical shall not be permitted to terminate this letter pursuant to this clause (A) if it is then in breach in any material respect of any of its covenants or agreements contained in this letter; or

(B) any of the events set forth in Section 11.1(c) or Section 11.1(d) of the Transaction Agreement shall have occurred.

5. Effect of Termination. In the event of termination of this letter by either CooperSurgical or Cook Medical as provided in Section 4, this letter shall become void and have no effect, without any liability on the part of any Party or its directors, officers or stockholders, except with respect to Sections 10.2 and 10.9 of the Transaction Agreement as incorporated herein by reference. Nothing in this Section 5 shall be deemed to release either Party from any liability for any material breach of any representation, warranty, covenant or agreement hereunder prior to termination or any fraud.

6. Miscellaneous Provisions. The provisions set forth in Section 10 of the Transaction Agreement shall apply mutatis mutandis to this letter as if such provisions were fully set forth herein.

[Remainder of page intentionally left blank]

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Please acknowledge your agreement to the foregoing by executing and returning to the undersigned a copy of this letter.

Sincerely,

COOK MEDICAL HOLDINGS LLC

By:	/s/ John Kamstra
Name: John Kamstra
Title: EVP, Chief Financial Officer

Accepted and agreed on the date first above written:

COOPERSURGICAL, INC.

By:	/s/ Matthew Topliff
	Name:	Matthew Topliff
	Title:	EVP, Business Development
& Strategy

Exhibit A

Transaction Agreement

Final Form

ASSET PURCHASE AGREEMENT

by and between

COOK MEDICAL HOLDINGS LLC

as Seller

and

COOPERSURGICAL, INC.

as Buyer

dated as of February [•], 2022

-ii-

5.2 Conduct of the Target Business	52
5.3 Tax Reporting and Allocation of Consideration	54
5.4 Business Employees	55
5.5 Collateral Agreements	59
5.6 Leased Equipment	59
5.7 Cooperation; Efforts to Consummate.	59
5.8 Contacts with Suppliers and Customers	60
5.9 Use of the Seller Name	61
5.10 Transition of Manufacturing Equipment	62
5.11 Non-Solicitation	62
5.12 No Negotiation or Solicitation	63
5.13 Non-Competition	63
5.14 Post-Closing Remittances	64
5.15 Notification of Certain Matters.	64
5.16 Additional Pre-Closing Actions	64
5.17 German Works Council Consultation	65
5.18 Redacted Information	65

6. Confidential Nature of Information	65

6.1 Confidentiality Agreement	65
6.2 Seller’s Proprietary Information	65
6.3 Buyer’s Proprietary Information	66
6.4 Confidential Nature of Agreements	68

7. Closing	68

7.1 Deliveries by Seller or the Subsidiaries	68
7.2 Deliveries by Buyer or a Buyer Designee	68
7.3 Transfer of Italian Business	69
7.4 Closing Date	69
7.5 Transfer of German Assets.	69
7.6 Closing Effective Time and Contemporaneous Effectiveness	70
7.7 Deposit of Indemnity Escrow Amount	70

8. Conditions Precedent to Closing	70

8.1 General Conditions	70
8.2 Conditions Precedent to Buyer’s Obligations	70
8.3 Conditions Precedent to Seller’s Obligations	71

9. Indemnification	71

9.1 Survival of Representations and Warranties and Related Indemnification Obligations	71
9.2 General Agreement to Indemnify	72
9.3 Third Party Claims	74
9.4 Indemnification Claim Procedures Generally	75
9.5 Release Procedures	76

10. Miscellaneous Provisions	76

10.1 Notices	76
10.2 Expenses	77
10.3 Entire Agreement; Modification	77
10.4 Assignment; Binding Effect; Severability	77
10.5 Governing Law	78
10.6 Consent to Jurisdiction	78
10.7 Waiver of Jury Trial	78
10.8 Execution in Counterparts	78
10.9 Public Announcement	78
10.10 No Third Party Beneficiaries	79

-iii-

11.Termination; Amendment and Waiver	79

11.1 Termination	79
11.2 Effect of Termination	80
11.3 Amendment and Waiver	81

Schedules

Schedule 1.1(a)	Business Products
Schedule 1.1(b)	Individuals with Knowledge
Schedule 1.1(c)	Leased Equipment
Schedule 2.1(d)	Transferred Contracts
Schedule 2.1(g)	Transferred In-Licenses
Schedule 2.1(h)	Transferred Governmental Permits
Schedule 3.2	Subsidiaries
Schedule 3.4(b)	Required Consents
Schedule 3.7	Compliance with Laws
Schedule 3.8	Litigation
Schedule 3.9(a)(i)	Business Employees
Schedule 3.9(a)(ii)	Unions and Works Councils Activities
Schedule 3.9(a)(iv)	Union Notifications
Schedule 3.9(b)	Benefit Plans
Schedule 3.9(f)	Severance, Retention and Change of Control Payment
Schedule 3.9(g)	Payments Upon Execution
Schedule 3.9(i)	Employee Related Actions
Schedule 3.10(a)	Material Contracts
Schedule 3.11(a)	Financial Statements
Schedule 3.11(c)	Prepaid Revenues
Schedule 3.12	Intellectual Property
Schedule 3.13(b)	Business Product Liability
Schedule 3.13(c)	Business Product Recalls
Schedule 3.14	Business Product Warranty Terms
Schedule 3.16	Customers and Suppliers
Schedule 5.2	Conduct of the Business
Schedule 5.3(b)	Asset Level Allocation Methodology
Schedule 5.4(e)	Severance Benefits
Schedule 5.17	Additional Pre-Closing Actions

Exhibits

Exhibit A	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B-1	Form of Patent Assignment Agreement
Exhibit B-2	Form of Trademark Assignment Agreement
Exhibit B-3	Form of Copyright and Software Assignment Agreement
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Intellectual Property License Agreement
Exhibit E	Form of Transition Services Agreement
Exhibit F	Form of Notarial Deed

-iv-

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of February [•], 2022 by and between Cook Medical Holdings LLC, an Indiana limited liability company (“Seller”), and CooperSurgical, Inc., a Delaware corporation (“Buyer”). Buyer and Seller are referred to herein individually as a “Party,” and together as the “Parties”.

R E C I T A L S

A. WHEREAS, Seller and its Subsidiaries (as hereinafter defined) are, among other things, engaged in the Target Business (as hereinafter defined);

B. WHEREAS, the Target Business is comprised of certain assets and liabilities that are currently part of Seller and its Subsidiaries;

C. WHEREAS, Seller and its Subsidiaries desire to sell, transfer and assign to Buyer or a Buyer Designee (as hereinafter defined), and Buyer or a Buyer Designee desires to purchase and assume from Seller and its Subsidiaries, the Purchased Assets (as hereinafter defined), and Buyer or a Buyer Designee is willing to assume, the Assumed Liabilities (as hereinafter defined), in each case as more fully described and upon the terms and subject to the conditions set forth herein; and

D. WHEREAS, Seller and its Subsidiaries and Buyer or a Buyer Designee desire to enter into one or more Bills of Sale and Assignment and Assumption Agreements, the Intellectual Property License Agreement, the Patents Assignment Agreement, the Trademark Assignment Agreement, the Copyright and Software Assignment Agreement the Transition Services Agreement and the Notarial Deed (each as hereinafter defined, and collectively, the “Collateral Agreements”).

NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained and intending to be legally bound hereby, the Parties hereby agree as follows:

1.	Definitions

1.1 Defined Terms. For the purposes of this Agreement the following words and phrases shall have the following meanings:

“Affiliate” of any Person means any Person that controls, is controlled by, or is under common control with such Person, including any Subsidiary. As used herein, “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise. For the sake of clarity, the term Affiliates does not include third-party resellers or distributors.

“Anti-Corruption Laws” means all Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any public official, commercial entity or any other Person to obtain or retain business or an improper business advantage; such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, the UK Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Laws” means all federal, state, provincial and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assigned Intellectual Property” means the Intellectual Property and Information exclusively related to or exclusively used in the operation or conduct of the Target Business, including the distribution and sale of the Business Products including (a) the Assigned Patents, (b) the Assigned Copyrights, (c) the Assigned Trademarks, and (d) any and all Intellectual Property rights subject to the Transferred In-Licenses, other than Transferred In-Licenses which are internal to Seller and its Affiliates.

“Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and each employment, compensation, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock option, stock appreciation right, stock purchase, phantom stock or other equity or equity-based compensation, performance, retirement, thrift, savings, employee loan, stock bonus, excess benefit, supplemental unemployment, paid time off, vacation, personal days, floating holidays, perquisite, tuition reimbursement, outplacement, fringe benefit, sabbatical, sick leave, change in control, retention, severance, termination, redundancy, termination indemnity, jubilee long-service, cafeteria, disability, death benefit, hospitalization, medical, dental, life insurance, vision, family building benefits, retiree medical, retiree life insurance or other retiree health or welfare, accident benefit, housing, transport, welfare benefit or other plan, program, agreement or arrangement, in each case maintained or contributed to, or required to be maintained or contributed to, by Seller, its Subsidiaries or any ERISA Affiliate or with respect to which Seller, its Subsidiaries or any ERISA Affiliate is a party or has any liability (whether actual or contingent, direct or indirect).

“Bill of Sale and Assignment and Assumption Agreement” means each agreement in substantially the form set forth in Exhibit A.

“Business Contracts” means any Contract exclusively related to or exclusively used in the operation or conduct of the Target Business.

“Business Day” means a day that is not (a) a Saturday, a Sunday or a statutory or civic holiday in the State of New York or California, (b) a day on which banking institutions are required by Law to be closed in the State of New York or California, or (c) a day on which the principal offices of Seller or Buyer are closed or become closed prior to 2:00 p.m. local time.

“Business Data” means any and all business information and data, including confidential information and Personal Information (whether of employees, contractors, consultants, customers, consumers, vendors, suppliers, service providers or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed by any of the Business IT Assets, Business Products or otherwise in the course of the conduct of the Target Business.

“Business Employees” means the employees of Seller or its Subsidiaries engaged in providing services to the Target Business and set forth on Schedule 3.10(a)(i).

“Business Intellectual Property” means the Assigned Intellectual Property, the Licensed Intellectual Property and the Intellectual Property or Information licensed under any Transferred In-Licenses.

“Business Products” means those products manufactured, sold, offered for sale, supported, maintained or developed by or on behalf of the Reproductive Health Specialty of Seller as of the Closing, including those set forth on Schedule 1.1(a).

“Business Records” means the books, records, ledgers, tangible data, disks, tapes, other media-storing data and files or other similar information, whether in hardcopy or computer format and whether stored in network facilities or otherwise, in each case to the extent exclusively related to or exclusively used in the operation or conduct of the Target Business or the Purchased Assets, including any advertising, promotional and media materials, training materials, trade show materials and videos, engineering information, design documents, models, manuals and data, reference designs, product datasheets, sales and purchase correspondence, including price lists, lists of present and former customers, information concerning customer contacts, purchasing history, technical characteristics and other information reasonably required for ongoing customer relationships, lists of present and former suppliers or vendors, mailing lists, warranty information, catalogs, sales promotion literature, advertising materials, brochures, bids, records of operation, accounting and financial records, personnel and employment records (including, without limitation, all personnel and employment records for Business Employees and other current or former employees of Seller and its Subsidiaries employed in the Target Business with respect to whom Buyer or any Affiliate of Buyer may reasonably be expected to have any liability at or following the Closing), standard forms of documents, manuals of operations or business procedures, designs, research materials and product testing reports, and any information relating to any Tax imposed on any Purchased Assets or with respect to the Target Business, but excluding such items to the extent (a) they are Excluded Assets or Excluded Liabilities or (b) any applicable Law prohibits the transfer of such information.

“Buyer Designee” means one or more Affiliates of Buyer identified to Seller in accordance with Section 2.9 prior to the Closing Date.

“Buyer Material Adverse Effect” means any change, event, effect, occurrence, circumstances or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of Buyer to, in a timely manner, perform its obligations under, or consummate the transactions contemplated by this Agreement.

“Closing” means the closing of the transactions described in Article 7.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement between Seller and Buyer dated July 29, 2021.

“Contract” means any legally binding oral or written contract, subcontract, agreement or commitment, note, bond, mortgage, indenture, lease, sublease, license, sublicense, supply contract, purchase order, sales order, instrument or other legally binding obligation, arrangement or understanding.

“Copyrights” means rights in works of authorship, including without limitation copyrights, whether registered or unregistered and whether arising under the laws of the United States or any other jurisdiction anywhere in the world, including moral rights and mask work rights, and all registrations and applications for registration with respect thereto.

“Copyright and Software Assignment Agreement” means that certain Copyright and Software Assignment Agreement, substantially in the form attached hereto as Exhibit B-3.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, reduced capacity, social distancing, shut down, closure sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Body, including the Centers for Disease Control and Prevention, the World Health Organization, the Occupational Safety and Health Administration, and the Indiana State Department of Health, in each case, in connection with or in response to COVID-19.

“Data Protection Laws” means all applicable Laws that govern or relate to (a) privacy, security, or confidentiality of any personal Information or (b) Processing of any personal Information or other Business Data, including, without limitation, (i) the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C § 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 1921 et seq.) and all regulations promulgated thereunder, as each may be amended from time to time; (ii) the Fair Credit Reporting Act (15 U.S.C. § 1681 et. seq.); (iii) the Telephone Consumer Protection Act, 47 U.S.C. § 227; (iv) the Telemarketing and Consumer Fraud and Abuse Prevention Act (15 U.S.C. §§ 6101-6108); (v) the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (15 U.S.C. 7701-7713); (vi) the California Consumer Privacy Act of 2018; (vii) Section 5 of the (U.S.) Federal Trade Commission Act; (viii) the General Data Protection Regulation (EU) 2016/679; (ix) the UK Data Protection Act 2018; (x) all state Law equivalents of such Laws; (xi) implementing regulations or rulemaking concerning such Laws; and (xii) all Laws requiring notification of a security breach or other unauthorized access, use or disclosure of Personal Information or other Business Data.

“Data Protection Requirements” means all applicable (a) Data Protection Laws; (b) Privacy Policies; (c) terms of any agreements to which the Seller or its Subsidiaries are bound relating to the Processing of Personal Information or other Business Data by the Seller or its Subsidiaries; and (d) applicable industry standards like the Payment Card Industry Data Security Standard (PCI-DSS).

“Encumbrance” means any lien, encumbrance, claim, charge, security interest, mortgage, pledge, easement, encroachment, building or use restriction, capital lease, conditional sale or other title retention agreement, covenant, adverse claims of ownership or use, or other similar restriction.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“ERISA Affiliate” means each Affiliate and any other Person that, together with Seller or any of the Affiliates, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or under Section 4001(a)(14) and 4001(b)(1) of ERISA.

“Escrow Agent” means U.S. Bank National Association.

“Escrow Agreement” means an escrow agreement substantially in the form attached hereto as Exhibit C.

“Excluded Contracts” means any Contract (a) under which performance by Seller, counterparty and the Affiliates of both parties, as applicable, have been completed or earlier terminated, and for which there is no remaining payment, warranty, indemnification, maintenance, or support obligation, or those relating to license or option to license any Intellectual Property rights of a party therein, (b) that constitute a General Purchase Agreement or (c) not exclusively related to the Purchased Assets or Assumed Liabilities.

“Excluded Taxes” means any liability, obligation or commitment, whether or not accrued, assessed or currently due and payable, with respect to (a) any Taxes of Seller or its Affiliates (including any liability of Seller or its Affiliates for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law)), as a transferee or successor, by Contract or otherwise, (b) any Taxes relating to, pertaining to, or arising out of, the Target Business or the Purchased Assets for any Tax period or portion thereof ending on or before the Closing Date or attributable to the operation of the Target Business or ownership of the Purchased Assets prior to the Closing, and (c) any Taxes required by Law to be paid by Seller or any Affiliate (or withheld from Seller by Buyer or a Buyer Designee and remitted to the appropriate taxing Governmental Body) as a result of their sale of Purchased Assets in any jurisdiction (including any withholding Taxes).

“FDA” means the U.S. Food and Drug Administration and any successor agency thereto.

“Fundamental Representations” means the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.5(a), Section 3.5(c), Section 3.18 and Section 3.19.

“GAAP” means U.S. generally accepted accounting principles.

“General Purchase Agreements” means any Contracts pursuant to which Seller or an Affiliate purchases products or services from such Third Party, including for any of Seller’s or an Affiliate’s retained businesses, in each case that are not exclusively related to or exclusively used in the operation or conduct of the Target Business.

“German Subsidiary” means Cook Deutschland GmbH.

“Governmental Body” means any legislative, executive or judicial unit of any governmental entity (supranational, national, federal, provincial, state or local or foreign) or any department, commission, board, agency, bureau, official or other regulatory, administrative or judicial authority thereof.

“Healthcare Laws” means, collectively, any and all applicable state, federal, national, and foreign healthcare Laws which govern the Target Business and Business Products, including but not limited to: (i) the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.); (ii) all healthcare fraud and abuse laws, including, without limitation, the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), the federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the federal health care program exclusion law (42 U.S.C. § 1320a-7a), the criminal false statements law (42 U.S.C. §1320a-7b(a)), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), all criminal laws relating to health care fraud and abuse, including but not limited to the health care fraud statutes set forth at 18 U.S.C. §§ 286, 287, 1035, 1347 and 1349; and the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C § 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 1921 et seq.); (iii) the Medicare and Medicaid statutes (Titles XVIII and XIX of the Social Security Act) and any other Law governing a government sponsored or funded healthcare programs; (iv) requirements applicable to medical device advertising under the Federal Trade Commission Act; (v) all implementing regulations of the preceding Laws; (vi) the EU Medical Devices Directives (Directives 93/42/EEC, 90/385/EEC and 98/79/EC), Regulation (EU) 2017/745 and Regulation (EU) 2017/746, including any applicable national implementing legislation, (vii) any analogous Laws of any applicable jurisdiction; and (viii) any other state, federal or foreign law or regulation which regulates kickbacks, recordkeeping, claims process, documentation requirements, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government healthcare programs, quality, safety, licensure or any other aspect of testing, manufacture, distributing, sale, promotion or marketing of medical devices.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder.

“Indemnity Escrow Amount” means $12,000,000.

“Information” means documented and undocumented information, including any technical information, and other data and drawings of whatever kind in whatever medium, specifications, techniques, network configurations and architectures, Software, APIs, subroutines, techniques, user interfaces, URLs works of authorship, algorithms, formulae, protocols, schematics, compositions, processes, designs, bills of material, sketches, photographs, graphs, drawings, samples, non-patented inventions, discoveries, developments and ideas, build instructions, Software code (in any form, including source code and executable or object code), build scripts, test scripts, databases and data collections, past and current manufacturing and distribution methods and processes, tooling requirements, current and anticipated customer requirements, price lists, part lists, customer lists, market studies, business plans, database technologies, systems, structures, architectures, improvements, devices, concepts, methods and information, RTL, GDSII files, whether embodied in Software or otherwise, inventions (whether or not patentable), discoveries, improvements, and technology, breadboards, netlists, mask works, mask sets, wafers, test methodologies, verilog files, emulation and simulation reports, test vectors and hardware development tools, and any and all instantiations of the foregoing in any form and embodied in any media, however documented and whether or not embodied in any tangible form, and any and all notes, analysis, compilations, studies, summaries, and other material containing or based, in whole or in part, on any information included in the foregoing, and including all tangible embodiments of any of the foregoing.

“Intellectual Property” means the intellectual property rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction anywhere in the world: (a) Copyrights, (b) Trademarks, (c) Patents, (d) Trade Secrets, (e) mask work rights and any applications for registration therefor, (f) rights in databases and data collections (including knowledge databases, customer lists and customer databases), whether registered or unregistered, and any applications for registration therefor; (g) rights in inventions (whether or not patentable) and Information and improvements thereto, and (h) any other proprietary, intellectual or industrial property rights of any kind or nature now known or hereafter recognized in any jurisdiction worldwide, including any rights in Information.

“Intellectual Property License Agreement” means the agreement in substantially the form set forth in Exhibit D.

“Inventory” means the inventory, wherever located, including raw materials, work in process, recycled materials, demo and evaluation inventory, finished products, inventoriable supplies, and non-capital spare parts owned by Seller or a Subsidiary and primarily related to or primarily used in the operation or conduct of the Target Business or the Purchased Assets, and any rights of Seller or a Subsidiary to the warranties received from suppliers and any related claims, credits, rights of recovery and set-off with respect to such Inventory, but only to the extent such rights are assignable.

“Italian Business” means the portion of the Target Business operated by the Seller or a Subsidiary of the Seller in Italy and comprising the Purchased Assets, the Assumed Liabilities, and the contracts with the Transferred Employees in Italy.

“IRS” means the U.S. Internal Revenue Service.

“knowledge of Seller” or “to Seller’s knowledge” means the actual knowledge of the individuals specified on Schedule 1.1(b) after reasonable investigation.

“Law” means any supranational, national, federal, state, provincial or local law (including common law), statute, ordinance, rule, regulation, code, order, judgment or injunction, or any decree of any country.

“Leased Equipment” means the vehicles, machinery and equipment and other similar items leased by Seller or a Subsidiary and exclusively related to or exclusively used in the operation or conduct of the Target Business or the Purchased Assets (outside of the United States solely with respect to any such vehicles) as listed on Schedule 1.1(c), but excluding any Excluded Assets or Excluded Liabilities.

“Licensed Intellectual Property” means the Intellectual Property and Information that is owned or controlled by Seller and/or any of its Affiliates that are Excluded Assets and are being licensed to Buyer pursuant to the Intellectual Property License Agreement.

“Manufacture” or “Manufacturing” means all steps, processes, and activities necessary to manufacture, supply and/or produce the Business Products, including without limitation, the manufacturing, processing, packaging, labeling, storing, quality control testing and distribution of Business Products.

“Manufacturing Assets” means the equipment and tools utilized by Seller solely to Manufacture the Business Products.

“Nonassignable Licenses” means those Contracts pursuant to which Seller and/or its Affiliates in-licenses Intellectual Property or Information from one or more Third Parties that are related to other businesses of Seller or an Affiliate and not exclusively related to or exclusively used in the operation or conduct of the Target Business, including Contracts for Standard Software, and general corporate wide information technology and design licenses primarily used in Seller’s or an Affiliate’s retained businesses.

“Non-U.S. Benefit Plan” means each Benefit Plan maintained or contributed to or required to be maintained or contributed to, that covers employees or is subject to the laws of any jurisdiction outside the United States.

“Notarial Deed” means the deed in substantially the form set forth in Exhibit F, which may be subject to revisions by the Notary Public and which the Seller and the Buyer shall execute on the Closing Date before the Notary Public.

“Notary Public”: means Mr. Carlo Munafo, Notary in Milan.

“Notified Body” means any organization designated under applicable Healthcare Laws by an EU country or the UK to assess and certify the conformity of the Business Products in accordance with applicable Healthcare Laws and any applicable harmonized standards.

“Open Source Materials” means the Software licensed under any license that conforms to the Open Software Initiative’s definition of “open source”, available online at http://www.opensource.org/osd.html.

“Patent Assignment Agreement” means that certain Patent Assignment Agreement, substantially in the form attached hereto as Exhibit B-1.

“Patents” means patents, patent applications or invention disclosures worldwide of any kind or nature (including industrial designs and utility models that are subject to statutory protection), and any renewals, reissues, reexaminations, extensions, supplemental protection certificates, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related counterparts to such patents and patent applications, wheresoever issued or pending anywhere in the world.

“Permits” shall mean any permits, licenses, consents, authorizations, declarations, registrations, listings, clearances, exemptions, certifications and other permissions and approvals from Governmental Bodies or Notified Bodies used in the Target Business as currently conducted.

“Permitted Encumbrances” means any (a) statutory lien for Taxes, assessments and other governmental charges or liens of carriers, landlords, warehouseman, mechanics and material men incurred in the ordinary course of business, in each case for sums not yet due and payable or due but not delinquent, (b) liens incurred or deposits made in the ordinary course of the Target Business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (c) non-exclusive licenses granted by Seller or an Affiliate in connection with sales of products in the ordinary course of business, (d) any use or other building restriction for the Premises that does not materially interfere with the use of the Premises and (e) any minor imperfection in title and minor encroachments, if any, that, individually or in the aggregate, are not material in amount, do not materially interfere with the conduct of the Target Business or with the use of the Purchased Assets and do not materially affect the value of the Purchased Assets or the Target Business.

“Person” means any individual, corporation, partnership, firm, association, joint venture, joint stock company, trust, unincorporated organization or other entity, or any government or regulatory, administrative, or political subdivision or agency, department, or instrumentality thereof.

“Personal Information” shall mean any information relating to an identified or identifiable natural person; an “identifiable person” is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity, including, without limitation, unique device or browser identifiers, names, addresses, telephone numbers, email addresses, social security numbers, and/or account information; and shall also mean any information that is regulated or protected by one or more Data Protection Laws.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such Straddle Period beginning the day after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Premises” means the premises owned by Seller or a Subsidiary that are used by the Target Business.

“Principal Equipment” means the personal property of Seller or a Subsidiary exclusively related to or exclusively used in the operation or conduct of the Target Business or the Purchased Assets, including, without limitation, all Manufacturing Assets, machinery, equipment (including any related replacement or spare parts, components dies, molds, tools, and tooling), phone or conferencing equipment, network equipment, data processing equipment and peripheral equipment and other similar items, but not (a) the Leased Equipment or (b) any such items primarily related to Excluded Assets or Excluded Liabilities. Principal Equipment includes rights to the warranties received from the manufacturers and distributors of such items and to any related claims, credits, rights of recovery and set-off with respect to such items, but only to the extent that such rights are assignable.

“Privacy Policies” means all published, posted, and internal agreements and policies relating to Seller’s and its Subsidiaries’ Processing of Personal Information or other Business Data.

“Process” or “Processing” means any operation or set of operations which is performed on data, whether or not by automated means, such as the access, use, collection, treatment, processing, structuring, storage, hosting, recording, organization, adaption, alteration, transfer, retrieval, transmittal, consultation, disclosure, disposal, dissemination, restriction, erasure, destruction or combination of such data.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, Subsidiaries, Affiliates, investment bankers, attorneys and other advisors or representatives.

“Return” means any return, declaration, report, claim for refund, or information return or statement, and any other document filed or required to be filed in respect of any Tax, including any schedule or attachment thereto or amendment thereof.

“Rollover PTO” means any banked accrued but unused vacation or other paid time off that a Transferred Employee is entitled to as of the Closing Date under Seller’s PTO policies that could have been used by the Transferred Employee in the calendar year in which the Closing Date occurs under Seller’s policies with respect to the use of banked vacation and other paid time off if such Transferred Employee had continued to be subject to such policies for the remainder of such calendar year and that is transferred to and assumed by Buyer or a Buyer Designee in accordance with Section 5.4(f).

“Sanctions” means all applicable trade and economic sanctions laws, regulations, or trade embargoes imposed, administered or enforced by the U.S. government (including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Department of State), the United Nations Security Council, the European Union, any European Union member state or Her Majesty’s Treasury of the United Kingdom.

“Seller Material Adverse Effect” means any fact, circumstance, change, condition or effect that, individually or when taken together with all other such facts, circumstances, changes, conditions or effects that exist at the date of determination of the occurrence of a Seller Material Adverse Effect, has or is reasonably likely to have a material adverse effect on (a) the business, operations, financial condition or results of operations of the Target Business and the Purchased Assets, taken as a whole, or (b) Seller’s ability to perform its obligations under this Agreement and the Collateral Agreements or consummate the transactions contemplated hereby or thereby; provided, however, that, with respect to clause (a), no facts, circumstances, changes, conditions or effects (by themselves or when aggregated with any other facts, circumstances, changes, conditions or effects) resulting from, relating to or arising out of the items enumerated in sub-clauses (i) to (vii) below shall be deemed to be or constitute a Seller Material Adverse Effect, and no facts, circumstances, changes, conditions or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a Seller Material Adverse Effect has occurred or is reasonably likely to occur: (i) general economic, financial or political conditions in the United States or any other jurisdiction in which the Target Business has substantial business or operations, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions, epidemics, pandemics, or disease outbreaks (including COVID-19) or public health emergencies, or other force majeure events), to the extent that such conditions do not have a materially disproportionate impact on the Target Business, taken as a whole, relative to other businesses similar to the Target Business; (ii) conditions in the industry that the Target Business is in, and any industry-wide changes therein (including any changes arising out of acts of terrorism, war, weather conditions, epidemics, pandemics, or disease outbreaks (including COVID-19) or public health emergencies, or other force majeure events), to the extent that such conditions do not have a materially disproportionate impact on the Target Business, taken as a whole, relative to other businesses similar the Target Business; (iii) conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions, epidemics, pandemics, or disease outbreaks (including COVID-19) or public health emergencies, or other force majeure events), to the extent that such conditions do not have a materially disproportionate impact on the Target Business, taken as a whole, relative to other businesses similar to the Target Business; (iv) acts of terrorism or war to the extent that such acts do not have a materially disproportionate impact on the Target Business, taken as a whole, relative to other businesses similar to the Target Business; (v) COVID-19 Measures; (vi) the announcement or pendency of this Agreement and the transactions contemplated hereby; or (vii) any actions taken by Seller or its Affiliates as required by the express terms of this Agreement.

“Seller Proprietary Software” means Software owned or purported to be owned by Seller or any of its Subsidiaries that is incorporated in the Business Products or that is otherwise exclusively related to the design, development, manufacturing, commercialization, distribution, and support of the Business Products.

“Software” means (a) computer programs, including software implementations of algorithms, heuristics models and methodologies, whether in source code or object code, (b) testing, validation, verification and quality assurance materials, (c) databases, conversion, interpreters and compilations, including any and all data and collections of data, whether machine readable or otherwise, (d) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (e) software development processes, practices, methods and policies recorded in permanent form, relating to any of the foregoing, (f) operating systems, management code, firmware, utilities, graphical user interfaces and software engines, and (g) performance metrics, sightings, bug and feature lists, build, release and change control manifests recorded in permanent form, relating to any of the foregoing and (h) documentation, including user manuals, technical manuals, developer notes, developer tools, developers’ kits, utilities, comments and annotations, web materials, and architectural and design specifications and training materials, in each case whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature relating to any of the foregoing.

“Standard Software” means non-customized, off-the-shelf, commercially available Software that is licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license, and not redistributed with or incorporated into, or used directly in, the development, manufacturing or distribution of, any of the Business Products or services of the Target Business and is generally available to the public on standard, non-negotiated terms.

“Straddle Period” means any Tax period that begins on or before and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Target Business” means Seller’s business of developing and selling Business Products, as conducted within the Reproductive Health Specialty of Seller; provided that, for clarity, the Target Business does not include any billing, order entry, fulfillment, accounting, collections, finance, operations, engineering or other corporate centralized function organizations within Seller.

“Tax” means a tax of any kind, and all charges, fees, customs, levies, duties, imposts, required deposits or other assessments, whether federal, state, local or foreign, including all net income, capital gains, gross income, gross receipt, property, franchise, sales, use, excise, registration, withholding, payroll, employment, severance, social security, worker’s compensation, unemployment, occupation, capital stock, ad valorem, value added, transfer, gains, profits, net worth, asset, transaction, real property, personal property, alternative, add-on minimum, escheat or estimated tax or other tax, including any interest, penalties or additions to tax with respect thereto, whether disputed or not, imposed upon any Person by any taxing or social security authority or other Governmental Body under applicable Law.

“Termination Fee” means $45,000,000.

“Third Party” means any Person not an Affiliate of the other referenced Person or Persons.

“Trademark Assignment Agreement” means that certain Trademark Assignment Agreement, substantially in the form attached here to as Exhibit B-2.

“Trademarks” means trademarks, trade names, corporate names, business names, trade styles, service marks, service names, logos, slogans, trade dress, design rights, 800 numbers, or other source or business identifiers and general intangibles of like nature, together with goodwill associated therewith, whether registered or unregistered and whether arising under the laws of the United States or any state or territory thereof or any other jurisdiction anywhere in the world, and registrations and applications for registration with respect to any of the foregoing.

“Trade Laws” means, with respect to any Person, all applicable customs, trade, antiboycott, and import and export control Laws in jurisdictions in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction, except to the extent inconsistent with U.S. law, including the U.S. Export Administration Regulations administered by the U.S. Department of Commerce and all other trade regulations imposed by the U.S. government.

“Trade Secrets” means information of any kind or nature, in whatever form and whether or not embodied in a tangible medium, including customer lists, concepts, ideas, methods, processes, know-how, methodologies, designs, plans, schematics, bill of materials, drawings, formulae, technical data, specifications, research and development information, technology and product roadmaps, models, data bases, marketing materials and other proprietary or confidential information, in each case to the extent any of the foregoing derives economic value from not being generally known to other Persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that cover or protect any of the foregoing.

“Transferred Contracts” means all Business Contracts, including those set forth on Schedule 2.1(d) and the Transferred In-Licenses, other than the Excluded Contracts or Transferred In-Licenses which are internal to Seller and its Affiliates.

“Transferred Governmental Permits” means any governmental permit, license, certificate of inspection, approval, clearance, registration, listing, exemption or other certification or authorization issued to Seller or a Subsidiary, including by a Notified Body, exclusively related to or exclusively used in the operation or conduct of the Target Business, including those identified on Schedule 2.1(h).

“Transferred In-Licenses” means any Contract pursuant to which Seller or a Subsidiary has the right to use any Intellectual Property or Information of one or more Person that is exclusively related to or exclusively used in the operation or conduct of the Target Business, including those identified on Schedule 2.1(g), but excludes the Nonassignable Licenses.

“Transition Services Agreement” means the agreement in substantially the form set forth in Exhibit E.

“Value Added Tax” means any value added tax imposed on the supply of goods and services under European Union Directive 2006/112/EC (or under any rules, regulation, orders or instruments authorized by that Directive) and any similar value added tax pursuant to the laws of any jurisdiction which is not a member of the European Union.

“WARN Act” means the Worker Adjustment and Retraining Notification Act or similar state or local law.

1.2 Additional Defined Terms . For purposes of this Agreement, the following terms shall have the meanings specified in the Sections indicated below:

Term	Section
“Agreement”	Preamble
“Antitrust Division”	Section 5.7(c)
“Asset Level Allocation Statement”	Section 5.3(b)
“Assigned Copyrights”	Section 3.12(a)

Term	Section
“Assigned Patents”	Section 3.12(a)
“Assigned Trademarks”	Section 3.12(a)
“Assumed Liabilities”	Section 2.3
“Assumed Plan Assets”	Section 5.4(h)
“Assumed Plan Liabilities”	Section 5.4(h)
“Binding LOI”	Section 5.7(b)
“Bulk Sales Laws”	Section 2.7
“Business Employee Plan”	Section 3.9(b)
“Business IT Assets”	Section 3.12(q)
“Business Trade Secrets”	Section 3.12(j)
“Buyer”	Preamble
“Buyer FSA Plan”	Section 5.4(g)
“Buyer Indemnified Party”	Section 9.2(b)
“Buyer Proprietary Information”	Section 6.3(a)
“Cap Amount”	Section 9.2(f)
“Claim Dispute Notice”	Section 9.4
“Claim Notice”	Section 9.4
“Closing Date”	Section 7.4
“Closing Effective Time”	Section 7.6
“Closing Purchase Price”	Section 2.10
“Collateral Agreements”	Recitals
“Continuing Claim”	Section 9.5(a)
“Data Room”	Section 1.3(k)
“Deferred Purchase Price”	Section 2.10
“Excluded Assets”	Section 2.2
“Excluded Leased Equipment”	Section 5.6
“Excluded Liabilities”	Section 2.4
“Expiration Date”	Section 9.1
“German Works Council Consultation” “Financial Statements”	Section 7.5(a) Section 3.11(a)
“FTC”	Section 5.7(c)
“Inactive Employee”	Section 5.4(b)
“Indemnified Party”	Section 9.2(a)
“Indemnifying Party”	Section 9.3(a)
“Indemnity Escrow Account”	Section 7.7
“Latest Financial Statement”	Section 3.11(a)
“Losses”	Section 9.2(a)
“Malicious Code”	Section 3.12(p)
“Material Contracts”	Section 3.10(a)
“Nonassignable Assets”	Section 2.5(c)
“Party”	Preamble
“Proceeding”	Section 3.13(b)
“Property Taxes”	Section 2.8(d)

Term	Section
“Purchase Price”	Section 2.10
“Purchased Assets”	Section 2.1
“Purchased Leased Equipment”	Section 5.6
“Reasonable Efforts”	Section 5.9(a)(iv)
“Redacted Information”	Section 5.18
“Regulatory Approvals”	Section 8.1(b)
“Regulatory Authority”	Section 3.13(c)
“Required Consents”	Section 3.4(b)
“Retained Escrow Amount”	Section 9.5(a)
“Safety Notices”	Section 3.13(i)
“Sanctioned Country”	Section 3.7(d)
“Sanctioned Person”	Section 3.7(d)
“Security Incident”	Section 3.12(q)
“Seller”	Preamble
“Seller FSA Plan”	Section 5.4(g)
“Seller Indemnified Party”	Section 9.2(c)
“Seller Name”	Section 5.9(a)(i)
“Seller Plan Liabilities”	Section 5.4(h)
“Seller Proprietary Information”	Section 6.2(a)
“Separate Closing”	Section 7.5(b)
“Submissions”	Section 3.13(e)
“Target Business Domain Names”	Section 3.12(a)
“Termination Date”	Section 11.1(e)
“Termination Payment”	Section 11.2(b)
“Third Party Claim”	Section 9.3(a)
“Third Party Components”	Section 3.12(g)
“Top Customer”	Section 3.16
“Top Supplier”	Section 3.16
“Transfer Taxes”	Section 2.8(b)
“Transferred Employee”	Section 5.4(b)
“Transferred FSA Balances”	Section 5.4(b)

1.3 Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the starting reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(c) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(d) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(e) Including. The word “including”, or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(f) Currency. References to “$,” “U.S. dollars” and “dollars” are to the currency of the United States of America.

(g) Commercially Reasonable Efforts. Commercially reasonable efforts means that the obligated Party is required to make a diligent, reasonable, and good faith effort to accomplish the applicable objective. Such obligation, however, does not require an expenditure of funds or the incurrence of a liability on the part of the obligated Party unless the other Party agrees to refund the obligated Party for such expenditure or assume such liability, nor does it require that the obligated Party act in a manner that would be contrary to normal commercial practices in order to accomplish the objective. The fact that the objective is or is not actually accomplished is not, by itself, an indication that the obligated Party did or did not in fact utilize its commercially reasonable efforts in attempting to accomplish the objective.

(h) Schedules and Exhibits. The Schedules and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any matter disclosed by either Party on any one Schedule with respect to any representation, warranty or covenant of such Party shall be deemed disclosed for purposes of all other representations, warranties or covenants of such Party to the extent that it is reasonably apparent from such disclosure that it also relates to such other representations, warranties or covenants.

(i) Laws and Legislation. A reference to any legislation or other law or to any provision of any legislation or other law shall include any modification, amendment, re-enactment thereof, any legislative or other provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation or other law.

(j) Ambiguity. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernible from a reading of this Agreement without consideration of any extrinsic evidence. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content).

(k) Data Room. Any statement in this Agreement to the effect that any information, document or other materials has been “furnished,” “delivered,” “provided” or “made available” to Buyer or any of its Representatives means that such information, document or other material was posted to (and is still available as of the date hereof) the electronic data room hosted on behalf of the Seller by Ice Miller LLP at ShareFile in connection with the transactions contemplated by this Agreement (the “Data Room”) no later than 12:01 a.m. Eastern Time on the date that is one (1) day prior to the date hereof and has been made available for review therein by Buyer and its Representatives.

2. Purchase and Sale of the Target Business

2.1 Purchase and Sale of Assets. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Seller shall, or shall cause one or more of its Subsidiaries, as appropriate, to, irrevocably grant, sell, transfer, assign, convey and deliver to Buyer or one or more Buyer Designees, and Buyer or one or more Buyer Designees shall irrevocably purchase, acquire and accept from Seller or the applicable Subsidiary, all of the right, title and interest in, to and under the Purchased Assets that Seller or the applicable Subsidiary owns, leases, licenses, possesses or uses and has the right to transfer as the same shall exist on the Closing Date, wherever located, free and clear of Encumbrances, except for Permitted Encumbrances. For purposes of this Agreement, “Purchased Assets” means all the assets, properties and rights exclusively related to or exclusively used in the operation or conduct of the Target Business by Seller or the applicable Subsidiary, whether tangible or intangible, real, personal or mixed, including as set forth or described in paragraphs (a) through (j) below, whether or not any of such assets, properties or rights have any value for accounting purposes or are carried or reflected on or specifically referred to in Seller’s or the applicable Subsidiary’s books or financial statements:

(a) the Business Records;

(b) the Principal Equipment and Purchased Leased Equipment;

(c) the Assigned Intellectual Property, including all rights to sue for or assert claims against and seek remedies for past, present and future infringements of any of the Assigned Intellectual Property and rights of priority and protection of interests therein and to retain any and all damages, settlement amounts and other amounts therefrom against any Person on or after the Closing Date;

(d) the Transferred Contracts;

(e) the Transferred Governmental Permits (but only to the extent that such Transferred Governmental Permits are assignable or transferable to Buyer);

(f) all prepaid expenses for leased and rented equipment;

(g) all Third Party prepaid milestones, royalties and maintenance and support for Transferred In-Licenses;

(h) the Assumed Plan Assets;

(i) all guarantees, warranties, indemnities, and similar rights in favor of Seller or a Subsidiary related to any item listed in (a) through (i) above; and

(j) all rights to the claims, causes of action (including the right to sue, assert claims and seek remedies), rights of recovery (including the right to retain any damages, settlements and other amounts), and rights of set-off, made or asserted against any Person on or after the Closing Date relating to any item listed above, whether arising out of actions or conditions occurring prior to, on, or after the Closing Date.

2.2 Excluded Assets. Notwithstanding the provisions of Section 2.1, it is hereby expressly acknowledged and agreed that the Purchased Assets shall not include, and neither Seller nor any Affiliate is granting, selling, transferring, assigning, conveying or delivering to Buyer or a Buyer Designee, and neither Buyer nor any Buyer Designee is purchasing, acquiring or accepting from Seller or any Affiliate, any of the rights, properties or assets set forth or described in paragraphs (a) through (l) below (the rights, properties and assets expressly excluded by this Section 2.2 or otherwise excluded by the terms of Section 2.1 from the Purchased Assets being referred to herein as the “Excluded Assets”):

(a) any of Seller’s or its Affiliate’s receivables, cash, cash equivalents, bank deposits or similar cash items;

(b) Inventory;

(c) Intellectual Property or Information owned or controlled by Seller or any Affiliate other than the Assigned Intellectual Property;

(d) any (i) confidential personnel records pertaining to any Business Employee to the extent applicable Law prohibits the transfer of such information; (ii) other books and records that Seller or any Affiliate of Seller is required by Law to retain and any Business Records to the extent such Business Records contain (A) proprietary information related to Seller’s retained businesses, or (B) any information subject to attorney-client privilege or legal or contractual Third Party confidentiality obligations; provided, however, that Buyer shall, at its expense, have the right to obtain, to the extent permitted by Law and subject to reasonable restrictions, and Seller shall deliver to Buyer, at Buyer’s expense, copies of any portions of such retained confidential personnel records and other books and records and Business Records that relate to the Target Business, the Purchased Assets, the Assumed Liabilities or the Transferred Employees; and (iii) any information management system of Seller or any Affiliate of Seller other than those exclusively related to or exclusively used in the operation or conduct of the Target Business or the Purchased Assets whether or not contained within computer hardware included as a Purchased Asset pursuant to Section 2.1(b);

(e) subject to Section 5.9 and the Transition Services Agreement, any rights to, or the use of, the Seller Name (as defined below) and any other trademark, design or logo previously or currently used by Seller or any of its Affiliates (other than the Assigned Trademarks);

(f) the Excluded Contracts, the Non-assignable Licenses and the Excluded Leased Equipment;

(g) except as specified in Section 2.1, any insurance policies, or rights of proceeds thereof;

(h) except as specifically provided in the applicable Bill of Sale and Assignment and Assumption Agreement or this Agreement for any particular jurisdiction or with respect to the Assumed Plan Assets, any assets of the Benefit Plans;

(i) any interest in real property;

(j) any of the rights of Seller under this Agreement (or under any other agreement between Seller, on the one hand, and Buyer, on the other hand, entered into on or after the date of this Agreement);

(k) any interest in any Subsidiary of Seller; and

(l) except as specified in Section 2.1 or in the Intellectual Property License Agreement, all other assets, properties, interests and rights of Seller or any Affiliate that are not exclusively related to or exclusively used in the operation or conduct of the Target Business.

2.3 Assumed Liabilities. On the Closing Date, Seller shall, or shall cause one or more of its Subsidiaries, as appropriate, to irrevocably convey, transfer and assign to Buyer or one or more Buyer Designees, and Buyer or one or more Buyer Designees shall accept, assume and agree to pay, perform or otherwise discharge, in accordance with the respective terms and subject to the respective conditions thereof, the Assumed Liabilities. For purposes of this Agreement, “Assumed Liabilities” means solely the liabilities and obligations set forth or described in paragraphs (a) through (c) below, whether or not any such liability or obligation has a value for accounting purposes or is carried or reflected on or specifically referred to in either Seller’s or a Subsidiary’s books or financial statements:

(a) the liabilities and obligations arising out of facts and circumstances occurring solely after the Closing Date under the Transferred Contracts and Transferred Governmental Permits that are not Excluded Liabilities;

(b) with respect to the Target Business, any product warranty obligations arising from sales of the Business Products in the ordinary course of business after the Closing Date;

(c) subject to Section 2.4, the obligations and liabilities with respect to the Transferred Employees (including the Rollover PTO and Assumed Plan Liabilities), the Target Business or the Purchased Assets arising from, or in connection with, the operation or conduct of the Target Business or the ownership of the Purchased Assets by Buyer or a Buyer Designee after the Closing Date.

2.4 Excluded Liabilities. Neither Buyer nor any Buyer Designee shall assume or be obligated to pay, perform or otherwise assume or discharge any liabilities or obligations of Seller or any of its Affiliates, whether direct or indirect, known or unknown, absolute or contingent, except for the Assumed Liabilities (all of such liabilities and obligations not so assumed being referred to herein as the “Excluded Liabilities”). For the avoidance of doubt, the Parties agree that the Excluded Liabilities include, but are not limited to, any and all liabilities or obligations set forth or described in paragraphs (a) through (j) below, whether or not any such liability or obligation has a value for accounting purpose or is carried or reflected on or specifically referred to in Seller’s or the applicable Affiliate’s books or financial statements:

(a) any Excluded Taxes;

(b) any liability or obligation arising out of or related to any Excluded Asset;

(c) any accounts or trade payable;

(d) any indebtedness for borrowed money or guarantees thereof of Seller and its Affiliates or intercompany obligations of Seller or any Affiliate;

(e) any liability or obligation relating to or arising (whether before, on or after the Closing Date) out of (i) the employment and any termination of such employment by Seller or any Affiliate of any employee or former employee of Seller or an Affiliate; (ii) any employee’s or former employee’s or such employee’s dependents’ rights or obligations with respect to any fringe benefit of employment with Seller or an Affiliate, including any Benefit Plan (other than the Assumed Plan Liabilities); (iii) the unpaid vacation, personal days and floating holidays accrued by Transferred Employees that are not included in the Rollover PTO; and (iv) any change in control, retention or severance payments granted or awarded by Seller or an Affiliate prior to the Closing to be paid (if earned) to the Transferred Employees following the Closing;

(f) any liability and obligation which arises out of or relates to any breach, default or violation by Seller or its Affiliates of any lease, Transferred Contract or Transferred Governmental Permit occurring on or prior to the Closing Date or which arises out of violation of applicable Law, in each case by Seller or its Affiliates;

(g) any liability or obligation in connection with, or relating to, any actions, suits, claims or proceedings against Seller or any Affiliate which arise out of, accrue, or relate to (i) the operation or conduct of the Target Business or (ii) the ownership of the Purchased Assets in each case on or before the Closing Date;

(h) any benefit liability or obligation relating to or arising in connection with COBRA or otherwise by operation of applicable Law to provide continuation of health care coverage to employees or former employees of Seller or an Affiliate or their dependents arising from a qualifying event occurring on or before the Closing Date (including, for the avoidance of doubt, such employees or former employees of Seller or an Affiliate (including the Transferred Employees) or their dependents who are “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(b) with respect to the transactions contemplated by this Agreement);

(i) the Seller Plan Liabilities (other than the Assumed Plan Liabilities); and

(j) any liability or obligation arising from the sale of Business Products prior to the Closing by Seller or an Affiliate.

2.5 Further Assurances; Further Conveyances and Assumptions; Consent of Third Parties

(a) From time to time following the Closing to the extent permitted by applicable Law and subject to reasonable restrictions, Seller shall, or shall cause its Affiliates to, make available to Buyer or a Buyer Designee such confidential data and information in personnel records of Transferred Employees as is reasonably necessary for Buyer to integrate such employees into Buyer’s or a Buyer Designee’s workforce and comply with its obligations under Section 5.4.

(b) From time to time following the Closing, Seller and Buyer shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases, acquittances and other instruments, and shall take such further actions, as may be necessary or appropriate to transfer fully to, and vest in, Buyer and the Buyer Designees and each of their respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Buyer or a Buyer Designee under this Agreement and the Collateral Agreements and to assure fully to Seller and its Subsidiaries and each of their respective successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Buyer or a Buyer Designee under this Agreement and the Collateral Agreements, and to otherwise make effective the transactions contemplated hereby and thereby (including (i) transferring back to Seller or a Subsidiary any asset or liability not contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, if and to the extent that any such asset or liability was erroneously or inadvertently transferred to Buyer or a Buyer Designee at the Closing and (ii) transferring to Buyer or a Buyer Designee any asset or liability contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, which was erroneously or inadvertently not transferred to Buyer or a Buyer Designee at the Closing).

(c) Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to transfer or assign any Purchased Asset, including any Transferred Contract, Transferred Governmental Permit, certificate, approval, authorization or other right, which by its terms or by Law is nonassignable or cannot be entered into without the consent of a Third Party or a Governmental Body or is cancelable by a Third Party in the event of an assignment (“Nonassignable Assets”) unless and until (i) such consents shall have been obtained or (ii) Buyer or a Buyer Designee notifies Seller that any such Purchased Asset should be transferred or assigned notwithstanding the absence of a requisite Third Party consent or Governmental Body consent or the right of a Third Party to cancel such Nonassignable Asset in the event of a transfer or assignment hereunder, in which event such Purchased Asset shall not be a Nonassignable Asset for purposes of this Agreement and shall instead be transferred and assigned hereunder notwithstanding the absence of such Third Party consent or Governmental Body consent or any right of a Third Party to cancel such Purchased Asset. Prior to the Closing, Seller shall use commercially reasonable efforts to obtain such consents and deliver any required notices under all Nonassignable Assets, and Buyer shall, and shall cause its Affiliates to, cooperate with Seller to obtain such consents promptly. To the extent permitted by applicable Law, in the event any requisite consent cannot be or is not for any reason obtained prior to the Closing, from and after the Closing, Seller and Buyer shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to develop a mutually agreeable arrangement (including by way of amendment or addition of services to the Transition Services Agreement) under which Buyer or a Buyer Designee would obtain the benefits and assume the obligations under such Nonassignable Assets in accordance with this Agreement, including by sub-contracting, sub-licensing, or sub-leasing to Buyer or a Buyer Designee. From and after the Closing Seller shall, and shall cause its Affiliates to, also take or cause to be taken at Buyer’s or a Buyer Designee’s expense such actions in its name or otherwise as Buyer may reasonably request so as to provide Buyer or the applicable Buyer Designee with the benefits of the Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets, and Seller or the applicable Subsidiary shall promptly pay over to Buyer or the applicable Buyer Designee all money or other consideration received by it in respect to all Nonassignable Assets. If after the Closing Date any Nonassignable Asset becomes assignable (either because consent for the assignment or execution thereof is obtained or otherwise), Seller shall promptly notify Buyer and cooperate to assign or transfer such previously Nonassignable Asset to Buyer or the applicable Buyer Designee. Further, the Parties agree that Transferred Contracts which Seller requires to provide services pursuant to the Transition Services Agreement will not be transferred or assigned until the expiration of the Transition Services Agreement. Seller shall not terminate or materially extend, amend, modify or waive any right with respect to any such Business Contract without Buyer’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

(d) Buyer and Seller shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to obtain, or to cause to be obtained, any consent, substitution, approval, or amendment required to transfer all rights and obligations under any and all Transferred Contracts, Transferred Governmental Permits, certificates, approvals, authorizations or other rights or obligations or liabilities that constitute Purchased Assets or Assumed Liabilities or that are required to perform the obligations under the Collateral Agreements.

(e) From and after the Closing Date, Seller on behalf of itself and its Affiliates authorizes Buyer, to the extent permitted by applicable Law and the terms of the Nonassignable Assets, at Buyer’s expense, to perform all the obligations and receive all the benefits of Seller or its Affiliates under the Nonassignable Assets and appoints Buyer its attorney-in-fact to act in its name on its behalf or in the name of the applicable Affiliate of Seller and on such Affiliate’s behalf with respect thereto.

(f) Notwithstanding anything in this Agreement to the contrary, unless and until any consent or approval with respect to any Nonassignable Asset is obtained, such Nonassignable Asset shall not constitute a Purchased Asset and any associated liability shall not constitute an Assumed Liability for any purpose under this Agreement.

(g) As reasonably requested by Buyer, Seller will identify the licenses included in the Nonassignable Assets and shall cooperate with and assist Buyer, at Buyer’s reasonable request and expense, to obtain licenses or arrangements to replace the licenses, services and assets provided with respect to any Nonassignable Asset.

2.6 Intellectual Property and Information. Unless expressly set forth in this Agreement, the Intellectual Property License Agreement or in any Collateral Agreement, no title, right or license of any kind is granted to Buyer pursuant to this Agreement with respect to the Intellectual Property or Information owned or controlled by Seller or any Affiliate of Seller, either directly or indirectly, by implication, by estoppel or otherwise.

2.7 Bulk Sales Law. Buyer hereby waives compliance by Seller and any Subsidiary with the requirements and provisions of any “bulk-transfer” Laws of any jurisdiction (collectively, the “Bulk Sales Laws”), including Article 6 of the California Uniform Commercial Code, in each case that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer or a Buyer Designee.

2.8 Taxes

(a) Buyer and any Buyer Designee shall be entitled to deduct and withhold from the consideration or any payment otherwise payable pursuant to this Agreement such amounts as Buyer or any Buyer Designee, as applicable, is required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Such withheld amounts shall be paid to the applicable Governmental Body.

(b) The payment for any sales, use, transfer, conveyance, stamp, registration, documentary, filing, recording, or similar fees or Taxes (“Transfer Taxes”) incurred in connection with the transfer of the Purchased Assets and the assumption of the Assumed Liabilities to and by, respectively, Buyer and Buyer Designees pursuant to this Agreement shall be borne equally by Buyer and Seller or its Subsidiaries when due.

(c) Notwithstanding anything to the contrary in this Agreement, any Taxes that are Value Added Taxes, imposed on assets sold and fully recoverable by Buyer or Buyer Designee shall be borne solely by Buyer or Buyer Designees but only to the extent that a duly issued invoice has been provided by Seller or a Subsidiary, which invoice may be subject to adjustment following the completion of the Asset Level Allocation Statement. Any other Value Added Taxes imposed on assets sold shall be borne by Seller or its Subsidiaries. In the case and to the extent of value added and similar Taxes incurred in connection with the transactions contemplated hereby that are recoverable by Buyer or a Buyer Designee, such Taxes shall be properly invoiced by Seller or its Subsidiaries to Buyer or Buyer Designee, as applicable, paid by Buyer or Buyer Designee to Seller or its Subsidiaries, as applicable, and remitted by Seller or its Subsidiaries, as applicable, to the relevant Governmental Body in accordance with applicable Law, and Buyer or Buyer Designee shall be entitled to such recovery. The Party prescribed by Law as primarily liable for the payment of such Value Added Taxes shall prepare all necessary documents (including all Returns) with respect to all such amounts in a timely manner.

(d) All real property Taxes (if any), personal property Taxes and similar ad valorem obligations (“Property Taxes”) levied with respect to the Purchased Assets for a Straddle Period shall be apportioned between Seller and Buyer based on the number of days of such Straddle Period, and Seller shall be liable for the proportionate amount of Property Taxes that is attributable to the Pre-Closing Tax Period within such Straddle Period, and Buyer shall be liable for the proportionate amount of Property Taxes that is attributable to the Post-Closing Tax Period within such Straddle Period. Any refund, rebate, abatement or other recovery of Property Taxes attributable to the Pre-Closing Tax Period shall be for the account of Seller, and any refund, rebate, abatement or other recovery of Property Taxes attributable to the Post-Closing Tax Period shall be for the account of Buyer. Upon receipt of any bill (or any refund, rebate, abatement, or other recovery) for such Property Taxes, Buyer or Seller, as applicable, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 2.8(d) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the Party owing it to the other within thirty (30) days after delivery of such statement. In the event that Buyer or Seller makes any payment for which it is entitled to reimbursement under this Section 2.8(d), the applicable Party shall make such reimbursement promptly but in no event later than thirty (30) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. For the avoidance of doubt, Seller shall be responsible for and shall promptly pay when due all Property Taxes levied with respect to the Purchased Assets attributable to a Pre-Closing Tax Period.

(e) Following the Closing, Buyer and Seller shall cooperate as reasonably requested for the purpose of enabling the requesting Party to (i) make any election relating to Taxes, (ii) prepare Returns with respect to the Target Business or the Purchased Assets or (iii) to prepare for and defend audits or other Tax-related examinations by a Governmental Body with respect to the Target Business and the Purchased Assets.

2.9 Buyer Designee. The Parties agree that Buyer may assign the right to purchase certain of the Purchased Assets to one or more Buyer Designees or that one or more Buyer Designees may enter into a Collateral Agreement. Notwithstanding any such assignment or execution of a Collateral Agreement by a Buyer Designee, Buyer shall remain liable for, and any such assignment or execution shall not relieve Buyer of, its obligations hereunder or thereunder. Any reference to Buyer in this Agreement shall to the extent applicable also be deemed a reference to the applicable Buyer Designee, except where in context of this Agreement such use would not be appropriate.

2.10 Purchase Price. In consideration of the grant, sale, transfer, assignment, conveyance and delivery by Seller and the Subsidiaries of the Purchased Assets to Buyer or a Buyer Designee, Buyer and/or a Buyer Designee(s) shall (i) pay to Seller or the applicable Subsidiary at the Closing an aggregate amount in cash equal to $675,000,000 minus the Indemnity Escrow Amount (the “Closing Purchase Price”) by wire transfer of immediately available funds to an account designated by Seller’s written instructions to Buyer at least three (3) Business Days prior to the Closing Date, (ii) assume the Assumed Liabilities upon the Closing pursuant hereto and (iii) pay to Seller or the applicable Subsidiary an aggregate additional amount equal to $200,000,000 (the “Deferred Purchase Price” and together with the Closing Purchase Price and the portion of the Indemnity Escrow Amount which may become payable to Seller pursuant to Article 9 of this Agreement, the “Purchase Price”) in cash, payable in equal annual installments of $50,000,000 due on the first Business Day following each of the first, second, third and fourth anniversaries of the Closing, by wire transfer of immediately available funds to an account designated by Seller’s written instructions to Buyer at least three (3) Business Days prior to the applicable anniversary.

3. Representations and Warranties of Seller. Except as set forth in the Schedules attached hereto and delivered by Seller to Buyer prior to the execution of this Agreement, Seller represents and warrants to Buyer that as of the date of this Agreement and as of the Closing Date:

3.1 Organization and Qualification. Seller is a limited liability company duly organized and validly existing under the Laws of the State of Indiana and has all requisite limited liability company power and authority to carry on the Target Business as currently conducted by it and to own or lease and operate the Purchased Assets and conduct the Target Business as currently conducted. Seller is duly qualified to do business and is in good standing as a foreign corporation (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of the Purchased Assets or the operation or conduct of the Target Business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Seller Material Adverse Effect.

3.2 Subsidiaries. Schedule 3.2 sets forth a list of each Affiliate of Seller that has title to any Purchased Asset or any Assumed Liability, together with its jurisdiction of organization. Each such Affiliate is a Subsidiary of Seller. Each Subsidiary set forth in Schedule 3.2 is duly organized and validly existing and in good standing (in any jurisdiction that recognizes such concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate the Purchased Assets owned by it and to carry on its portion of the Target Business as presently conducted by it. Each Subsidiary of Seller set forth on Schedule 3.2 is duly qualified to do business and is in good standing as a foreign corporation or other entity (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of its properties and assets or the operation or conduct of the Target Business requires such qualification, except for failures to be so duly organized, validly existing, qualified or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect. The Subsidiaries listed on Schedule 3.2 are the only Affiliates of Seller that have title to any Purchased Asset or any obligation that is an Assumed Liability.

3.3 Authorization; Binding Effect

(a) Seller has all requisite limited liability company power and authority to execute, deliver and perform this Agreement and the Collateral Agreements to which it will be a party and to consummate the transactions contemplated hereby and thereby, and the execution, delivery and performance of this Agreement and the Collateral Agreements to which it will be a party have been duly authorized by all requisite corporate action.

(b) Each Subsidiary that will be a party to a Collateral Agreement has all requisite corporate or similar power and authority to execute, deliver and perform the Collateral Agreements to which it will be a party and to consummate the transactions contemplated thereby, and the execution, delivery and performance of the Collateral Agreements to which it will be a party have been duly authorized by all requisite corporate action.

(c) This Agreement has been duly executed and delivered by Seller and this Agreement is, and the Collateral Agreements to which Seller and any of its Subsidiaries will be a party when duly executed and delivered by Seller or such Subsidiary will be, valid and legally binding obligations of Seller or such Subsidiary, enforceable against Seller or such Subsidiary, as applicable, in accordance with their respective terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.

3.4 Non-Contravention; Consents

(a) Assuming that all Required Consents (as defined in Section 3.4(b)) have been obtained, the execution, delivery and performance of this Agreement by Seller and the Collateral Agreements by Seller or any of its Subsidiaries that is a party thereto and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) result in a breach or violation of, or conflict with, any provision of Seller’s or any of its Subsidiaries’ charters, by-laws or similar organizational documents, (ii) violate or result in a breach of or constitute an occurrence of default under any provision of, result in the acceleration or cancellation of any obligation under, or give rise to a right by any party to terminate or amend its obligations under, any Contract to which Seller or a Subsidiary is a party or by which it is bound and which relates to the Target Business or the Purchased Assets, (iii) result in the imposition of any Encumbrance (other than Permitted Encumbrances) upon any of the Purchased Assets or the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of Assigned Intellectual Property, or (iv) violate any applicable Law of any Governmental Body having jurisdiction over Seller, a Subsidiary that is party to a Collateral Agreement, the Target Business or the Purchased Assets, other than in the case of clauses (ii), (iii) and (iv), any such violations, breaches, defaults, accelerations or cancellations of obligations or rights that, individually or in the aggregate, are not and would not reasonably be expected to be material to the Target Business and would not reasonably be expected to materially impede or delay the Closing.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained by Seller or an Affiliate in connection with the execution, delivery and performance of this Agreement and the Collateral Agreements to which Seller or its Subsidiaries will be a party or for the consummation of the transactions contemplated hereby or thereby by Seller or a Subsidiary, except for (i) any filings required to be made under the HSR Act and any applicable filings required under foreign Antitrust Laws and (ii) consents or approvals of Governmental Bodies or other Third Parties that are required to transfer or assign to Buyer or a Buyer Designee any Purchased Assets, Assumed Liabilities, or assign the benefits of or delegate performance with regard thereto in any material respect, each of which are set forth in Schedule 3.4(b) (items (i) and (ii) being referred to herein as the “Required Consents”) and (iii) such other consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to be obtained or made, individually or in the aggregate, are not and would not reasonably be expected to be material to the Target Business and would not reasonably be expected to materially impede or delay the Closing.

3.5 Purchased Assets

(a) Seller or a Subsidiary has and at the Closing will have good and valid title to, or a valid and binding leasehold interest or license in, all tangible Purchased Assets, free and clear of any Encumbrance except for Permitted Encumbrances. At the Closing, Seller or a Subsidiary will transfer to Buyer or a Buyer Designee good and valid title to, or, if Seller or a Subsidiary has a leasehold interest or license, a valid and binding leasehold interest or license in, all tangible Purchased Assets, free and clear of any Encumbrance except for Permitted Encumbrances.

(b) Schedule 3.5(b) sets forth a complete and accurate list of each item of Principal Equipment. Each material item of Principal Equipment and each Purchased Leased Equipment is in good operating condition and repair, subject to normal wear and tear, suitable for the purposes for which it is currently being used, but is otherwise being transferred on a “where is” and, as to condition, “as is” basis.

(c) The Inventory, Business Contracts which are not Transferred Contracts, Purchased Assets, and the Transferred Employees constitute all tangible and intangible property, assets, personnel and rights of Seller or an Affiliate that are exclusively related to or exclusively used in the operation or conduct of the Target Business. Except for Manufacturing facilities and Manufacturing equipment (in each case, that are not Manufacturing Assets), contracts that relate in part to the Target Business but are not Business Contracts, billing, order entry, fulfillment, accounting, collections, finance, quality, regulatory, legal, MS&T (manufacturing, science and technology), research and development, customer service, operations, utilities, validation, engineering or other corporate centralized functional organizations within, or controlled by, Seller or an Affiliate, all other rights acquired or licensed by Buyer under this Agreement and the Collateral Agreements (including the goods and services to be provided pursuant to the Transition Services Agreement and the Licensed Intellectual Property licensed under the Intellectual Property License Agreement,) together with the Purchased Assets, Inventory and the Transferred Employees, constitute all tangible and intangible property, assets, personnel and rights of Seller or an Affiliate that are necessary for and are sufficient to permit Buyer to conduct the Target Business immediately following the Closing in substantially the same manner as it is currently conducted and currently proposed to be conducted by Seller or one of its Subsidiaries. In the event this Section 3.5(c) is unintentionally breached because Seller or a Subsidiary has in good faith failed to identify and transfer any asset or property or provide any service exclusively related to or exclusively used in the operation or conduct of the Target Business or the Purchased Assets, such breach shall be deemed cured if Seller or the applicable Subsidiary, subject to Section 2.5(c), promptly, but in no event, later than thirty (30) days following such failure to identify and transfer and assign, such properties or assets, including Intellectual Property, provides such goods or services to Buyer or a Buyer Designee, or licenses such Intellectual Property, in each case, at no additional cost to Buyer or a Buyer Designee.

3.6 Governmental Permits. Except as set forth on Schedule 2.1(h), there are no governmental Permits held or used by Seller or a Subsidiary to operate or conduct the Target Business as now being operated or conducted, to own the Purchased Assets. Schedule 2.1(h) contains a description of each Transferred Governmental Permit. The Transferred Governmental Permits set forth on Schedule 2.1(h) are valid and in full force and effect and no proceeding is recorded, pending or, to Seller’s knowledge, threatened seeking the suspension, modification, limitation, or revocation of any such governmental Permit. Neither Seller nor any Subsidiary is in violation of or default under any governmental Permit which, individually or in the aggregate, has had or would reasonably be expected to be material to the Target Business.

3.7 Compliance with Laws

(a) Except as set forth on Schedule 3.7, with respect to the Purchased Assets and the Target Business, Seller and each Affiliate is in compliance in all material respects with all applicable Laws and all decrees, orders, judgments, writs, injunctions and Permits of or from Governmental Bodies by which the Target Business or the Purchased Assets are bound or affected.

(b) Without limiting the generality of the foregoing, with respect to the Purchased Assets and the Target Business, neither Seller nor any of its Affiliates, nor, to Seller’s knowledge, any agent, director, officer, employee or other Person associated with or acting on behalf of Seller or its Affiliates, has since January 1, 2018, directly or indirectly, taken, authorized or promised to take any action which would cause it to be in violation of any applicable Anti-Corruption Laws; used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign from corporate funds, or violated any money laundering laws, or similar legislation in applicable jurisdictions or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to any person, except for instances of noncompliance or possible noncompliance that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Target Business or the Purchased Assets. With respect to the Purchased Assets and the Target Business, neither Seller nor any of its Affiliates has since January 1, 2018 received any written notice from any Governmental Body alleging any violation or alleged violation of Anti-Corruption Laws, discovered a violation as a result of an internal investigation or made a voluntary or directed disclosure to any Governmental Body, and, to Seller’s knowledge, there are not facts that would reasonably be expected to lead to such notice.

(c) With respect to the Purchased Assets and the Target Business, Seller and each Affiliate is, and has been for the last four years, in compliance in all material respects with all applicable Trade Laws and applicable Sanctions; and Seller has implemented and maintained controls and systems to comply with all applicable Trade Laws and applicable Sanctions. Without limiting the foregoing, as of the date hereof, there are to Seller’s knowledge, no threatened or pending claims, investigations, enforcement actions, or other legal proceedings by any Governmental Body of potential violations of Trade Laws or Sanctions against Seller or any of its Affiliates with respect to the Target Business or the Purchased Assets.

(d) Except as set forth on Schedule 3.7(d), neither Seller nor, to the knowledge of Seller, any director, officer, or employee or agent of Seller is, or has been within the past four years, (i) listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom (irrespective of its status vis-à-vis the European Union); (ii) operating, organized, or resided in a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine) (a “Sanctioned Country”); (iii) the government of a Sanctioned Country or the Government of Venezuela; (iv) 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons (any such person described in (i), (ii), (iii), or (iv), a “Sanctioned Person”); (v) engaged in transactions, dealings, or activities, with or involving a Sanctioned Person; or (vi) engaged in transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person.

3.8 Litigation. Except as set forth on Schedule 3.8, there is no action, suit, consent decree, proceeding, arbitration or governmental investigation pending or, to Seller’s knowledge, threatened by, against or involving Seller or any Affiliate, the Target Business or the Purchased Assets, (i) which seeks to restrain or enjoin the consummation of the transactions contemplated hereby or (ii) that could reasonably be expected to be material to the Target Business or the Purchased Assets. To Seller’s knowledge, there is no reasonable basis for any such action, suit, decree, proceeding, arbitration, or investigation not disclosed on Schedule 3.8 that could reasonably be expected to be material to the Target Business or the Purchased Assets.

3.9 Business Employees

(a) (i) Schedule 3.9(a)(i) contains a complete and accurate list of all the Business Employees as of January 14, 2022, showing for each Business Employee their (A) name, (B) job title, (C) primary work location (country, state (if applicable) and city), (D) employing entity, (E) date of hire or service commencement date, (F) whether paid on a salary, hourly or otherwise current annual base salary, base wage rate or other wage, (G) immigration status, if any, (H) classification status of U.S. employees under the Fair Labor Standards Act or applicable state or local Law (exempt or non-exempt), (I) leave of absence status, if any (including, but not limited to, short- or long-term disability leave, military leave, maternity leave, family leave, and/or other administrative leave), (J) full-time or part-time status, (K) whether represented by a works council, union or other labor organization under an agreement to which Seller or any of its Subsidiaries is a party or otherwise subject, and the identity of such works council, union or other labor organization and (L) general eligibility for current annual incentive/bonus or commission opportunity. Other than Business Employees, no sales or marketing employee of Seller or its Subsidiaries spent more than 50% of such employee’s work time providing services to the Target Business during the six-month period prior to the date hereof, except in connection with the negotiation of this Agreement. There are no individual or sole proprietor independent contractors or consultants engaged by Seller or any of its Subsidiaries who exclusively provide services to the Target Business.

(ii) Schedule 3.9(a)(ii) sets forth a complete and accurate list of all union, collective bargaining and other similar labor agreements to which Seller or any of its Subsidiaries is a party or otherwise subject (including any agreement with any works council, labor or trade union or other similar labor-relations entity) that covers any Business Employee (“Labor Agreements”). Except as set forth on Schedule 3.9(a)(i), no Business Employee or other employee or independent contractor of Seller or any of its Subsidiaries who is providing services for the Target Business is covered by any union, collective bargaining or other similar labor agreement to which Seller or any of its Subsidiaries is a party or otherwise subject (including any agreement with any works council, labor or trade union or other similar labor-relations entity). Except as set forth on Schedule 3.9(a)(ii), (A) there are no pending or threatened union, works council, employee representative or similar labor organizing activities or arrangements with respect to any Business Employee or the Target Business with Seller or its Subsidiaries; (B) in the three years prior to the date hereof, there has been no labor dispute, other than routine individual grievances, or any material activity or proceeding by a works council, labor union or trade union or similar labor-relations entity or representative thereof to organize the Business Employees or any other employees or independent contractors of Seller or any of its Subsidiaries who provide services for the Target Business; (C) in the three years prior to the date hereof, there have been no lockouts, strikes, slowdowns, work stoppages or, to the knowledge of Seller, threats thereof by or with respect to the Business Employees or the Target Business; and (D) neither Seller nor any of its Subsidiaries is a party to or bound by any union, collective bargaining or other similar labor agreement (including any agreement with any works council, labor or trade union or other similar labor-relations entity) that covers any individuals providing services for the Target Business.

(iii) No unfair labor practice, labor dispute or labor charge or complaint is pending or to the knowledge of Seller threatened with respect to any Business Employee or the Target Business.

(iv) Except as set forth on Schedule 3.9(a)(iv), there is no union, works council, employee committee or representative or other labor organization, which, pursuant to applicable Law, Contract or past practice, must be notified or consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement.

(b) Schedule 3.9(b) contains a complete and accurate list of each Benefit Plan that covers one or more Business Employees (collectively, the “Business Employee Plans”). With respect to each of the Business Employee Plans, Seller has made available to Buyer true and complete copies of, to the extent applicable, (i) the most recent plan document (including all amendments thereto) or, if a written plan document does not exist, a written description describing all material terms thereof, (ii) the applicable trust agreement, insurance contract or other funding arrangement, (iii) the most recent letter received from a Governmental Body regarding the tax-qualified status of such Business Employee Plan (including any IRS determination or opinion letter), (iv) the most recent annual report (including on Form 5500), financial statements and actuarial valuation report, and (v) any material, non-routine correspondence with a Governmental Body during the past three years.

(c) Each Business Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on an opinion letter from the IRS as to its qualification in form under the Code, and, to Seller’s knowledge, no event has occurred or conditions exist that could reasonably be expected to cause the loss of such qualified status.

(d) No Business Employee Plan provides post-employment or post-service health, welfare, or life insurance benefits other than as required under COBRA or other similar applicable Law. No Benefit Plan is, and none of Seller, any Subsidiary or any ERISA Affiliate sponsors, maintains, contributes to (or is obligated to contribute to), or has previously sponsored, maintained, contributed to, incurred an obligation to contribute to, or has any liability (contingent or otherwise) with respect to: (i) any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) any “employee pension benefit plan” as defined in Section 3(2) of ERISA that is subject to Title IV of ERISA, Part 3 of Title I of ERISA or Section 412 of the Code, (iii) any “multiple employer plan” as defined in ERISA or the Code or (iv) any “multiple employer welfare arrangement” as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA).

(e) Each Business Employee Plan (including a Non-U.S. Benefit Plan or any Benefit Plan that is otherwise not subject to ERISA or the Code) has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all applicable Laws (including without limitation any special provisions relating to the tax status of contributions to, earnings of or distributions from such Benefit Plans where each such Benefit Plan was intended to have such tax status). Neither Seller nor any Subsidiary is a party to any agreement, contract or arrangement that provides for, or is otherwise required or obligated to make a payment that would constitute, nonqualified deferred compensation (as defined in Section 409A(d)(1) of the Code) with respect to any Business Employee that does not comply with or satisfy an exemption from Code Section 409A.

(f) Each Business Employee Plan that is a Non-U.S. Benefit Plan (i) has obtained from the Governmental Body having jurisdiction with respect to such Business Employee Plan any determination or registration required to give effect to such Business Employee Plan, if applicable, (ii) if it is intended to qualify for special tax treatment, satisfies in all material respects the requirements for such treatment and (iii) to the extent providing pension, termination indemnities, long-service awards, jubilee payments, post-termination welfare benefits or similar payments or benefits is listed on Schedule 3.9(f) and is fully secured by an insurance policy, fully funded or book reserved, as applicable, based on reasonable actuarial assumptions and in accordance with GAAP or other applicable accounting standards.

(g) Except as provided in Schedule 3.9(g), neither the execution or the delivery of this Agreement nor the consummation of the transactions contemplated hereby, in each case, whether alone or in conjunction with any other event, will (i) result in any payments or benefits becoming due to any Business Employee, (ii) increase the amount of or result in the acceleration of the time of payment, funding or vesting or result in the forfeiture of compensation or benefits under any Business Employee Plan, (iii) result in or entitle any Business Employee to any loan forgiveness or (iv) give rise to any payment or benefit that could reasonably be expected to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code.

(h) With respect to the Target Business, there is not presently pending, existing or to the knowledge of Seller threatened, (i) any strike, slowdown, picketing, or work stoppage, (ii) any application for certification of a collective bargaining agent, (iii) any material controversies or material disputes pending or to the knowledge of Seller threatened between Seller or any Subsidiary and any of its employees, or (iv) any material claims, material litigation or material disputes by a works council or other employee representative body, or an applicable Governmental Body against Seller or any of its Subsidiaries.

(i) Except as set forth on Schedule 3.9(i), in the three years prior to the date hereof, there have been no labor or employment-related litigations, administrative proceedings, arbitrations, audits or investigations in effect, pending, or to the knowledge of Seller threatened regarding any Business Employee in their capacity as such, any current or former employee or independent contractor of Seller or any of its Subsidiaries who provides or provided services for the Target Business in their capacity as such, or the Target Business, at law or in equity, or before or by any Governmental Body or arbitrator.

(j) Seller and its Subsidiaries are, and for the preceding three years have been, in compliance, in all material respects, with all applicable Laws regarding labor, employment and/or employment practices, including all applicable Laws regarding terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination, retaliation, whistleblowing, disability rights and benefits, equal opportunity, plant closures and layoffs, employee trainings and notices, workers’ compensation, labor relations, leaves of absences, COVID-19, affirmative action and/or unemployment insurance, with respect to any Business Employee, the Target Business and/or any former employee, independent contractor or other service provider who provided services to the Target Business.

(k) Neither Seller nor any of its Subsidiaries has engaged in any material unfair labor practices within the meaning of the National Labor Relations Act or similar state, local or foreign agency in the preceding six (6) month period.

(l) Neither Seller nor any of its Subsidiaries in the past three years has become a party to a settlement agreement resolving claims or allegations made of sexual harassment or sexual misconduct against a current executive-level Business Employee or former executive-level employee of Seller or any of its Subsidiaries, who provided services to the Target Business in their capacities as such and, to Seller’s knowledge, no reasonable basis exists that could give rise to any such claims or allegations.

(m) Seller and its Subsidiaries have not experienced or implemented a “plant closing” or “mass layoff” as defined in the WARN Act affecting any single site of employment or one or more facilities or operating units within any single site of employment of Seller and any of its Subsidiaries during the past three (3) years. In the six months prior to the date of this Agreement, Seller and its Subsidiaries have not carried out any “employment loss” (as such term is defined in the WARN Act), temporary layoffs, or hours or pay reductions that would, in the aggregate, require notice under the WARN Act.

(n) The Business Employees are lawfully authorized and have provided appropriate documentation to work in the jurisdiction in which they are working.

(o) Schedule 3.9(a)(i) sets forth the immigration status for all U.S. based Business Employees who are not U.S. citizens or permanent residents and lists any Business Employee based outside of the United States that are not citizens or permanent residents of the jurisdiction in which they perform services. No Business Employee is working on assignment or secondment for Seller or one if its Affiliates while employed by Seller or a different Affiliate located in a different country.

(p) Each Business Employee subject to the terms of a form employment contract, offer letter, or employment agreement is employed on terms materially the same as the general terms set forth in the applicable form employment contract, offer letter or employment agreement which Seller has made available to Buyer and which Seller has indicated is used by Seller or its Affiliates in the location in which such Business Employee is working. Seller and its Subsidiaries are in material compliance with all employment contracts, offer letters and employment agreements that any one of them has with any Business Employee.

3.10 Contracts

(a) Schedule 3.10(a) contains a complete and accurate list of the Business Contracts (collectively, the “Material Contracts”) that fall under any of the following categories of Contracts:

(i) that involve or could reasonably be expected to involve payments by or to Seller or a Subsidiary either of more than $250,000 per year or more than $500,000 in the aggregate over the full term thereof;

(ii) with any one of the top twenty-five (25) largest direct customers of Business Products, as measured by sales during the twelve (12) month period ending as of December 31, 2021, including purchase agreements, maintenance and service agreements and warranty agreements;

(iii) with any one of the top fifteen (15) largest suppliers of any raw material or components incorporated into Business Products, as measured by cost during the twelve (12) month period ending as of December 31, 2021;

(iv) that contain any provision or covenant prohibiting or limiting the ability of Seller or a Subsidiary to (A) engage in any activity (including geographical restrictions), (B) to compete in any line of business, directly or indirectly, with any Person;

(v) pursuant to which Seller or any of its Subsidiaries is bound to, or has committed to provide or license any Business Product to any third party (including any reseller or distributor of products) other than Contracts for sales of Business Products in the ordinary course of business pursuant to Seller’s standard terms and conditions or to acquire or license any product or service on an exclusive basis from a third party;

(vi) that provide for “most favored nation” terms, including such terms for pricing;

(vii) that create or obligate Seller or a Subsidiary to participate in any joint venture or similar arrangement;

(viii) that contain maintenance, warranty, support or similar obligations, other than as set forth on the standard terms and conditions of sale included in Schedule 3.14;

(ix) for any distributor, original equipment manufacturer, reseller, value added reseller, sales, agency or manufacturer’s representative relationships that is material to the Target Business or the Purchased Assets, including any with respect to the Business Products;

(x) that provides for the escrow of source code;

(xi) that constitute Transferred In-Licenses;

(xii) providing for the development of any Business Intellectual Property, independently or jointly, by or for Seller or any of its Subsidiaries (other than Contracts entered into in the ordinary course of business with (1) employees, or (2) consultants or independent contractors, who in each case are bound by written agreements assigning any such Assigned Intellectual Property to Seller or its Subsidiaries, which agreements are substantially in the form of Seller’s form employment or contractor agreement as provided to Buyer);

(xiii) under which any Business Intellectual Property is licensed, assigned, or transferred by Seller or any of its Subsidiaries to a third party (other than non-exclusive licenses granted in the ordinary course of business);

(xiv) that is with any Governmental Body, university, or research organization;

(xv) that is a continuing Contract with a commitment for the future purchase by Seller or its Subsidiaries of materials, supplies, equipment, or services in excess of $100,000 per year or more than $250,000 in the aggregate over the full term thereof;

(xvi) that is an advertising agreement or arrangement, in any such case that involves or could reasonably be expected to involve payments by Seller or any of its Subsidiaries of more than $100,000 per year;

(xvii) that is a Contract obligating Seller or any of its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party; and

(xviii) that constitute any other agreement, commitment, arrangement, or plan not made in the ordinary course of business that is material to the Target Business.

(b) Each Material Contract is valid, binding, and enforceable against Seller or the applicable Subsidiary and, to Seller’s knowledge, the other parties thereto in accordance with its terms and is in full force and effect. Neither Seller nor any Subsidiary is in default under or in breach of or is otherwise delinquent in performance under any Material Contract (and neither Seller nor any Subsidiary has received any notice alleging any such default, breach, or delinquency). To Seller’s knowledge, each of the other parties thereto has performed all obligations required to be performed by it under, and is not in default under, any Material Contract and no event has occurred that, with notice or lapse of time, or both, would constitute such a default, except for breaches, failures of performance or defaults that would not reasonably be expected to be material to the Target Business or the Purchased Assets. Seller or a Subsidiary has made available to Buyer true and complete copies of all Material Contracts.

3.11 Financial Statements

(a) Schedule 3.11(a) contains complete copies of (i) the statements setting forth the revenue and specified direct expenses of the Target Business as of and for each of the fiscal years ended December 31, 2019 and December 31, 2020, and (ii) the statements setting forth the revenue and specified direct expenses of the Target Business (the “Latest Financial Statement”) as of December 31, 2021 (collectively, (i) and (ii), the “Financial Statements”). The Financial Statements have been derived from and have been prepared in accordance with the books and records of Seller and the Subsidiaries (which are accurate and complete in all material respects) on a consistent basis throughout the periods covered thereby and are in accordance with GAAP (except for the omission of footnotes and normal year-end adjustments and any potential adjustments relating to the taxes and tax adjustments) and Seller’s standard accounting policies and procedures and present fairly the financial position and performance of the Target Business for such periods. Seller has no reason to believe that such Financial Statements are incorrect or misleading in any material respect. Except as set forth in Schedule 3.11(a), Seller has not received or booked any prepaid revenues for the Target Business applicable to performance due after the Closing Date.

(b) The books of account and other financial records of the Target Business have been kept accurately in the ordinary course of business consistent with applicable Laws, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Target Business have been properly recorded therein in all material respects. Seller has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of such member are being executed and made only in accordance with appropriate authorizations of management and the board of directors (or comparable body) of such member, (ii) that transactions are recorded as necessary (A) to permit preparation of aggregated financial statements of Seller in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of such member, (iv) that the amount recorded for assets on the books and records of such member are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Since January 1, 2019, there has been no change in any of the significant accounting policies, practices, or procedures of Seller with respect to the Target Business.

(c) Neither Seller nor its Affiliates nor, to the knowledge of Seller, any officer, director, employee, agent or representative of any of the foregoing, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods or internal accounting controls of Seller or any its Affiliates with respect to the Target Business, including any material complaint, allegation, assertion or claim that Seller or any of its Affiliates has engaged in improper accounting or auditing practices.

(d) The Assumed Liabilities do not include any liabilities or obligations of any type or nature, except for liabilities or obligations incurred in the ordinary course of business consistent with past practice.

(e) Since the date of the Latest Financial Statement, (i) Seller and its Subsidiaries have conducted the Target Business in the ordinary course of business consistent with past practice, (ii) there has not been any Seller Material Adverse Effect and (iii) Seller and its Subsidiaries have not taken any action that, if proposed to be taken after the date hereof, would require the consent of Buyer under Section 5.2.

(f) As of the Closing, the estimated amount of the Rollover PTO is less than $300,000 in the aggregate.

3.12 Intellectual Property

(a) Seller or one of its Subsidiaries owns exclusively all right, title and interest in and to the Assigned Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances. Seller and its Affiliates have not received any notice or claim challenging Seller’s or any of its Subsidiaries’ ownership or rights under any Business Intellectual Property or suggesting that any other Person has any claim of legal or beneficial ownership or exclusive rights with respect to any Assigned Intellectual Property, nor to Seller’s knowledge is there a reasonable basis for any such claim. Schedule 3.12(a)(i) contains a complete and accurate list of all Patents that are exclusively related to or exclusively used in the operation or conduct of the Target Business and owned by Seller or one of its Subsidiaries (the “Assigned Patents”). Schedule 3.12(a)(ii) contains a complete and accurate list of all registered Copyrights and pending applications for registration of Copyrights that are exclusively related to or exclusively used in the operation or conduct of the Target Business (the “Assigned Copyrights”). Schedule 3.12(a)(iii) contains a complete and accurate list of all registered Trademarks and pending applications for registration of Trademarks that are exclusively related to or exclusively used in the operation or conduct of the Target Business, including the distribution and sale of the Business Products (the “Assigned Trademarks” together with the Assigned Patents and the Assigned Copyrights, the “Assigned Registered IP”). Except for the domain names set forth in Schedule 3.12(a)(iv) (“Target Business Domain Names”), there are no domain name registrations that are exclusively related to or exclusively used in the operation or conduct of the Target Business, including the distribution and sale of the Business Products. To its knowledge, Seller or its legal counsel has in its possession complete and accurate copies of all applications, material correspondence with Governmental Bodies or registration organizations, and other material documents related to each such item of Assigned Registered IP, and Seller or its legal counsel will provide to Buyer all such copies in its possession at or prior to Closing or as soon as administratively practicable after the Closing Date. Each of Schedule 3.12(a)(i), (ii), (iii) or (iv), as applicable, sets forth a complete and accurate listing of the jurisdiction in which each item of Assigned Registered IP has been registered or filed, the applicable registration or serial number or similar identifier and applicable issuance, registration or grant date, and all actions, filings and payment obligations due to be made to any Governmental Body within one hundred and eighty (180) days following the date hereof with respect to each item of Assigned Registered IP. Other than communications with Governmental Bodies or registration organizations in the ordinary course of the prosecution of the Assigned Registered IP, neither Seller nor any of its Affiliates has received any notice or claim challenging the validity or enforceability of any of the Assigned Registered IP or indicating an intention on the part of any Person to bring a claim that any of the Assigned Registered IP is invalid or unenforceable, nor to Seller’s knowledge is there a reasonable basis for any claim that any of the Assigned Registered IP is either invalid or unenforceable. All Assigned Registered IP has been registered or obtained in accordance with all applicable legal requirements, and Seller has timely paid all filing, examination, issuance, post registration and maintenance fees and annuities associated with or required with respect thereto. None of the Assigned Registered IP has been in the three (3) years prior to the date of this Agreement or is currently involved in any interference, reissue, reexamination, opposition, cancellation, or similar proceeding and, to Seller’s knowledge, no such action has been in the three (3) years prior to the date of this Agreement or is currently threatened. Neither Seller nor any of its Affiliates has to the knowledge of Seller taken any action or failed to take any action that would result in the abandonment, cancellation, forfeiture, relinquishment, invalidation, or unenforceability of any Assigned Registered IP.

(b) Except as set forth in Schedule 3.12(b),

(i) the operation and conduct of the Target Business by Seller and its Affiliates, and the use, sale, import, export, and manufacture of Business Products by Seller and its Affiliates, have not and the use, sale, import, export, and manufacture of Business Products, as currently conducted or currently proposed to be conducted by Seller or one of its Subsidiaries, to Seller’s knowledge do not infringe, misappropriate or otherwise violate, any Intellectual Property rights of any Third Party;

(ii) there is no suit, or proceeding pending against or, to Seller’s knowledge, threatened against, or a written or, to Seller’s knowledge, oral claim, nor is there any settlement agreement or stipulation in litigation affecting, the Target Business or the Business Products, including any such suit, proceeding, claim, agreement, or stipulation (x) based upon, or challenging or seeking to deny or restrict, the rights of Seller or any of its Affiliates in any of the Business Intellectual Property, (y) alleging that the use of the Business Intellectual Property or any services provided, processes used, or products manufactured, used, imported, offered for sale or sold with respect to the Target Business conflict with, misappropriate, infringe or otherwise violate any Intellectual Property rights of any Third Party, or (z) alleging that Seller or any of its Affiliates infringed, misappropriated, or otherwise violated any Intellectual Property rights of any Third Party in connection with the operation of the Target Business;

(iii) to the knowledge of Seller, no other Person is infringing, misappropriating or otherwise violating any Business Intellectual Property rights that are material to the conduct of the Target Business as currently conducted or as currently planned to be conducted and no legal action, suit, arbitration, audit, claim, hearing, investigation or proceeding (whether federal, state, local or foreign) for infringement, misappropriation, dilution or violation is pending or has been threatened against any Person by Seller or any of its Affiliates;

(iv) no legal action, suit, arbitration, audit, claim, hearing, investigation or proceeding (whether federal, state, local or foreign) for infringement, misappropriation, dilution or violation is pending or, to Seller’s knowledge, has been threatened against any Person by Seller or any of its Affiliates; and

(v) (A) there exist no restrictions on the disclosure, use, license or transfer of the Business Intellectual Property (other than the restrictions imposed in the Intellectual Property License Agreement, the Transferred In-Licenses or by applicable Law); and (B) the consummation of the transactions contemplated by this Agreement will not alter, impair or extinguish any of the Business Intellectual Property.

(c) At the Closing, Seller or one of its Subsidiaries will assign to Buyer the Assigned Intellectual Property in accordance with the applicable assignment agreements and will license to Buyer or Buyer Designee the Licensed Intellectual Property, in accordance with the Intellectual Property License Agreement. Other than Standard Software and any Intellectual Property and Information used in the performance of services under the Transition Services Agreement, the Business Intellectual Property constitutes all the Intellectual Property and Information related to or used or held for use in or necessary for the operation or conduct of the Target Business and is sufficient to permit Buyer to conduct the Target Business immediately following the Closing in substantially the same manner as it is currently conducted, or currently proposed to be conducted by Seller or one of its Subsidiaries. Following the Closing, Buyer will be permitted to exercise all of the rights of Seller, including under Business Intellectual Property, to the same extent Seller would have been able had the transactions contemplated by this Agreement and the Collateral Agreements not occurred and without the payment of any consideration.

(d) None of the Business Intellectual Property has been adjudged invalid or unenforceable in whole or part and all Business Intellectual Property constituting Assigned Patents is valid and enforceable and, to Seller’s knowledge, all other Business Intellectual Property is valid and enforceable.

(e) Seller and its Affiliates have taken reasonable actions to maintain and protect the Assigned Intellectual Property, including payment of applicable maintenance fees and filing of applicable statements of use.

(f) To Seller’s knowledge, no Person is engaging in any activity that infringes, misappropriates, dilutes, or otherwise violates any of the Business Intellectual Property.

(g) Schedule 3.12(g) contains a complete and accurate list of all material Information (other than Open Source Materials) that is not owned by Seller or its Subsidiaries and is embedded in, incorporated into or distributed by Seller with the Business Products (“Third Party Components”), in each case identifying (i) the Business Product associated with such Third Party Component and (ii) the license or other agreement granting Seller or any of its Affiliates rights in and to such Third Party Component.

(h) Schedule 2.1(g) contains a complete and accurate list of all Transferred In-Licenses. Each such Transferred In-License is valid, binding, and enforceable against Seller or the applicable Subsidiary and, to Seller’s knowledge, the other parties thereto in accordance with its terms and is in full force and effect. No default, violation or breach under any Transferred In-License exists by Seller, any of its Affiliates, or, to Seller’s knowledge, by any other party thereto with respect to any Transferred In-License, and no event has occurred and is continuing that, with notice or the passage of time or both, would constitute a default, violation or breach by Seller, any of its Affiliates, or, to Seller’s knowledge, any other party with respect to any Transferred In-License. Other than as would not be material to the Target Business, no licensor under any of the Transferred In-Licenses has any ownership rights or license rights to derivative works or improvements made by or on behalf of Seller or any of its Subsidiaries related to any Intellectual Property or Information licensed under such Transferred In-License.

(i) Other than implied licenses arising in connection with the sale of Business Products in the ordinary course of the Target Business, and except for non-exclusive licenses granted under Contracts for the term of the applicable Contract in connection with distribution, resale, or similar Contracts entered into in the ordinary course of the Target Business, Seller has not granted any licenses or rights under, or otherwise agreed not to assert or enforce, any of the Assigned Intellectual Property for the purposes of enabling another Person to operate in the field of the Target Business. Seller has not granted any licenses or other rights under, or otherwise agreed not to assert or enforce, the Assigned Intellectual Property, except for those rights granted in the ordinary course of business in connection with the sale of Business Products.

(j) Seller and its Affiliates have taken reasonable steps to maintain the confidentiality of all Trade Secrets and all material confidential information relating to the Target Business (“Business Trade Secrets”) and other information that at any time constituted a Trade Secret relating to the Target Business, including taking reasonable steps to ensure that any Business Trade Secrets disclosed by Seller or any of its Affiliates to a Third Party are subject to the confidentiality undertakings set forth in an applicable written non-disclosure agreement. To Seller’s knowledge, there has been no misappropriation of any Business Trade Secrets. Seller and its Affiliates have not disclosed, nor is Seller or any of its Affiliates under any contractual or other obligation to disclose, to another Person any Business Trade Secrets, except pursuant to an enforceable confidentiality agreement or undertaking, and, to Seller’s knowledge, no Person has breached any such agreement or undertaking. Without limiting the generality of the foregoing, Seller has and enforces in a commercially reasonable manner a policy requiring each Business Employee and independent contractor who has participated in or has made any contributions to the creation of any Business Intellectual Property or have had access to any Business Trade Secrets to enter into, and each such Business Employee and independent contractor has entered into, a non-disclosure and invention assignment agreement having the same or substantially similar provisions to Seller’s standard forms (which have previously been provided to Buyer) that provides for (i) the non-disclosure by such person of any of Seller’s or any of its Subsidiaries’ confidential information and (ii) the present assignment by such person to Seller or any of its Subsidiaries of all Intellectual Property relating to the Target Business and arising out of such person’s employment or engagement by, or contract with, Seller or any of its Subsidiaries.

(k) Neither Seller nor any of its Subsidiaries is or ever was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate Seller or any such Subsidiary to grant or offer to any other Person any license or right to or otherwise impair Seller’s or its Subsidiaries’ control of any Assigned Intellectual Property.

(l) To Seller’s knowledge, no Business Employee or independent contractor of Seller or any of its Affiliates who is employed in connection with the Target Business is obligated under any agreement or subject to any judgment, decree or order of any court or Governmental Body, or any other restriction that could reasonably be expected to materially interfere with such Business Employee or independent contractor carrying out his or her duties for Seller or such Affiliates, as applicable, or that could reasonably be expected to materially conflict with the Assigned Intellectual Property, the Licensed Intellectual Property or the Target Business as presently conducted or presently planned to be conducted. No funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Assigned Intellectual Property.

(m) Except as set forth in Schedule 2.1(g), neither Seller nor any of its Affiliates has used Open Source Materials in any manner that would reasonably be expected to, with respect to any Seller Proprietary Software, (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof, (iv) create, or purport to create, obligations for Seller or any of its Affiliates with respect to any Seller Proprietary Software or grant, or purport to grant, to any third party, any rights or immunities under any Seller Proprietary Software or (v) impose any other material limitation, restriction, or condition on the right of Seller or any of its Affiliates with respect to its use or distribution.

(n) Except as set forth on Schedule 3.12(n), neither Seller nor any of its Affiliates, nor any other Person acting on their behalf has disclosed, delivered or licensed to any escrow agent or other Person, agreed to disclose, deliver or license to any escrow agent or other Person, or permitted the disclosure, delivery or licensing to any escrow agent or other Person of, any source code for any Seller Proprietary Software, except for disclosures to employees and contractors under binding written agreements that prohibit the disclosure thereof and prohibit the use thereof except in the performances of services to Seller or any Subsidiary thereof. None of Seller or any its Affiliates has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Seller Proprietary Software to any escrow agent or other Person, including as a result of the consummation of this Agreement.

(o) Schedule 3.12(o) contains an accurate and complete list and description of all Seller Proprietary Software incorporated in, provided with, used or held for use in or otherwise necessary for the use, support, manufacture and maintenance of the Business Products, including all Software that Seller and its Subsidiaries provide or make available to their customers in connection with the Business Products.

(p) Except as set forth on Schedule 3.12(p), no Seller Proprietary Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”). Seller and each of its Subsidiaries implement industry standard measures designed to prevent the introduction of Malicious Code into Seller Proprietary Software, including firewall protections and regular virus scans.

(q) The information technology assets constituting Principal Equipment (the “Business IT Assets”) are designed, implemented, operated and maintained in accordance with customary industry standards and practices for entities operating businesses similar to the Target Business, including with the respect to redundancy, reliability, scalability and security. The Business IT Assets are adequate for and operate and perform in all material respects as required in connection with the operation of the Target Business as currently conducted. Without limiting the foregoing, (i) Seller and each of its Subsidiaries have taken reasonable steps and implemented reasonable physical, technical and administrative controls and procedures designed to ensure that the Business IT Assets are free from Malicious Code, and (ii) Seller and each of its Subsidiaries have in effect industry standard disaster recovery plans, procedures and facilities for its business and have taken all reasonable steps to safeguard the security and the integrity of the Business IT Assets. Seller and its Subsidiaries have undertaken all reasonably necessary surveys, audits, inventories, reviews, analyses and/or assessments (including any necessary risk assessments and risk analyses) of the Target Business and operations required by Data Protection Requirements. There have been no unauthorized intrusions or breaches of security with respect to the Business IT Assets or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Personal Information or other Business Data (“Security Incident”) in the possession, custody or control of Seller or its Subsidiaries, which has required notification to any Person (including any Governmental Body). To the knowledge of Seller, no subcontractor of Seller or any of its Subsidiaries has experienced a Security Incident or made or has been required to make any disclosure or notification pursuant to the applicable Data Protection Requirements in connection with any Security Incident with respect to any Personal Information or other Business Data provided by it to Seller or any of its Subsidiaries. Seller and its Subsidiaries have made all notifications to customers or individuals required to be made by Seller and its Subsidiaries under applicable Data Protection Requirements arising out of or relating to any Security Incident which Seller or its Subsidiaries have knowledge. Seller and each of its Subsidiaries have implemented any and all security patches or upgrades that are generally available for the Business IT Assets.

(r) Since January 1, 2018, Seller and its Subsidiaries are and have been operating in material compliance with applicable Data Protection Requirements. To the extent required by Data Protection Requirements, Seller and its Subsidiaries have adopted and published privacy policies with respect to Personal Information, that accurately describe the privacy practices of Seller and its Subsidiaries (as applicable), to any website, mobile application or other electronic platform and complied with those notices and policies, and no such notices or disclosures have been inaccurate, misleading or deceptive. Seller and each of its Subsidiaries take and has taken reasonable measures to ensure that Personal Information is protected against unauthorized access, loss, damage, use, sharing, modification, or other misuse other than as expressly described in the Privacy Policies, and there has been no unauthorized access, loss, damage, use, sharing, modification, or other misuse of any Personal Information by Seller or any of its Subsidiaries.

(s) No Person (including any Governmental Body) has asserted or commenced any action, suit, decree, proceeding, arbitration or investigation with respect to any alleged violation of the applicable Data Protection Requirements or any data privacy or security practices of Seller or its Subsidiaries, including any loss, damage or unauthorized access, use, disclosure or modification of any Personal Information or other Business Data maintained by, or on behalf of, Seller or its Subsidiaries. The execution, delivery and performance of this Agreement complies in all material respects with the applicable Data Protection Requirements.

(t) Seller and its Subsidiaries have the necessary authority, rights, consents and authorizations to Process any Personal Information maintained by or on behalf of Seller and its Subsidiaries to the extent required in connection with the operation of the Target Business as currently conducted. Seller and its Subsidiaries do not sell, rent or otherwise make available to any Person any Personal Information or other Business Data, except in a manner that complies in all material respects with the applicable Data Protection Requirements. Seller and its Subsidiaries have obtained written agreements from all subcontractors to which Seller and its Subsidiaries have provided or disclosed Personal Information that satisfy the applicable Data Protection Requirements.

3.13 Regulatory Matters, Business Product Liability and Recalls

(a) Each Business Product is and since January 1, 2018 has been, in compliance in all material respects with all applicable Laws, including all applicable Healthcare Laws. There is no design or manufacturing defect, bug or error that: (i) is material and has been established or is being investigated with respect to any Business Product, or (ii) has resulted in, or could reasonably be expected to result in death, personal injury, or property damage. Since January 1, 2018, each of Seller and its Subsidiaries have operated and are currently in compliance in all material respects with all applicable Healthcare Laws with respect to the Business Products and neither Seller nor any Subsidiary has engaged in any activities related to the Target Business which are, as applicable, cause for false claims liability, civil penalties, or mandatory or permissive exclusion from Medicare, Medicaid, or any other government healthcare program.

(b) Except as set forth in Schedule 3.13(b), since January 1, 2018, there has been no action, suit, claim, inquiry, proceeding or investigation (“Proceeding”) in any case by or before any court or Governmental Body pending or, to Seller’s knowledge, threatened against or involving the Target Business or relating to any Business Product, including any action, suit, claim, inquiry, proceeding or investigation alleging that any Business Products have been defective or improperly designed or manufactured, nor has there been any pattern of product failure relating to any Business Product designed, manufactured or sold or offered for sale by the Target Business.

(c) Since January 1, 2018, each of Seller and its Subsidiaries has obtained, maintained, and is operating in material compliance with, all material Permits required for the conduct of the Target Business as currently conducted, including those Permits of the FDA, similar federal, state, local or foreign Governmental Bodies (each a “Regulatory Authority” and collectively, the “Regulatory Authorities”) and Notified Bodies, and all such Permits are in full force and effect. Each of the Seller and its Subsidiaries has made all material declarations, filings, reports, registrations or returns with the applicable Governmental Bodies, in each case which are reasonably necessary for the effective carrying on of the Target Business in the places and materially in the manner in which such business is now carried on.

(d) Since January 1, 2018, neither Seller nor any of its Subsidiaries has received any written notice from any applicable Governmental Body or Notified Body alleging that it is in material breach of or has materially failed to maintain any Permits which are necessary for the effective carrying on of the Target Business in the jurisdictions and materially in the manner in which the Target Business is now carried on. Except as set forth in Schedule 3.13(d), since January 1, 2018, neither Seller nor any of its Subsidiaries has had any Business Product or manufacturing site whether or not owned or operated by Seller or any of its Subsidiaries involved in the Manufacture of the Business Products subject to a Governmental Body (including FDA or other Regulatory Authority) shutdown or import detention or alert related to the Business Products, nor received any FDA Form 483, warning letter, untitled letter, or similar correspondence or notice, or written notice of any pending or threatened Proceeding, hearing, enforcement, audit, arbitration or other action from FDA or any other Regulatory Authority or Notified Body relating to the Business Products and alleging or asserting material noncompliance with any applicable Healthcare Law or with respect to any Permit required by the Target Business and any applicable Healthcare Law.

(e) All material applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom (collectively, the “Submissions”), utilized as the basis for or submitted in connection with any and all requests for a Permit from any Regulatory Authority or Notified Body relating to the Seller or any of its Subsidiaries, with respect to the Target Business and/or the Business Products, when submitted to the applicable Regulatory Authority or Notified Body were true, complete and correct in all material respects as of the date of submission and any material necessary or required updates, changes, corrections or modification to such Submissions have been submitted to such Regulatory Authority or Notified Body.

(f) Neither Seller nor any of its Subsidiaries is or has been, since January 1, 2018, the subject of any pending or, to the knowledge of the Seller, threatened investigation in respect of the Target Business, or Business Products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. None of the Seller, its Subsidiaries or, to Seller’s knowledge, any of their respective directors, officers, employees or, agents, who are associated with the Target Business has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a, or (ii) any similar Law. As of the date hereof, no Proceedings that would reasonably be expected to result in such a material debarment or exclusion are pending or, to the Seller’s knowledge, threatened in writing against Seller, its Subsidiaries or, to Seller’s knowledge, any of its respective directors, officers, employees, or agents who are associated with the Target Business.

(g) All preclinical studies or clinical studies conducted by or on behalf of or sponsored by Seller or any of its Subsidiaries, or in which Seller or any of its Subsidiaries has participated, in each case related to the Target Business or the Business Products, were, and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and all applicable Laws (including Healthcare Laws) and Permits. Seller has made all such filings and obtained all such approvals, authorizations or exemptions as may be required by the FDA or any other Governmental Body for the conduct of such studies. No Governmental Body, institutional review board or ethics committee has commenced any action to place a clinical hold order on, or otherwise terminate, suspend, or modify any studies or tests conducted or proposed to be conducted by or on behalf of or supervised by Seller and related to the Target Business, or in which the Business Products participated.

(h) Except as set forth in Schedule 3.13(h), since January 1, 2018, with respect to the Target Business, no investigational device exemption filed by or on behalf of Seller or any Subsidiary with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any other Regulatory Authority has commenced, or, to Seller’s knowledge, threatened in writing to initiate, any action to place a clinical hold order on any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of Seller or any Subsidiary related to the Target Business.

(i) Since January 1, 2018, neither Seller nor any of its Subsidiaries have, with respect to the Target Business, either voluntarily or involuntarily, initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, removal, market withdrawal or replacement, corrective action, field advisory alert, investigator notice, safety alert or other notice or action relating to an alleged lack of safety or efficacy or regulatory compliance of any Business Product (“Safety Notices”). There are no open, material Business Product complaints and, to Seller’s knowledge, there are no facts that would be reasonably likely to result in (i) a material Safety Notice with respect to the Business Products, (ii) a material change in labeling of any of the Business Products, or (iii) a termination or suspension of marketing or testing of any of the Business Products.

(j) Since January 1, 2018, none of Seller, its Subsidiaries, or, to Seller’s knowledge, any of its respective officers, employees, directors, or agents who are associated with the Target Business (i) has been excluded, suspended or debarred from participation in any U.S. federal health care program or (ii) is subject to a pending, or to Seller’s knowledge, threatened, Proceeding that could reasonably be expected to result in debarment, suspension, or exclusion, or (iii) has been convicted of any crime or, to Seller’s knowledge, has engaged in any conduct that would reasonably be expected to result in debarment under any Healthcare Law. Neither Seller nor any Subsidiary is a party to or has any ongoing reporting obligations pursuant to any corporate integrity agreement, deferred or non-prosecution agreement, monitoring agreement, consent decree, settlement order, plan of correction or similar agreement imposed by any Governmental Body and related to the Target Business.

3.14 Business Product Warranty

(a) Schedule 3.14(a) includes copies of the standard terms and conditions of sale for the Business Products (containing applicable guaranty, warranty and indemnity provisions and support obligations). The Business Products comply with each applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Business Product or any product or system containing or used in conjunction with such Business Product. Seller has provided Buyer a complete and accurate listing of all product warranty claims related to the Business Products received and logged by Seller or any of its Subsidiaries since January 1, 2018, including a listing of the resolution of such product warranty claims. All Business Products may be manufactured in accordance with their specifications in substantially the same manner as currently conducted in the Target Business.

(b) Except as set forth in Schedule 3.14(b), the products manufactured by the Target Business have been sold by Seller and its Subsidiaries in accordance with the standard terms and conditions of sale. No Business Products have been sold by Affiliates that are not Subsidiaries.

3.15 Inventory. The Inventory is, and as of the Closing Date will be of quality and quantity usable and saleable in the ordinary course of the Target Business consistent with past practice, except in each case for excess, obsolete items and items of below-standard quality that have been reserved for or written down to estimated net realizable value in accordance with GAAP applied on a basis consistent with past practices.

3.16 Customers and Suppliers. Schedule 3.16 contains a list setting forth the twenty-five (25) largest customers (each, “Top Customer”) of the Target Business, by dollar amount, over the twelve (12) months ended December 31, 2021 (and the amount of sales with respect to each such customer during such twelve month period), and the fifteen (15) largest suppliers (each, “Top Supplier”) of any raw material or component for the Target Business, by dollar amount, over the twelve (12) months ended December 31, 2021. Except as set forth in Schedule 3.16, neither Seller nor any of its Affiliates has received any written notice, or to Seller’s knowledge, any other notice, that any such customer has taken action to, or will take action to (a) terminate or modify in a manner materially adverse to Seller its relationship with Seller, (b) cease to purchase or license the Business Products, or reduce the purchase or license of Business Products in any material manner from Seller or any of its Subsidiaries, or (c) renegotiate the price or other material terms, in any material manner, pursuant to which such customer purchases or licenses the Business Products from Seller or any of its Subsidiaries; and, to Seller’s knowledge, no such customers plan to do any of the foregoing. Neither Seller nor any of its Affiliates has received written notice, or to Seller’s knowledge, any other notice, that any such supplier has taken action to, or will take action to (a) terminate or modify in a manner adverse to Seller its relationship with Seller, (b) reduce the amount of goods or services that it is willing to supply to Seller or any of its Subsidiaries or (c) materially increase the price of any goods or services that it has previously supplied to Seller or any of its Subsidiaries; and, to Seller’s knowledge, no such suppliers plan to do any of the foregoing. All purchase and sale orders and other commitments for purchases and sales made by Seller or any Subsidiary in connection with the Target Business have been made in the ordinary course of business in accordance with past practices, and no payments have been made to any supplier or customers or any of their respective Representatives other than payments to such suppliers or their representatives for the payment of the invoiced price of supplies purchased or goods sold in the ordinary course of business.

3.17 Restrictions on the Target Business. Except for this Agreement and the Collateral Agreements there is no contract, agreement or Law materially affecting (i) Seller’s or a Subsidiary’s conduct of the Target Business as currently conducted, or (ii) to Seller’s knowledge, Buyer’s ability to conduct the Target Business after the Closing as currently conducted by Seller.

3.18 Taxes

(a) There are no liens for material Taxes upon any of the Purchased Assets other than statutory liens for Taxes not yet due and payable. No action, proceeding or, to Seller’s knowledge, investigation has been instituted against Seller or any Subsidiary to the extent related to the Target Business or the Purchased Assets. Seller and each Subsidiary (to the extent related to the Target Business or the Purchased Assets or any breach could result in any liability of Buyer and its Affiliates) has duly and timely filed all Returns that it was required to file; all such Returns were correct and complete in all material respects; and all Taxes owed by Seller or its Subsidiaries (to the extent related to the Target Business or the Purchased Assets or any breach could result in any liability of Buyer and its Affiliates, and whether or not shown on any Return) have been paid. Seller and its Subsidiaries (to the extent related to the Target Business or the Purchased Assets) have reported, withheld and paid all Taxes required to have been reported, withheld and paid in connection with amounts paid or owing by them to any employee, independent contractor, creditor, stockholder or other Third Party. Neither Seller nor any Subsidiary has ever received any claim in writing from a Governmental Body or social security administration in a jurisdiction where any Seller or Subsidiary (to the extent related to the Target Business or the Purchased Assets) does not file Returns that such Seller or Subsidiary is or may be subject to taxation by that jurisdiction.

(b) Neither the Seller nor its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(c) None of the Purchased Assets (i) is property required to be treated as owned by another person pursuant to the provisions of Section 168(f)(8) of the U.S. Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, (ii) constitutes “tax-exempt use property” or “tax-exempt bond financed property” within the meaning of Section 168 of the Code, (iii) secures any debt the interest of which is tax-exempt under Section 103(a) of the Code, or (iv) is subject to a 467 rental agreement as defined in Section 467 of the Code.

3.19 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any Affiliate of Seller.

3.20 No Other Representations or Warranties. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE SELLER IN THIS ARTICLE 3 AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE PARTIES TO THE OTHER COLLATERAL AGREEMENTS THAT ARE EXPRESSLY SET FORTH IN SUCH COLLATERAL AGREEMENT, AS QUALIFIED BY THE ATTACHED DISCLOSURE SCHEDULES, NO SELLER OR SUBSIDIARY OF SELLER NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE SELLER OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE BUYER, OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR

MORE OF THE FOREGOING. BUYER WILL ACQUIRE THE PURCHASED ASSETS WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED OR WARRANTED BY THE SELLER IN THIS ARTICLE 3, AS QUALIFIED BY THE ATTACHED DISCLOSURE SCHEDULES AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE PARTIES TO THE OTHER COLLATERAL AGREEMENTS THAT ARE EXPRESSLY SET FORTH IN SUCH COLLATERAL AGREEMENTS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE SELLER IN THIS ARTICLE 3, AS QUALIFIED BY THE ATTACHED DISCLOSURE SCHEDULES, AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE PARTIES TO THE OTHER COLLATERAL AGREEMENTS THAT ARE EXPRESSLY SET FORTH IN SUCH COLLATERAL AGREEMENTS, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED. NOTWITHSTANDING THE FOREGOING OR ANYTHING TO THE CONTRARY SET FORTH HEREIN, THE FOREGOING SHALL NOT APPLY IN THE EVENT OF FRAUD OR TO ANY CLAIMS OR RIGHTS OF BUYER, ANY BUYER DESIGNEE, ANY AFFILIATE OF BUYER OR ANY OTHER PERSON ARISING OUT OF FRAUD.

4. Representations and Warranties of Buyer. Except as set forth in Schedules attached hereto and delivered by Buyer to Seller prior to the execution of this Agreement, Buyer represents and warrants to Seller that as of the date of this Agreement and as of Closing Date:

4.1 Organization and Qualification. Each of Buyer and any Buyer Designee is a corporation, limited partnership, or other legal entity duly organized, validly existing and in good standing (in any jurisdiction in which such concept exists) under the Laws of the jurisdiction of its incorporation or organization and each of Buyer and any Buyer Designee has all requisite corporate or similar power and authority to carry on its business as currently conducted by it and to own or lease and operate its properties. Each of Buyer and any Buyer Designee is duly qualified to do business and is in good standing as a foreign corporation (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on Buyer’s or any Buyer Designee’s ability to consummate the transactions under this Agreement and the Collateral Agreements.

4.2 Authorization; Binding Effect

(a) Each of Buyer and any Buyer Designee has all requisite corporate or similar power and authority to execute, deliver and perform this Agreement and the Collateral Agreements to which it will be a party, as the case may be, and to effect the transactions contemplated hereby and thereby and the execution, delivery and performance of this Agreement and the Collateral Agreements by Buyer has been duly authorized by all requisite corporate action and, to the extent not completed on the date hereof by a Buyer Designee, will be duly authorized by all requisite corporate action.

(b) This Agreement has been duly executed and delivered by Buyer and this Agreement is, and the Collateral Agreements to which Buyer or a Buyer Designee will be a party when duly executed and delivered by Buyer or such Buyer Designee will be, valid and legally binding obligations of Buyer or such Buyer Designee enforceable against Buyer or such Buyer Designee in accordance with their respective terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.

4.3 Non-Contravention; Consents

(a) Assuming that the consents specified in Section 4.3(b) below have been obtained, the execution, delivery and performance of this Agreement and the Collateral Agreements by Buyer and any Buyer Designee and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) result in a breach or violation of any provision of Buyer’s or any Buyer Designee’s charter or by-laws or similar organizational document, (ii) violate or result in a breach of or constitute an occurrence of default under any provision of, result in the acceleration or cancellation of any obligation under, or give rise to a right by any party to terminate or amend its obligations under, any Contract to which Buyer or any Buyer Designee is a party or by which it or its assets or properties are bound, or (iii) violate any applicable Law of any Governmental Body having jurisdiction over Buyer or any Buyer Designee or any of their respective properties, other than, in the case of clauses (ii) and (iii), any such violations, breaches, defaults, accelerations or cancellations of obligations or rights that, individually or in the aggregate, would not reasonably be expected to materially impede or delay the Closing.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained by Buyer or any Buyer Designee in connection with the execution, delivery and performance of this Agreement or the Collateral Agreements or for the consummation of the transactions contemplated hereby or thereby, except for (i) any filings required to be made under the HSR Act and any applicable filings required under foreign Antitrust Laws and (ii) such consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to materially impede or delay the Closing.

4.4 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any Affiliate of Buyer.

4.5 No Inducement or Reliance; Independent Assessment; Projections

(a) With respect to the Purchased Assets, the Target Business and any other rights or obligations to be transferred hereunder or under the Collateral Agreements or pursuant hereto or thereto, Buyer has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Seller, any Affiliate of Seller, or any agent, employee, attorney or other representative of Seller or by any other Person representing or purporting to represent Seller that are not expressly set forth in this Agreement or in the Collateral Agreements (including the Schedules and Exhibits hereto and thereto), whether or not any such representations, warranties or statements were made in writing or orally, and none of Seller, any Affiliate of Seller, or any agent, employee, attorney, other representative of Seller or other Person shall have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any such information, including any information, documents or material made available in any data rooms or management presentations or in any other form in expectation of the transactions contemplated hereby. Notwithstanding the foregoing or anything to the contrary set forth herein, the foregoing shall not apply in the event of fraud or to any claims or rights of Buyer, any Buyer Designee, any Affiliate of Buyer or any other Person arising out of fraud.

(b) Buyer acknowledges that it has made its own assessment of the present condition and the future prospects of the Target Business and is sufficiently experienced to make an informed judgment with respect thereto. Buyer further acknowledges that neither Seller nor any Affiliate of Seller has made any warranty, express or implied, as to the future prospects of the Target Business or its profitability for Buyer, or with respect to any forecasts, projections or Target Business plans prepared by or on behalf of Seller and delivered to Buyer in connection with the Target Business and the negotiation and the execution of this Agreement.

(c) In connection with Buyer’s investigation of the Target Business, Buyer and its Affiliates have received from Seller and its Representatives certain projections, forecasts, and business plan information. Buyer and its Affiliates acknowledge and agree that there are uncertainties inherent in attempting to make such projections, forecasts and plans, that Buyer and its Affiliates are familiar with such uncertainties, that there can be no assurances that the projections, forecasts and plans are accurate or that the projections, forecasts and plans will be realized, that Buyer and its Affiliates are taking full responsibility for making their own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to them, and that Buyer and its Affiliates shall have no claim against any of Seller, its Affiliates or their respective Representatives with respect thereto.

4.6 Sufficiency of Funds. At the Closing, Buyer (i) will have sufficient funds available to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement or the Collateral Agreements; (ii) will have the resources and capabilities (financial or otherwise) to perform its obligations hereunder and under the Collateral Agreements; and (iii) will not have incurred any obligation, commitment, restriction or liability of any kind, absolute or contingent, present or future, which would impair or adversely affect its ability to perform its obligations hereunder and under the Collateral Agreements. Buyer understands and acknowledges that under the terms of this Agreement, including for purposes of this Section 4.6, the obligations of Buyer to consummate the transactions contemplated by this Agreement or the Collateral Agreements are not in any way contingent upon or otherwise subject to the consummation by Buyer of any financing arrangements, the obtaining by Buyer of any financing or the availability, grant, provision or extension of any financing to Buyer.

4.7 Ethical Business Practices and Compliance with Law

(a) Neither Buyer nor its Affiliates has, since January 1, 2018, directly or indirectly, made any unlawful payment of corporate funds to any foreign or domestic government official of employee or to any foreign or domestic political party or campaign, except for instances of noncompliance or possible noncompliance, that individual or in the aggregate, have not been and would not reasonably be expected to be material to Buyer.

(b) Since January 1, 2018, to the knowledge of Buyer, Buyer has not used the services of any person disqualified, debarred, banned, subject to debarment or convicted of a crime for which a person could be debarred by the FDA under 21 U.S.C. 335a, as amended (or subject to a similar sanction of any other Governmental Body).

(c) Buyer and each Affiliates is in compliance in all material respects with all applicable Laws and all decrees, orders, judgments, writes, injunctions and Permits of or from Governmental Bodies by which Buyer is bound or affected.

4.8 No Other Representations or Warranties; Non-Reliance.

(a) NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY BUYER THIS ARTICLE 4 AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE PARTIES TO THE OTHER COLLATERAL AGREEMENTS THAT ARE EXPRESSLY SET FORTH IN SUCH COLLATERAL AGREEMENTS, NO BUYER OR ANY AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO BUYER OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE SELLER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY BUYER IN THIS ARTICLE 4 AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE PARTIES TO THE OTHER COLLATERAL AGREEMENTS, THAT ARE EXPRESSLY SET FORTH IN SUCH COLLATERAL AGREEMENTS, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED. NOTWITHSTANDING THE FOREGOING OR ANYTHING TO THE CONTRARY SET FORTH HEREIN, THE FOREGOING SHALL NOT APPLY IN THE EVENT OF FRAUD OR TO ANY CLAIMS OR RIGHTS OF SELLER, ANY SUBSIDIARY OF SELLER, ANY AFFILIATE OF SELLER OR ANY OTHER PERSON ARISING OUT OF FRAUD.

(b) BUYER HAS RELIED SOLELY UPON ITS OWN INVESTIGATION AND ANALYSIS AND THE REPRESENTATIONS AND WARRANTIES OF THE SELLER EXPRESSLY CONTAINED IN ARTICLE 3 (AS QUALIFIED BY THE DISCLOSURE SCHEDULES ATTACHED HERETO) AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE PARTIES TO THE OTHER COLLATERAL AGREEMENTS, THAT ARE EXPRESSLY SET FORTH IN SUCH COLLATERAL AGREEMENTS,. ALL REPRESENTATIONS AND WARRANTIES OTHER THAN THE REPRESENTATIONS AND WARRANTIES OF THE SELLER EXPRESSLY CONTAINED IN ARTICLE 3 (AS QUALIFIED BY THE DISCLOSURE SCHEDULES ATTACHED HERETO), WHETHER EXPRESS OR IMPLIED, WITH RESPECT TO THE SELLER OR ANY OF ITS AFFILIATES, OR OF ANY ITS ASSETS, LIABILITIES, BUSINESSES, OPERATIONS, FUTURE REVENUE, PROFITABILITY OR SUCCESS, INCLUDING IN RESPECT OF THE CORRECTNESS, ACCURACY OR COMPLETENESS OF ANY INFORMATION MADE AVAILABLE, OR TO BE FURNISHED OR MADE AVAILABLE TO BUYER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREIN (INCLUDING ANY PROJECTIONS, PREDICTIONS, FORECASTS, ESTIMATES, PLANS OR BUDGETS OF FUTURE REVENUES, EXPENSES OR EXPENDITURES, FUTURE RESULTS OF OPERATIONS (OR COMPONENTS THEREOF), PROSPECTS, FUTURE CASH FLOWS (OR COMPONENTS THEREOF) OR FUTURE FINANCIAL CONDITION (OR COMPONENTS THEREOF) OF THE GROUP COMPANIES) ARE HEREBY EXPRESSLY DISCLAIMED. NOTWITHSTANDING THE FOREGOING OR ANYTHING TO THE CONTRARY SET FORTH HEREIN, THE FOREGOING SHALL NOT APPLY IN THE EVENT OF FRAUD OR TO ANY CLAIMS OR RIGHTS OF BUYER, ANY BUYER DESIGNEE, ANY AFFILIATE OF BUYER OR ANY OTHER PERSON ARISING OUT OF FRAUD.

5. Certain Covenants

5.1 Access and Information

(a) From and after the date of this Agreement and until the Closing Date, Seller shall give, and cause its Subsidiaries to give, to Buyer and its Affiliates, and their Representatives, reasonable access during Seller’s or the applicable Subsidiary’s normal business hours to Seller’s and the applicable Subsidiary’s properties, books, contracts, commitments, reports of examination and records (i) exclusively relating to the Target Business, the Transferred Employees, the Purchased Assets and the Assumed Liabilities and (ii) otherwise necessary for Buyer to receive goods and services from Seller pursuant to the Transition Services Agreement and obtain a license grant under the Intellectual Property License Agreement (in each case, subject to any limitations that are reasonably required to preserve confidentiality of Seller’s retained businesses, any applicable attorney-client privilege or legal or contractual Third Party confidentiality obligation; provided, however, that in the event that access is limited or restricted pursuant to this parenthetical, Seller and its Subsidiaries shall use commercially reasonable efforts to make alternative accommodations to afford access in a manner that does not jeopardize any Seller confidential information, attorney-client privilege or legal or contractual Third Party confidentiality obligation). Seller shall reasonably assist, and cause its Subsidiaries to reasonably assist, Buyer and its Affiliates, and their respective Representatives, in making such investigation and shall cause its counsel, accountants, engineers, consultants and other non-employee Representatives to be reasonably available to any of them for such purposes.

(b) From and after the Closing Date, Seller and Buyer and their respective Subsidiaries shall provide, and shall cause their respective Affiliates to provide, to each other and to their respective Representatives, upon request (subject to any limitations that are reasonably required to preserve the confidentiality of Seller’s retained businesses, any applicable attorney-client privilege or legal or contractual Third Party confidentiality obligation; provided, however, that in the event that access is limited or restricted pursuant to this parenthetical, Seller and Buyer and their respective Subsidiaries shall use commercially reasonable efforts to make alternative accommodations to afford access in a manner that does not jeopardize any Seller confidentiality, attorney-client privilege or legal or contractual Third Party confidentiality obligation), reasonable access for inspection and copying of all Business Records, Transferred Contracts, including Transferred In-Licenses, and Transferred Governmental Permits and any other information existing as of the Closing Date and exclusively relating to the Target Business, the Purchased Assets, the Assumed Liabilities or the Transferred Employees and shall make their respective personnel reasonably available for interviews, the operations or activities exclusively relating to the Target Business, the Purchased Assets, the Assumed Liabilities or the Transferred Employees and as otherwise may be necessary or desirable to enable the Party requesting such assistance to: (i) comply with any reporting, filing or other requirements imposed by any Governmental Body; (ii) assert or defend any claims or allegations in any litigation or arbitration or in any administrative or legal proceeding other than claims or allegations that one Party to this Agreement has asserted against the other; or (iii) subject to clause (ii) above, perform its obligations under this Agreement. The Party requesting such information or assistance shall reimburse the other Party for all reasonable and necessary out-of-pocket costs and expenses, if any, incurred by such Party in providing such information and in rendering such assistance. The access to files, books and records contemplated by this Section 5.1(b) shall be during normal business hours and upon reasonable prior notice and shall be subject to such reasonable limitations as the Party having custody or control thereof may impose to preserve the confidentiality of information contained therein.

(c) Buyer agrees to preserve all Business Records, Transferred Contracts, including Transferred In-Licenses, and Transferred Governmental Permits in accordance with its corporate policies related to preservation of records. Buyer further agrees that, to the extent Business Records, Transferred Contracts, including Transferred In-Licenses, and Transferred Governmental Permits are placed in storage, they will be kept in such a manner as to make individual document retrieval possible in a reasonably expeditious manner.

(d) Seller shall cease any and all use of the Target Business Domain Names, including without limitation forwarding, directing or redirecting the visitors to a different website, or URL.

5.2 Conduct of the Target Business. From and after the date of this Agreement and until the Closing Date, except (i) as otherwise contemplated by this Agreement or as set forth in Schedule 5.2 hereto; (ii) as required by applicable Law, (iii) as required by any COVID-19 Measures; or (iv) as Buyer shall otherwise consent to in writing, Seller and its Affiliates, with respect to the Target Business:

(a) will carry on the Target Business in the ordinary course consistent with past practice and consistent therewith use its commercially reasonable efforts to keep intact the Target Business, keep available the services of the Business Employees and preserve the relationships of the Target Business with customers, suppliers, licensors, licensees, distributors and others that have a business relationship with the Target Business;

(b) in the ordinary course consistent with past practice will maintain the Purchased Assets, Licensed Intellectual Property, and all other goods included in the Transition Services Agreement in good operating condition and repair or restore such assets as necessary for the operation of the Target Business in the ordinary course of business;

(c) will not permit, other than as may be required by Law or a Governmental Body, all or any of the Purchased Assets (real or personal, tangible or intangible) and all Licensed Intellectual Property, to be transferred, sold, licensed, disposed of, or subjected to any Encumbrance other than Permitted Encumbrances;

(d) will not buy or sell Inventory outside of the ordinary course of business consistent with past practice, including with respect to pricing, discounting practices, bundling, sales volume and services levels, and will maintain Inventory sufficient to meet expected customer requirements, consistent with past practice;

(e) will not acquire any asset that will be a Purchased Asset except in the ordinary course of business consistent with past practice;

(f) will not fail to pay when due any material obligation related to the Target Business;

(g) will not terminate or materially extend, amend, modify or waive any right with respect to any Material Contract or material Contracts that relate to the Transition Services Agreement or the Intellectual Property License Agreement, in a manner that would materially adversely impact Seller’s ability to fulfill its obligations pursuant to the Transition Services Agreement or the Intellectual Property License Agreement, or enter into any Contract that, if entered into prior to the date of this Agreement, would be required to be listed on Schedule 3.11(a) (except for terminations as a result of regulatory compliance issues or for purchase orders entered into in the ordinary course of business consistent with past practice);

(h) will not materially change the manner in which Seller or any of its Subsidiaries extends discounts, credits or warranties to customers of the Target Business or otherwise deals with customers or suppliers of the Target Business (including with respect to the collection of receivables and satisfaction of payables);

(i) will not sell, lease, license, abandon, permit to lapse, or otherwise transfer or assign, or create or incur any Encumbrance other than Permitted Encumbrances on, any of the assets, securities, properties, or interests of the Target Business (including the Assigned Intellectual Property, Transferred In-Licenses and Licensed Intellectual Property), including not taking any action to abandon, disclose, misuse, or misappropriate the Assigned Intellectual Property, any Transferred In-Licenses or any Licensed Intellectual Property in any manner or assert or threaten any claims with respect to the Assigned Intellectual Property, Transferred In-Licenses or any Licensed Intellectual Property;

(j) other than as required by applicable Law or 2022 compensation adjustments approved by Seller prior to the date of this Agreement, will not (i) terminate or modify the terms and conditions of employment of any Business Employee, (ii) hire any employee who would be a Business Employee, or (iii) modify the salaries, wage rates, other compensation or benefits of, or grant any equity, retention, change in control, incentive, severance or termination payment to, any Business Employee (other than making merit-based raises or cost of living increases to salaries or wage rates of Business Employees in the ordinary course of business and consistent with past practice and provided that such raises or increases do not exceed five percent (5%) individually and three percent (3%) in the aggregate relative to the salaries and wage rates in effect with respect to all Business Employees as set forth in Schedule 3.9(a)(i));

(k) will not, unless required by Law, enter into any collective bargaining agreement or other similar agreement or arrangement with any labor union or management union or association, works council, employee representative or other labor organization or group of employees representing employees of Seller or a Subsidiary;

(l) will not dispose or disclose to any Person any Trade Secrets or confidential information (including any source code of any Seller Proprietary Software) of Seller relating to the Target Business not theretofore generally available to the public;

(m) will not fail to comply in any material respect with all Laws applicable to the Target Business or the Purchased Assets;

(n) will not do any other act which would cause any representation or warranty of Seller in this Agreement to be or become untrue in any material respect or intentionally omit to take any action necessary to prevent any such representation or warranty from being untrue in any material respect;

(o) will not make, change or revoke any Tax election; adopt or change any accounting method with respect to Taxes; file any amended Return; enter into any closing agreement; settle or compromise any Tax claim or assessment; or consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes, in each case related to the Purchased Assets or as could reasonably be expected to affect Buyer and its Affiliates;

(p) will not relocate any Business Employees; and

(q) will not enter into any agreement or commitment with respect to any of the foregoing.

5.3 Tax Reporting and Allocation of Consideration

(a) Seller and Buyer acknowledge and agree that (i) Seller will be responsible for and will perform all required Tax withholding, payment and reporting duties with respect to any wages and other compensation paid by Seller or a Subsidiary to any Business Employee in connection with the operation or conduct of the Target Business for any Pre-Closing Tax Period and any Tax withholding, payment and reporting related to payments made by Seller or a Subsidiary to any Transferred Employee under a Benefit Plan of Seller or a Subsidiary with respect to any Post-Closing Tax Period, and (ii) Buyer will be responsible for and will perform all required Tax withholding, payment and reporting duties with respect to any wages and other compensation paid by Buyer or a Buyer Designee to any Transferred Employee with respect to any Post-Closing Tax Period. After the Closing, Buyer and Seller agree to use the alternate procedure set forth in Rev. Proc. 2004-53 with respect to the Transferred Employees. For the avoidance of doubt, nothing in this paragraph is intended to modify or adjust the substantive liability of Buyer and Seller under this Agreement with respect to the Taxes described in this paragraph.

(b) Not later than ninety (90) days after the Closing Date or as soon as reasonably practicable thereafter, Buyer shall prepare and deliver to Seller an allocation of the Purchase Price among the Purchased Assets and the covenant not to compete contained in Section 5.13 of this Agreement in accordance with Section 1060 of the Code, the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign law, as applicable) and methodologies set forth on Schedule 5.3(b) (the “Asset Level Allocation Statement”). If within thirty (30) days of receiving the Asset Level Allocation Statement, Seller has not objected, the Asset Level Allocation Statement shall be final and binding and the Parties shall file their Returns consistently therewith. If within thirty (30) days Seller objects to the Asset Level Allocation Statement, Seller and Buyer shall cooperate in good faith to resolve their differences during the following thirty (30) days and agree on a final Asset Level Allocation Statement (which, if agreed upon, shall be final and binding on the Parties for tax reporting purposes). If, after thirty (30) days, Seller and Buyer are unable to agree, each Party may file its Returns based on such Party’s own determination of the allocation of the Purchase Price so long as such determination is consistent with Schedule 5.3(b).

(c) Seller shall promptly notify Buyer in writing upon receipt by Seller of notice of any pending or threatened Tax audits or assessments relating to the income, properties or operations of Seller that reasonably may be expected to relate to or give rise to a lien on the Purchased Assets or the Target Business.

5.4 Business Employees

(a) Prior to the Closing, Seller shall periodically (which shall be no less frequent than monthly) and on the day prior to the Closing Date deliver to Buyer updates to the information provided in Schedule 3.9(a)(i) to reflect changes to such schedule, to the extent conducted in compliance with Section 5.2(j).

(b) Buyer or any Buyer Designee shall make offers of employment, contingent on the Closing, to the Business Employees who are active Business Employees on the Closing Date (including anyone absent due to vacation, holiday, bereavement, jury duty leave or any similar short-term absence that does not affect the Business Employee’s status as an active employee, but not including any Inactive Employee). With respect to each Business Employee who is on a leave of absence, short-term or long-term disability leave, medical leave, military leave or any similar leave (an “Inactive Employee”) who returns to work within the later of 180 days after the Closing Date or such period required by applicable Law, Buyer or a Buyer Designee will make an offer of employment to such Inactive Employee with such offer to be on terms and conditions consistent with this Section 5.4. Seller shall bear no liability whatsoever for Buyer’s or Buyer Designee’s failure to offer employment or the timing of any offer of employment to any such Inactive Employee. Buyer’s or Buyer Designee’s offer of employment to each Business Employee in accordance with this Section 5.4 shall (i) be for a position that is substantially similar to the position held by such Business Employee immediately prior to the Closing Date, (ii) provide for a base salary or wage rate, and a target bonus opportunity, in each case, that is equal to or greater than the base salary, wage rate and target bonus opportunity provided to such Business Employee in effect immediately prior to the Closing Date, and (iii) provide for employee benefits under the plans and arrangements provided by Buyer or a Buyer Designee to its similarly situated employees unless Buyer or a Buyer Designee is required by applicable Law or a Labor Agreement to assume or replicate any Business Employee Plan or any benefit provided thereunder, in which case Buyer or Buyer Designee shall provide such required benefits. Seller and any applicable Subsidiary shall cooperate and assist in facilitating Buyer’s or a Buyer Designee’s offers and will not take any action, or cause any of the Subsidiaries to take any action, which would impede or hinder or interfere or otherwise compete with Buyer’s or a Buyer Designee’s effort to hire any Business Employee. Without limiting the foregoing, each Party shall comply with all applicable Laws in connection with the transfer of the Business Employees to Buyer or a Buyer Designee, including with respect to notice and other procedural requirements. Seller and its applicable Subsidiaries will provide any and all information reasonably required by Buyer or a Buyer Designee in order for Buyer to fulfill its obligations under this Agreement with respect to the Business Employees. The Parties will enter into appropriate documentation for relevant jurisdictions outside the United States where necessary or appropriate for the transfer (or employment, where transfer is not available under applicable Law) by Buyer or a Buyer Designee of any Business Employees. Each Business Employee who accepts Buyer’s or a Buyer Designee’s offer of employment and commences employment with Buyer or a Buyer Designee shall, as of the effective date of their employment with Buyer or a Buyer Designee, be referred to as a “Transferred Employee.” Employment of Transferred Employees with Buyer or a Buyer Designee shall be effective as of the Closing Effective Time, except that the employment of Transferred Employees in a jurisdiction with a delayed closing and employment of an Inactive Employee who becomes employed by Buyer or a Buyer Designee after the Closing Effective Time will become effective as of the date they present themselves for work with Buyer or a Buyer Designee or such other date as is prescribed by applicable Law or an agreement of Seller and Buyer (or a respective designee), and such individual shall be deemed to be a Transferred Employee as of such date, and for purposes of this Agreement, such date shall be substituted for the terms “Closing” or “Closing Date” respectively, except where the context requires otherwise.

(c) Buyer shall use commercially reasonable efforts to recognize each Transferred Employee’s service with Seller or a Subsidiary prior to the Closing, including service with predecessor employers that was recognized by Seller or a Subsidiary, for purposes of determining eligibility to participate and vesting in each employee benefit plan of Buyer or a Buyer Designee, including but not limited to any vacation plans and severance plans, to the extent permitted by applicable Law, provided that such service shall not be recognized to the extent such recognition would result in a duplication of benefits. Notwithstanding the foregoing, Buyer and the Buyer Designees shall not be required to provide credit for such service for benefit accrual purposes under any employee benefit plan of Buyer or the Buyer Designee that is a defined benefit plan or a retiree health or similar post-retirement welfare benefit plan unless required by applicable Law or any Labor Agreement. Buyer shall use commercially reasonable efforts to provide each Transferred Employee credit for any co-payments and deductibles paid by such Transferred Employee under the Seller’s (or a Subsidiary’s) health plans from January 1 of the plan year during which the Closing occurs through the Closing Date. In addition, Buyer shall use commercially reasonable efforts to waive all pre-existing condition exclusions and similar limitations, eligibility waiting periods and evidence of insurability requirements under any health and welfare plans offered to each Transferred Employee to the extent such Transferred Employee had satisfied any similar limitation or requirement under an analogous Business Employee Plan prior to the Closing Date.

(d) Effective as of the Closing, Seller or the applicable Subsidiary will terminate the employment of any Business Employee that is offered employment in accordance with Section 5.4(b) above and rejects such offer of employment with Buyer or a Buyer Designee, unless applicable Law restricts or penalizes such termination and Seller or a Subsidiary is able to reassign such employee to another position.

(e) Other than as described on Schedule 5.4(e), Transferred Employees will not be eligible for any severance benefits under the terms of any Benefit Plan.

(f) Effective as of the Closing and except as otherwise provided in this Section 5.4(f), Seller’s and its Subsidiaries’ obligations and liabilities with respect to the Rollover PTO shall be transferred to and assumed by Buyer or a Buyer Designee, and Buyer shall or shall cause the Buyer Designee to recognize and provide all such Rollover PTO and allow each Transferred Employee to use such Transferred Employee’s Rollover PTO in accordance with Buyer’s or the Buyer Designee’s policies relating to vacation and other paid time off. Any such Rollover PTO shall be available for Transferred Employee use in addition to Buyer’s or Buyer Designee’s customary vacation and other paid time off allowances provided to new employees. To the extent that the transfer and assumption of the Rollover PTO with respect to any Transferred Employee is not permitted by applicable Law, Seller shall satisfy such accrued obligations on or as soon as administratively practicable after the Closing Date and such amounts shall not be included in the Rollover PTO.

(g) Seller and Buyer shall take all actions reasonably necessary or appropriate so that, effective as of the Closing Date or as soon as administratively practicable thereafter, (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the applicable health and dependent care flexible spending account plans of Seller or its Subsidiaries (collectively, the “Seller FSA Plan”) of the Transferred Employees who are participants in the Seller FSA Plan shall be transferred to one or more comparable plans of Buyer or its Affiliates (collectively, the “Buyer FSA Plan”), (ii) the Buyer FSA Plan will honor and continue through the end of the plan year of the Seller FSA Plan in which the Closing Date occurs the elections made by each Transferred Employee under the Seller FSA Plan that are in effect immediately prior to the Closing Date and (ii) such Transferred Employee shall be reimbursed from the Buyer FSA Plan for claims incurred at any time during the plan year of the Seller FSA Plan in which the Closing Date occurs that are submitted to the Buyer FSA Plan from and after the Closing Date. As soon as practicable after the Closing Date, and in any event within ten (10) Business Days after the amount of the Transferred FSA Balances is determined, Seller shall pay Buyer the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and Buyer shall pay Seller the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

(h) Except as otherwise explicitly provided in Section 5.4(g) or this Section 5.4(h), nothing in this Agreement shall result in Buyer or its Affiliates assuming or having any liability or obligation under or in relation to any Benefit Plan or any other employee benefit plan, employee plan, program, policy, arrangement or agreement of Seller or its Subsidiaries (the “Seller Plan Liabilities”) and Seller and its Subsidiaries shall retain, shall satisfy as and when due, and shall indemnify and hold Buyer and its Affiliates harmless from and against, all Seller Plan Liabilities, regardless of when such Seller Plan Liabilities arise, are incurred or are disclosed; provided that, if and solely to the extent that Buyer and/or a Buyer Designee is required by applicable Law or by the terms of any union, collective bargaining or other similar labor agreement (including any agreement with any works council, labor or trade union or other similar labor-relations entity) to assume or replicate any Benefit Plan or any benefit provided thereunder for a Transferred Employee (as set forth on Schedule 5.4(h), the “Assumed Plan Liabilities”), to the extent that such Benefit Plan is funded or secured by an insurance policy, Seller shall transfer (or cause to be transferred) to Buyer or a Buyer Designee on or as soon as administratively practicable after the Closing Date (i) assets in an amount not less than the amount of the Assumed Plan Liabilities (including with respect to benefits not then vested), with the amount of such Assumed Plan Liabilities to be determined based on reasonable actuarial assumptions on a going concern or, if greater, a plan termination or liquidation basis, or (ii) an insurance policy with respect to Assumed Plan Liabilities that are fully secured by such insurance policy (such assets or insurance policies, the “Assumed Plan Assets”). The obligations described in this Section 5.4(h) shall not be subject to any limitations on indemnification that may otherwise be set forth in this Agreement unless Seller or its Subsidiary has transferred to Buyer or a Buyer Designee assets in an amount not less than the amount of the Assumed Plan Liabilities and/or an insurance policy or policies that fully secure the Assumed Plan Liabilities.

(i) The Parties agree to cooperate in good faith to determine whether any notification may be required under the WARN Act as a result of the transactions contemplated by this Agreement, provided, however, Buyer shall use its commercially reasonable efforts to hire a sufficient number of employees so that Seller shall not be required to give any layoff, closing or other termination notices or otherwise incur any liability pursuant to the provisions of the WARN Act. Seller will be responsible for providing any notification that may be required under the WARN Act with respect to any of its employees terminated on or prior to Closing. Buyer will be responsible for providing any notification that may be required under the WARN Act with respect to any Transferred Employees terminated after the Closing Date. In addition, Seller shall, at its own expense, give all notices and other information required to be given by Seller to the Business Employees pursuant to COBRA, in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby and shall be solely responsible for providing continuation coverage under the COBRA.

(j) No provision of this Section 5.4 shall create any third party beneficiary or other rights in any Business Employee or former employee in respect of continued or resumed employment in Seller’s business, or with Buyer, and no provision of this Section 5.4 shall create any rights in any such persons in respect of any benefits that may be provided under any plan or arrangement which may be established by Buyer. Nothing contained herein shall be construed as requiring, and Seller, Buyer and their Affiliates shall take no action that would have the effect of requiring, Seller, Buyer, or any of their respective Affiliates to continue any specific Benefit Plan. The provisions of this Section 5.4 are for the sole benefit of Seller and Buyer and nothing in this Section 5.4, expressed or implied, is intended or shall be construed to constitute an amendment of any Benefit Plan or any similar benefit plan of Buyer (or an undertaking to amend any such plan) or other compensation and benefits plan maintained for or provided to Business Employees, including Transferred Employees, prior to, on or following the Closing.

(k) To the extent to which a Transferred Employee would be in breach of any obligation owed to Seller or one of its Affiliates by reason of becoming employed by Buyer or a Buyer Designee (for example, a noncompete obligation), Seller and its Affiliates will waive such obligation.

(l) Subject to Applicable Law, nothing in this Agreement shall require Buyer or a Buyer Designee to employ any Business Employees, or to employ any Transferred Employee on anything other than an at-will basis, terminable at any time with or without cause (in jurisdictions where such a concept is recognized).

(m) Seller shall use its commercially reasonable efforts to assist Buyer with the transfer of visas or work permits related to the Transferred Employees.

5.5 Collateral Agreements. On the Closing Date, Buyer or a Buyer Designee shall execute and deliver to Seller, and Seller or the applicable Subsidiary shall execute and deliver to Buyer or a Buyer Designee, the Collateral Agreements.

5.6 Leased Equipment. Promptly after the date hereof, Seller shall provide Buyer with the costs and other terms applicable to the Leased Equipment and Buyer shall decide (in its sole discretion) whether such Leased Equipment will (a) transfer to Buyer or a Buyer Designee as of the Closing Date by Buyer or a Buyer Designee assuming the leases for such equipment, (b) become the property of Buyer or a Buyer Designee as of the Closing Date by Buyer or a Buyer Designee paying for the costs of purchasing such vehicles pursuant to the leases (the “Purchased Leased Equipment”), or (c) remain the property of Seller or a Subsidiary as of the Closing Date (the “Excluded Leased Equipment”).

5.7 Cooperation; Efforts to Consummate.

(a) Subject to Section 5.7(b), upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all acts reasonably necessary to cause the conditions to Closing to be satisfied as promptly as practicable; (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Bodies and the making of all necessary registrations and filings (including filings with Governmental Bodies, if any); (iii) the obtaining of all necessary consents, approvals or waivers from Third Parties; and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Collateral Agreements. Notwithstanding, this Section 5.7(a) shall not require Seller to make any registrations or filings related to the Business Products under the European Union Medical Device Regulations.

(b) Seller and Buyer shall timely and promptly make all filings (if any) which may be required by each of them in connection with the consummation of the transactions contemplated hereby under the HSR Act and any other similar applicable Antitrust Law, including in response to any request by any other Governmental Body in contemplation of a review of the transactions contemplated hereby. Seller and Buyer agree that their respective initial filings (if any) under the HSR Act and in respect of any foreign antitrust approval shall be made as soon as reasonably practicable following execution of that certain binding letter of intent between the Parties dated February 7, 2022 (the “Binding LOI”), but in any event not later than three (3) calendar days following the date thereof.

(c) Each Party shall furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Body under applicable Law, including any filings (if any) necessary under the provisions of the HSR Act and any other similar applicable Law or any other U.S., non-U.S. or multinational Governmental Body. Each Party shall provide the other Party with any substantive communications between such Party or its Representatives, on the one hand, and the Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) or any state, foreign or multinational Governmental Body or members of their respective staffs, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Each Party agrees to inform promptly the other Party of any communication made by or on behalf of such Party to, or received by or on behalf of such Party from, the FTC, the Antitrust Division or any other state, foreign, or multinational Governmental Body regarding any of the transactions contemplated hereby.

(d) Notwithstanding the foregoing or anything to the contrary in this Agreement, in connection with the receipt of any necessary approvals or clearances of a Governmental Body (including under the HSR Act), it is expressly understood and agreed that (i) neither Buyer nor Seller (or any Affiliates of Buyer or Seller) shall have any obligation to litigate any judicial or administrative action or proceeding that may be brought in connection with the transactions contemplated by this Agreement, and (ii) neither Buyer nor any Affiliate of Buyer shall be required to agree to any license, sale or other disposition or holding separate (through the establishment of a trust or otherwise), of shares of capital stock or of any business, assets or property of Buyer or any of its Affiliates, the Target Business or the Purchased Assets, or the imposition of any limitation on the ability of any of Buyer and its Affiliates to conduct their businesses (including the Target Business), or to own or exercise control of any such assets, properties and stock (including the Purchased Assets).

5.8 Contacts with Suppliers and Customers

In contemplation of the Closing, Seller shall permit Buyer to discuss and meet, and shall reasonably cooperate in such discussions and meetings, with any customer or supplier of the Target Business that the Buyer so requests. Buyer shall notify Seller of any discussions or meetings with any customer or supplier of the Target Business. A representative of Seller or a Subsidiary shall have the right, but not the obligation, to accompany the Buyer’s representative to such meetings and to participate with the Buyer’s representative in any such discussions. In addition, Seller and Buyer will prepare a communications plan for business partners of the Target Business, and agree on a plan to contact any suppliers to, or customers of, the Target Business in connection with or pertaining to any subject matter of this Agreement or the Collateral Agreements and to facilitate the transition of the Target Business, including the preparation of letters to all customers, suppliers, distributors and other business partners of the Target Business to notify them of the Closing and provide information regarding the transition of the Target Business to Buyer. Seller will be responsible for contacting parties to any Transferred Contracts for which consent is required in connection with their assignment pursuant to this Agreement. Notwithstanding anything to the contrary contained herein, this Agreement shall not affect Seller’s continuing right to contact customers and suppliers in connection with the operation or conduct of the Target Business in contemplation of the Closing or performance under the Transition Services Agreement, or any of the retained businesses not included in the Purchased Assets, nor Buyer’s continuing right to contact customers and suppliers in connection with the operation or conduct of its current business.

5.9 Use of the Seller Name

(a) Buyer and Seller agree as follows:

(i) Except as provided below or in the Transition Service Agreement, after the Closing Date, Buyer and any Buyer Designee shall cease using Seller’s trade names and trademarks (the “Seller Name”) and any other trademark, design or logo previously or currently used by Seller or any of its Affiliates (other than the Assigned Trademarks) in all invoices, letterhead, advertising and promotional materials, office forms or business cards. Seller shall, at Buyer’s expense, assist Buyer with its obligations under this Section 5.9(a)(i) by configuring and programming Purchased Assets used to generate letterhead, business cards, office forms, invoices or other documents and materials so that Buyer can comply with its obligations under this Section 5.9(a)(i);

(ii) Except as provided below or in the Transition Services Agreement, after the Closing Date, Buyer shall (A) remove any other trademark, design or logo previously or currently used by Seller or any of its Affiliates (other than the Assigned Trademarks) from all signs and vehicles that are Purchased Assets hereunder; and (B) cease using the Seller Name and any other trademark, design or logo previously or currently used by Seller or any of its Affiliates (other than those that are transferred pursuant to the Intellectual Property License Agreement) in electronic databases, web sites, product instructions, packaging and other materials, printed or otherwise;

(iii) Buyer and Buyer Designees shall not be required at any time to remove the Seller Name and any other trademark, design or logo previously or currently used by Seller or any of its Affiliates from (A) Inventory of the Target Business that is in existence as of the Closing Date or that is manufactured pursuant to the Transition Services Agreement following the Closing Date, (B) schematics, plans, manuals, drawings, machinery, datasheets, tooling including hand tools, and the like of the Target Business to the extent that such instrumentalities are used in the ordinary operation or conduct of the Target Business and are not broadly disseminated as advertisements to the public for use as means to effectuate or enhance sales or (C) with respect to Business Products, tangible parts and tangible components of such Business Products whose branding is not visible to end consumers in the ordinary course of use;

(iv) Upon transfer to Buyer, Buyer and Buyer Designees shall use Reasonable Efforts to remove the Seller Name and any other trademark, design or logo previously or currently used by Seller or any of its Affiliates (other than the Assigned Trademarks) from those Purchased Assets (such as, but not limited to, tools, and machines) used in association with the Business Products or otherwise reasonably used in the operation or conduct of the Target Business after the Closing. For the purposes of this Section 5.9(a)(iv), “Reasonable Efforts” means Buyer and Buyer Designees shall remove the Seller Name from such assets but only at such time when such asset is not operated or otherwise is taken out of service in the normal course of business due to regular maintenance or repair (but only for such repairs or maintenance where such removal could normally be undertaken, for example, repair or maintenance of a mold cavity) whichever occurs first; provided that, in no event shall Buyer or any Buyer Designee use the Seller Name after the date which is twenty-four (24) months from the Closing Date, unless otherwise agreed by the Parties pursuant to the Transition Services Agreement and/or the Intellectual Property License Agreement. Buyer and Buyer Designees shall not be required to perform such removal to the extent set forth in Section 5.9(a)(iii) or on such assets that are not or are no longer used to manufacture the Business Products or other parts, or if discontinuance of use of such assets is reasonably anticipated during such time period, or from assets stored during that period provided that such marks are removed upon such asset’s return to service or prior to their sale or other disposition;

(v) Seller hereby grants to Buyer and Buyer Designees a limited right to use the Seller Name and associated trademarks, designs and logos as specified in, and during the periods, if any, specified in clauses (i) – (iii) above; and

(vi) Buyer and its Affiliates shall also have the right to use (in a factual manner that constitute fair use pursuant to applicable Law) the Seller Name solely to the extent necessary to communicate that the Business Products were formerly owned by Seller.

(b) Subject to the Transition Services Agreement, after the Closing, Seller and its Affiliates shall cease any and all use of any trademark, design or logo included in the Assigned Trademarks.

5.10 Transition of Manufacturing Equipment

The Parties acknowledge and agree that certain equipment within the Purchased Assets that is used to Manufacture the Business Products will be retained by Seller in order to fulfil its obligations under the Transition Services Agreement to Manufacture Business Products on behalf of Buyer. The Parties shall work together in good faith to create a mutually agreeable transition plan for such Manufacturing equipment, provided, however, in no event shall Seller be required to purchase Manufacturing equipment that exists as part of the Purchased Assets in order to fulfill its obligations under the Transition Services Agreement. Further, the Parties acknowledge and agree that Buyer shall be responsible for the cost of all freight and crating for the transfer of all Principal Equipment and shall bear the risk of loss related of such Principal Equipment FOB shipping.

5.11 Non-Solicitation

(a) None of Seller, any of its Representatives or any of its Affiliates will at any time prior to the date that is two (2) years following the Closing Date, directly or indirectly, solicit the employment of any Transferred Employee without Buyer’s prior written consent. The term “solicit the employment” shall not be deemed to include generalized searches for employees through media advertisements, employment firms or otherwise that are not focused on or directed to Transferred Employees, and Seller’s subsequent engagement with a formerly Transferred Employee’s voluntary response to the same shall not be a breach of this Section 5.11. This restriction set forth in this Section 5.11 shall not apply to any Transferred Employee whose employment was involuntarily terminated by Buyer, a Buyer Designee, or their respective successors or assigns, after the Closing.

(b) None of Buyer, any of its Representatives or any of its Affiliates will at any time during the term of the Transition Services Agreement and for two (2) years following the expiration or termination of the Transition Services Agreement, directly or indirectly, solicit the employment of any of Seller’s retained employees who provided services related to Manufacturing, engineering, regulatory, quality, or other similar or related activities under the Transition Services Agreement without Seller’s prior written consent. The term “solicit the employment” shall not be deemed to include generalized searches for employees through media advertisements, employment firms or otherwise that are not focused on or directed to Seller’s retained employees as set forth above, and Buyer’s subsequent engagement with a formerly Transferred Employee’s voluntary response to the same shall not be a breach of this Section 5.11.

5.12 No Negotiation or Solicitation. Prior to the Closing Date, Seller and its Affiliates will not (and Seller will cause each of its employees, officers, Representatives and agents or advisors not to and shall cause its Affiliates to cause employees, officers, Representatives and agents or advisors not to) directly or indirectly (a) solicit, initiate, entertain, encourage or accept the submission of any proposal, offer or any discussions relating to or that might reasonably be expected to lead to or result in any proposal or offer from any Person relating to the direct or indirect acquisition of the Target Business or any portion of the Purchased Assets (other than purchases of Business Products or services from the Target Business in the ordinary course of business consistent with past practice), or (b) participate in any discussions or negotiations regarding the Target Business, furnish any information with respect thereto, or assist or participate in, or facilitate or encourage in any other manner any effort or attempt by any Person to do or seek any of the foregoing. Seller will notify Buyer if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing promptly (and in any event within two (2) Business Days) after receipt of any such offer or proposal, including the identity of the Person making such proposal, offer, inquiry or contact and all material terms thereof.

5.13 Non-Competition

(a) Seller agrees that, as part of the consideration for the payment of the Purchase Price, for a period of five (5) years following the Closing Date, neither Seller nor any of its Affiliates will, directly or indirectly, as a principal, stockholder, joint venturer or otherwise, (i) operate, perform or have any ownership interest in any business that designs, develops, manufactures, markets, sells, installs or distributes products that compete with the Target Business or (ii) except in connection with patent cross-licenses and other patent licenses entered into by Seller or an Affiliate in connection with patent licensing activities, sales of products or settlement of litigation, in each case in the ordinary course of business consistent with past practice, Seller shall not knowingly grant any license to the Licensed Intellectual Property for the purpose of enabling a third party to compete with the Target Business, except that Seller may purchase or otherwise acquire by merger, purchase of assets, stock (including investing as a minority shareholder), controlling interest or otherwise any Person or business or engage in any similar merger and acquisition activity with any Person the primary business of which is not in competition with the Target Business. For the purposes of this Section 5.13(a), ownership of securities of a company whose securities are publicly traded under a recognized securities exchange not in excess of one percent (1%) of any class of such securities shall not be considered to be competition with the Target Business, and a Person shall not be considered to be in the “primary business” of competing with the Target Business if such Person derives less than five percent (5%) of its revenues from products that compete with the Target Business. For the avoidance of doubt, the Parties agree that the agreements and limitations set forth in this Section 5.13 shall not apply to any entity that acquires all or part of Seller or any of its Affiliates in any transaction.

(b) Seller acknowledges that the restrictions set forth in Section 5.13(a) constitute a material inducement to Buyer’s entering into and performing this Agreement. Seller further acknowledges, stipulates and agrees that a breach of such obligation could result in irreparable harm and continuing damage to Buyer for which there may be no adequate remedy at Law and further agrees that in the event of any breach of said obligation, Buyer may be entitled to injunctive relief and to such other relief as is proper under the circumstances.

(c) If any provision contained in this Section shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.13, but this Section 5.13 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.13 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.

5.14 Post-Closing Remittances. Subject to the terms of the Transition Services Agreement, if on or after the Closing Date, either Party receives a payment from a Third Party (including a customer of the Target Business) that, pursuant to the terms hereof, should have been paid to the other Party, the Party who receives the payment agrees to hold in trust and remit such payment to the Party entitled thereto within five (5) Business Days of such receipt.

5.15 Notification of Certain Matters. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 11 and the Closing Effective Time, Seller shall give prompt notice to Buyer upon becoming aware of any notification by a Governmental Body or any other Person to the Seller or any of its Affiliates alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Seller set forth in this Agreement, the conditions to the obligations of Buyer to consummate the transactions contemplated by this Agreement or the remedies available to the Parties hereunder.

5.16 Additional Pre-Closing Actions. At or prior to the Closing, Seller shall, and shall cause each of its Affiliates to, use its and their commercially reasonable efforts to take the actions listed on Schedule 5.16.

5.17 German Works Council Consultation. The Seller (directly or indirectly through the German Subsidiary) shall be responsible for initiating and conducting the German Works Council Consultation in a timely and appropriate manner, which shall be initiated no later than the date hereof. The Seller shall inform the Buyer on a regular basis on the status of the German Works Council Consultation. Upon the Seller’s reasonable request, the Buyer will cooperate with the Seller or the German Subsidiary in good faith to conduct and complete the German Works Council Consultation. The Seller shall indemnify the Buyer or Buyer Designee against any direct or indirect costs, losses and expenses, suffered or incurred under, or due to, any agreements or arrangements entered into in connection with the German Works Council Consultation, in particular under any social plan concluded in connection with the German Works Council Consultation or any other works council agreement (Betriebsvereinbarung) or any collective bargaining agreement (Tarifvertrag) applicable to the German Business Employees entered into by the Seller or the German Subsidiary after the date hereof. The preceding indemnification obligations do not apply to direct or indirect costs, losses and expenses resulting from an exclusion of the German Purchased Assets from the Closing pursuant to Section 7.5(b).

5.18 Redacted Information. Certain documentation provided in the Data Room contains information that has been redacted (the “Redacted Information”). Seller acknowledges that Buyer and its Representatives have not been able to review the Redacted Information prior to the date hereof. Subject to applicable Antitrust Laws, Seller hereby agrees that it will use commercially reasonable efforts to provide copies of all documentation in the Data Room that includes Redacted Information in clean form (with no redactions) to Buyer within ten (10) Business Days following the date hereof.

6. Confidential Nature of Information

6.1 Confidentiality Agreement. Buyer agrees that the Confidentiality Agreement shall apply to (i) all documents, materials and other information that it shall have obtained regarding Seller or its Affiliates during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), any investigations made in connection therewith and the preparation of this Agreement and related documents and (ii) all analyses, reports, compilations, evaluations and other materials prepared by Buyer or its counsel, accountants or financial advisors to the extent that they contain or otherwise reflect or are based upon, in whole or in part, any of the provided information; provided, however, that subject to Section 6.2(a), the Confidentiality Agreement shall be of no further force and effect with respect to information of Seller or its Affiliates the ownership of which is transferred to Buyer or a Buyer Designee at the Closing.

6.2 Seller’s Proprietary Information

(a) Except as provided in Section 6.2(b) and as may be permitted by the Transition Services Agreement or the Intellectual Property License Agreement, from and after the Closing and for a period of seven (7) years following the Closing Date, Buyer agrees that it will keep confidential all of Seller’s and its Affiliates’ Information that is received from, or made available by, Seller in the course of the transactions contemplated hereby, and marked or identified at the time of disclosure as the proprietary or confidential information of Seller (“Seller Proprietary Information”), including, for purposes of this Section 6.2, information about business plans and strategies, marketing ideas and concepts, especially with respect to unannounced products and services, present and future product plans, pricing, volume estimates, financial data, product enhancement information, business plans, marketing plans, sales strategies, customer information (including customers’ applications and environments), market testing information, development plans, specifications, customer requirements, configurations, designs, plans, drawings, apparatus, sketches, software, hardware, data, prototypes, connecting requirements or other technical and business information, but excluding any Seller Proprietary Information the ownership of which is transferred to Buyer or a Buyer Designee at the Closing as part of the Purchased Assets.

(b) Notwithstanding the foregoing, such Seller Proprietary Information shall not be deemed confidential and Buyer shall have no obligation with respect to any such Seller Proprietary Information that:

(i) at the time of disclosure was already known to Buyer other than as a result of this transaction, free of restriction as evidenced by documentation in Buyer’s possession;

(ii) is or becomes publicly known through publication, inspection of a product, or otherwise, and through no negligence or other wrongful act of Buyer;

(iii) is received by Buyer from a Third Party without restriction and without breach of any agreement;

(iv) to the extent it is independently developed by Buyer as evidenced by documentation in Buyer’s possession; or

(v) is, subject to Section 6.2(c), required to be disclosed under applicable Law or judicial process.

(c) If Buyer (or any of its Affiliates) is required by applicable Law (for example, by oral or written interrogatories, requests for information or documents, subpoenas, civil investigative demands or other similar legal processes) to disclose any Seller Proprietary Information to a Third Party, Buyer will promptly notify Seller of such request or requirement and will cooperate with Seller, at Seller’s cost and expense, in any Seller efforts to seek an appropriate protective order or other appropriate remedy to prevent or limit the disclosure of such Seller Proprietary Information. If, in the absence of a protective order or the receipt of a waiver hereunder, Buyer (or any of its Affiliates) is required by applicable Law (for example, by oral or written interrogatories, requests for information or documents, subpoenas, civil investigative demands or other similar processes) to disclose Seller Proprietary Information, Buyer (or its Affiliate) may disclose only so much of Seller Proprietary Information to the Third Party compelling disclosure as is so required; and such Seller Proprietary Information shall retain its confidentiality protections for all purposes other than the compelled disclosure.

6.3 Buyer’s Proprietary Information

(a) Except as provided in Section 6.3(b), from and after the Closing Date and for a period of seven (7) years thereafter, Seller agrees that it will keep confidential all of (i) Buyer’s and its Affiliates’ Information that is received from, or made available by, Buyer in the course of the transactions contemplated hereby and marked or identified at the time of disclosure as the proprietary or confidential information of Buyer, and (ii) all of Seller’s and its Affiliates’ Information the ownership of which or exclusive use of which is transferred to Buyer as part of the Purchased Assets or the Assumed Liabilities (collectively, “Buyer Proprietary Information”), including, for purposes of this Section 6.3, information about business plans and strategies, marketing ideas and concepts, especially with respect to unannounced products and services, present and future product plans, pricing, volume estimates, financial data, product enhancement information, business plans, marketing plans, sales strategies, customer information (including customers’ applications and environments), market testing information, development plans, specifications, customer requirements, configurations, designs, plans, drawings, apparatus, sketches, software, hardware, data, prototypes, connecting requirements, other technical and business information and information regarding Business Employees. Notwithstanding the foregoing, or anything herein to the contrary, subject to Section 6.3(b) to the extent any (x) Purchased Assets constitutes a Trade Secret as of the date hereof (including source code, semiconductor design files, manufacturing processes, and any Business Trade Secrets), Seller shall maintain such Purchased Assets as Trade Secrets indefinitely (but subject to, for the avoidance of doubt, the exceptions set forth in Section 6.3(b)), and (y) Licensed Intellectual Property constitutes a Trade Secret as of the date hereof (including source code, design files and manufacturing processes), Seller shall maintain such Licensed Intellectual Property as Trade Secrets using the same reasonable care and discretion as Seller uses with respect to its own similar Trade Secrets of like importance (but subject to, for the avoidance of doubt, the exceptions set forth in Section 6.3(b)).

(b) Notwithstanding the foregoing, such Buyer Proprietary Information regarding the Target Business shall not be deemed confidential and Seller shall have no obligation with respect to any such Buyer Proprietary Information that:

(i) is or becomes publicly known through publication, inspection of a product, or otherwise, and through no negligence or other wrongful act of Seller;

(ii) is received by Seller after the Closing Date from a Third Party without restriction and without breach of any agreement; or

(iii) is, subject to Section 6.3(c), required to be disclosed under applicable Law or judicial process.

(c) If Seller (or any of its Affiliates) is required by applicable Law (for example, by oral or written interrogatories, requests for information or documents, subpoenas, civil investigative demands or other similar legal processes) to disclose any Buyer Proprietary Information to a Third Party, Seller will promptly notify Buyer of such request or requirement and will cooperate with Buyer, at Buyer’s cost and expense, in any Buyer efforts to seek an appropriate protective order or other appropriate remedy to prevent or limit the disclosure of such Buyer Proprietary Information. If, in the absence of a protective order or the receipt of a waiver hereunder, Seller (or any of its Affiliates) is required by applicable Law (for example, by oral or written interrogatories, requests for information or documents, subpoenas, civil investigative demands or other similar legal processes) to disclose the Buyer Proprietary Information, Seller (or its Affiliate) may disclose only so much of the Buyer Proprietary Information to the Third Party compelling disclosure as is so required; and such Buyer Proprietary Information shall retain its confidentiality protections for all purposes other than the compelled disclosure.

6.4 Confidential Nature of Agreements. Except to the extent that disclosure thereof is required under applicable Law (including accounting, stock exchange or federal securities or labor relations Laws regarding disclosure obligations or pursuant to legal process (such as oral or written interrogatories, requests for information or documents, subpoenas, civil investigative demands or other similar legal processes)), both Parties agree that the terms and conditions of this Agreement, the Collateral Agreements and all Schedules, attachments and amendments hereto and thereto shall be considered confidential or proprietary information protected under this Article 6. Notwithstanding anything in this Article 6 to the contrary, in the event that any such Information is also subject to a limitation on disclosure or use contained in another written agreement between Buyer and Seller or either of their respective Affiliates that is more restrictive than the limitation contained in this Article 6, then the limitation in such agreement shall supersede this Article 6.

7. Closing. At the Closing, the following transactions shall take place:

7.1 Deliveries by Seller or the Subsidiaries. On the Closing Date, Seller shall, or shall cause a Subsidiary to, execute and deliver to Buyer or a Buyer Designee the following:

(a) the Collateral Agreements;

(b) a certificate of an appropriate officer of Seller, dated the Closing Date, certifying the fulfillment of the conditions set forth in Sections 8.2(a) and (b), and an incumbency certificate of the corporate Secretary of Seller, dated the Closing Date, in customary form;

(c) a properly completed and duly executed IRS Form W-9 of the Seller and each Subsidiary that sells Purchased Assets under this Agreement; and

(d) all such other bills of sale, assignments and other instruments of assignment, transfer or conveyance as Buyer or a Buyer Designee may reasonably request or as may be otherwise necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of the Purchased Assets to Buyer or a Buyer Designee or to put Buyer or a Buyer Designee in actual possession or control of the Purchased Assets; provided that all information (including documents) capable of electronic transmission will be transmitted to Buyer or the applicable Buyer Designee in such manner, in which case such information shall not be transferred in any tangible form, and any inadvertent transfer of a tangible manifestation of such information shall promptly be returned to Seller or the applicable Subsidiary upon discovery of Buyer’s or such Buyer Designee’s receipt thereof.

7.2 Deliveries by Buyer or a Buyer Designee. On the Closing Date, Buyer shall, or shall cause a Buyer Designee to, execute and deliver to Seller or a Subsidiary the following:

(a) the Closing Purchase Price, pursuant to Section 2.10;

(b) the Collateral Agreements;

(c) a certificate of an appropriate officer of Buyer, dated the Closing Date, certifying the fulfillment of the conditions set forth in Sections 8.3(a) and (b), and an incumbency certificate of an appropriate officer of Buyer, dated the Closing Date, in customary form; and

(d) all such documents and instruments as Seller or a Subsidiary may reasonably request or as may be otherwise necessary to evidence and effect evidence and effect the assumption by Buyer or a Buyer Designee of the Assumed Liabilities.

7.3 Transfer of Italian Business. On the Closing Date, the Parties shall accomplish all the formalities for the transfer of the Italian Business from the Seller or a Subsidiary to the Buyer or Buyer Designee, including by entering into the Notarial Deed before the Notary Public, it being understood that such Notarial Deed shall not novate, modify or amend in any manner whatsoever the provisions of this Agreement, which will remain in full force and effect.

7.4 Closing Date. Subject to the satisfaction or waiver by the appropriate party of all the conditions precedent to Closing specified in Article 8 hereof (other than those conditions which can only be satisfied on the Closing Date, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), the consummation of the sale and purchase of the Purchased Assets and the other transactions contemplated by and described in this Agreement (the “Closing”) shall occur on the fifth (5th) Business Day following the date on which the conditions set forth in Article 8 have been satisfied or waived or at such other date mutually agreed to by the Parties (such date, the “Closing Date”). In lieu of an in-person Closing, the Closing may instead be accomplished by facsimile or email (in PDF format) transmission to the respective offices of legal counsel for the parties of the requisite documents, duly executed where required.

7.5 Transfer of German Assets.

(a) The Seller and the Buyer are aware that the German Subsidiary is obligated to complete the reconciliation of interests (Interessenausgleich) procedure under Sec. 111, 112 of the German Works Constitution Act (Betriebsverfassungsgesetz, BetrVG) with its works council as regards the split of operation (Betriebsspaltung) resulting from the transfer of Purchased Assets and Assumed Liabilities currently owned by the German Subsidiary and the transfer of German Business Employees to the Buyer or Buyer Designee (the “German Works Council Consultation”). The German Works Council Consultation shall be deemed to have been completed if and as soon as a reconciliation of interests agreement has been reached with the German works council as regards the respective split of operation (Betriebsspaltung) resulting from the transfer of the German Business Employees or, as the case may be, the relevant negotiations have finally failed in an arbitration procedure (Einigungsstellenverfahren) in the meaning of Sec. 112 of the German Works Constitution Act (Betriebsverfassungsgesetz, BetrVG).

(b) In the event that the German Works Council Consultation has not been completed, but all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived (where permissible pursuant to applicable Law), the Parties shall proceed with the Closing, but shall exclude the German Purchased Assets from the Closing and work together in good faith to provide for a separate Closing (the “Separate Closing”) related to the transfer of the German Purchased Assets. In the event Separate Closing is required, the Closing shall occur in accordance with the terms of this Agreement, otherwise unchanged, provided, however the transfer of the German Purchased Assets shall be excluded from the Closing. The Seller and the Buyer shall work together in good faith to carry out the Separate Closing within five (5) Business Days following the receipt of a legally binding conclusion of the procedure for the participation of the German works council related to the Seller’s German Subsidiary. Until the Separate Closing is completed, the German Purchased Assets shall be held for the benefit of Buyer and the operation of the Target Business in Germany shall be conducted on behalf, and at the direction of, Buyer (where permissible pursuant to applicable Law).

7.6 Closing Effective Time and Contemporaneous Effectiveness. The Closing shall be deemed to take place and be effective as of 12:01 a.m. Eastern time on the Closing Date (the “Closing Effective Time”). The Parties hereto acknowledge and agree that all proceedings at the Closing shall be deemed to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered.

7.7 Deposit of Indemnity Escrow Amount. At the Closing, each of Buyer and Seller shall enter into the Escrow Agreement with the Escrow Agent. Promptly following the Closing (and in any event on the Closing Date), Buyer shall deposit with the Escrow Agent the Indemnity Escrow Amount by wire transfer of immediately available funds to an account designated in the Escrow Agreement (the “Indemnity Escrow Account”), which shall serve as partial security in respect of any claim for indemnification under this Agreement by any Buyer Indemnified Party.

8. Conditions Precedent to Closing

8.1 General Conditions. The respective obligations of Buyer and Seller to consummate the Closing of the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

(a) Legal Proceedings. There shall be no Law, order, regulation, injunction or other action by a Governmental Body in effect which prohibits consummation of the transactions contemplated by this Agreement or the Collateral Agreements and there shall be no pending lawsuit, claim or legal or administrative action relating to the transactions contemplated by this Agreement or any of the Collateral Agreements which seeks to prohibit or restrict the transactions contemplated by this Agreement.

(b) Antitrust Laws. Any applicable waiting periods under applicable Antitrust Laws (and any extensions, thereof, including through a timing or other agreement) relating to the transactions contemplated by this Agreement or the Collateral Agreements have been expired or been terminated, and any approvals of a Governmental Body under applicable Antitrust Laws, respectively, relating to the transactions contemplated by this Agreement or the Collateral Agreements shall have been received (collectively, the “Regulatory Approvals”).

8.2 Conditions Precedent to Buyer’s Obligations. The obligations of Buyer to consummate the Closing of the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of each of the following conditions, any of which may be waived in writing by Buyer:

(a) Representations and Warranties of Seller True and Correct at Closing. (i) The Fundamental Representations shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the other representations and warranties of the Seller contained in Article III of this Agreement (other than the Fundamental Representations) shall be true and correct (giving effect to the applicable exceptions set forth in the Schedules) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except where the failure of such representations and warranties to be so true and correct (giving effect to the applicable exceptions set forth in the Schedules) does not constitute a Seller Material Adverse Effect.

(b) Performance by Seller. Seller and/or the applicable Subsidiary shall have delivered all of the documents required under Section 7.1 and shall have otherwise performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to or at the Closing, including executing the Collateral Agreements.

(c) Seller Material Adverse Effect. There shall not have occurred a Seller Material Adverse Effect from the date hereof to the Closing Date.

8.3 Conditions Precedent to Seller’s Obligations. The obligations of Seller to effect the Closing of the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of each of the following conditions, any of which may be waived in writing by Seller:

(a) Representations and Warranties of Buyer True and Correct at Closing. (i) The representations and warranties contained in Article IV of this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except where the failure of such representations and warranties to be so true and correct (giving effect to the applicable exceptions set forth in the Disclosure Schedules) does not constitute a Buyer Material Adverse Effect.

(b) Performance by Buyer. Buyer and/or the applicable Buyer Designee shall have delivered all of the documents required under Section 7.2 and shall have otherwise performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to or at the Closing, including executing the Collateral Agreements.

9. Indemnification

9.1 Survival of Representations and Warranties and Related Indemnification Obligations . The representations and warranties of Buyer and Seller contained in this Agreement, and their respective rights to indemnification hereunder for any breaches of or inaccuracies in such representations and warranties, shall survive the Closing until the close of business on the date that is twelve (12) months after the Closing Date (the “Expiration Date”); provided, that the Fundamental Representations shall survive until the date that is thirty (30) days after the expiration of the statute of limitations applicable to any claims relating to such representations and warranties. Except in the event of fraud or intentional misrepresentation, neither Seller nor Buyer shall have any liability hereunder with respect to any such representations or warranties, and neither Buyer nor Seller may bring any indemnification claims arising out of any breaches of or inaccuracies in such representations and warranties after the Expiration Date; provided, however, that, notwithstanding anything herein to the contrary, the obligations of Buyer or Seller to indemnify and hold harmless any Indemnified Party shall not terminate with respect to any claim or right to indemnification as to which such Indemnified Party shall have made in good faith and with reasonable specificity before the Expiration Date in accordance with this Article 9, in which case such claim or right to indemnification shall survive indefinitely until such claim has been finally resolved.

9.2 General Agreement to Indemnify

(a) Each of Seller and Buyer shall indemnify, defend and hold harmless the other Party hereto, and Affiliates thereof, and any director, officer, employee or agent of such other Party or Affiliates thereof (each an “Indemnified Party”) from and against any and all claims, actions, suits, proceedings, liabilities, obligations, losses, and damages, amounts paid in settlement, interest, costs and expenses (including reasonable attorney’s fees, court costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (collectively, “Losses”) paid, sustained, incurred or suffered by any Indemnified Party to the extent that the Losses arise by reason of, or result from, (i) subject to Section 9.1, any breach of or any failure of any representation or warranty of such Party contained in this Agreement to have been true when made or to be true at and as of the Closing Date; or (ii) to the extent not expressly waived by the other Party in writing, the breach by such Party of any covenant or agreement of such Party contained in this Agreement.

(b) Seller further agrees to indemnify and hold harmless Buyer and Affiliates thereof, and any director, officer, employee or agent of Buyer or Affiliates thereof (each a “Buyer Indemnified Party”) from and against any Losses paid, sustained, incurred or suffered by any Buyer Indemnified Party arising out of, resulting from, or relating to the Excluded Liabilities, including, for the avoidance of doubt, any Losses paid, sustained, incurred or suffered by any Buyer Indemnified Party arising out of, resulting from, or relating to any Bulk Sales Law that may be applicable with respect to the sale of any or all of the Purchased Assets.

(c) Buyer further agrees to indemnify and hold harmless Seller and Affiliates thereof, and any director, officer, employee or agent of Seller or Affiliates thereof (each a “Seller Indemnified Party”) from and against any Losses paid, sustained, incurred or suffered by any Seller Indemnified Party arising out of, resulting from, or relating to any failure of Buyer to discharge any of the Assumed Liabilities.

(d) Amounts payable in respect of the Parties’ indemnification obligations shall be treated as an adjustment to the Purchase Price for Tax purposes and shall be treated as such by Buyer and Seller on their Returns to the extent permitted by law. Whether or not the Indemnifying Party (as defined below) chooses to defend or prosecute any Third Party Claim (as defined below), both Parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith or as provided in Section 5.1.

(e) The amount of the Indemnifying Party’s liability under this Agreement shall be net of any applicable insurance proceeds (net of the costs of recovery thereof, any premium increases resulting therefrom and any Taxes on such insurance proceeds) actually received by the Indemnified Party that actually reduce the overall impact of the Losses upon the Indemnified Party. The Parties acknowledge the common law requirement to mitigate Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses that are indemnifiable hereunder, in accordance with the Laws of the State of Delaware. The Indemnified Party shall use commercially reasonable efforts to recover all amounts payable from an insurer under existing insurance policies maintained by the Buyer. If an Indemnified Party receives any amount under any applicable insurance policy or indemnity, contribution or similar arrangements subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment (net of any premium increase or other out-of-pocket expense, including any deductible amounts or co-payments, incurred by such Indemnified Party in collecting such amount).

(f) The Indemnifying Party’s liability for all claims made under Section 9.2(a)(i) (other than with respect to any Fundamental Representation or a claim involving fraud or intentional misrepresentation) shall be subject to the following limitations: (i) the Indemnifying Party shall have no liability for such claims until the aggregate amount of the Losses incurred shall exceed $4,375,000, in which case the Indemnifying Party shall be liable for all Losses in excess of such amount and (ii) the Indemnifying Party’s aggregate liability for all such claims shall not exceed $12,000,000 (the “Cap Amount”). Buyer Indemnified Party Losses for breaches of Section 9.2(a)(ii) shall be limited to the Purchase Price actually received by Seller. For purposes of determining Losses in connection with any breach of any representation or warranty, no effect shall be given to any materiality or material adverse effect (including Seller Material Adverse Effect) qualification in the relevant representation or warranty.

(g) Each Buyer Indemnified Party shall seek to recover Losses in respect of any indemnification claim pursuant to Section 9.2(a)(i), Section 9.2(a)(ii) or Section 9.2(b) (i) first, from the funds remaining in the Indemnity Escrow Account, if any and (ii) second, directly from the Indemnifying Party (subject to the limitations contained in this Article 9). All other Losses in respect of indemnification claims made by an Indemnified Party pursuant to this Section 9.2 shall be recovered directly from the Indemnifying Party (subject to the limitations contained in this Article 9); provided, that each Buyer Indemnified Party shall also be entitled to recover Losses from the funds remaining in the Indemnity Escrow Account, in each case, as elected by such Buyer Indemnified Party.

(h) Notwithstanding the fact that the Indemnified Party may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition or circumstance, no Indemnified Party shall be entitled to recover the amount of any Loss suffered by such Indemnified Party more than once (including a circumstance where the Indemnified Party shall have otherwise been fully reimbursed for such matter), regardless of whether such Loss may be as a result of a breach of more than one representation, warranty, obligation or covenant or otherwise. In addition, any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability, or a breach of more than one representation, warranty, covenant, or agreement, as applicable.

(i) The Indemnified Party may not make a claim for indemnification under Section 9.2(a)(i) after the Expiration Date (other than with respect to any Fundamental Representation or a claim involving fraud or intentional misrepresentation); provided, however, that, notwithstanding anything herein to the contrary, so long as such Indemnified Party shall have made an indemnification claim in good faith and with reasonable specificity before the Expiration Date in accordance with this Article 9, then such claim or right to indemnification shall survive indefinitely until such claim has been finally resolved.

(j) The indemnification provided in this Article 9 shall be the sole and exclusive remedy after the Closing Date for damages available to the Parties to this Agreement for breach of any of the terms, conditions, covenants, representations or warranties contained herein or any right, claim or action arising from the transactions contemplated by this Agreement (but not claims arising under any Collateral Agreement); provided, however, this exclusive remedy for damages does not preclude a Party from bringing any action (or, in the case of clause (ii) below, limit the amounts recoverable in any action) for (i) specific performance or other equitable remedy to require a Party to perform its obligations under this Agreement or any Collateral Agreement or (ii) fraud or intentional misrepresentation.

(k) No Party shall be liable to the other Party or any other Indemnified Party for any exemplary or punitive Losses (unless awarded in a Third Party Claim) pursuant to or arising out of an indemnification claim made under this Agreement.

(l) The representations, warranties and covenants of Seller, and the rights and remedies that may be exercised by Buyer Indemnified Parties hereunder, shall not be limited or otherwise affected by or as a result of any information (other than information in the Disclosure Schedules) furnished to, or any investigation made by or knowledge of, any of the Buyer Indemnified Parties or any of their Representatives.

(m) Notwithstanding anything to the contrary in this Agreement, nothing in this Article 9 shall limit the liability of any Party for fraud or intentional misrepresentation.

9.3 Third Party Claims

(a) The Indemnified Party seeking indemnification under this Agreement shall promptly notify the Party against whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any action, suit or proceeding by any Third Party (a “Third Party Claim”), in respect of which indemnity may be sought hereunder and shall give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (unless and to the extent that the Indemnifying Party has suffered material prejudice by such failure). The Indemnifying Party shall have the right, but not the obligation, exercisable by written notice to the Indemnified Party within twenty (20) days of receipt of notice from the Indemnified Party of the commencement of or assertion of such Third Party Claim, to assume the defense and control the settlement of any such Third Party Claim if and only if (i) the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party for any and all damages, losses and liabilities arising out of such Third Party Claim, (ii) such Third Party Claim involves (and continues to involve) claims solely for money damages that would not be reasonably expected to exceed the amounts for which the Indemnified Party is obligated to indemnify, (iii) such Third Party Claim does not relate to and did not arise in connection with any criminal or governmental proceeding, action, indictment, allegation or investigation, (iv) such Third Party Claim does not involve a Top Customer or Top Supplier, (v) such Third Party Claim does not relate to Taxes of the Indemnified Party or its Affiliates, and (vi) such Third Party Claim would not be reasonably expected to result in a material adverse effect to the business or operations of Buyer or the Target Business if decided adversely to Buyer. Whether or not the Indemnifying Party exercises its right to control the defense of any Third Party Claim as provided above, each Party shall cooperate in the defense of such Third Party Claim and make available all witnesses, pertinent records, materials and information in such Party’s possession and control relating thereto as is reasonably required in connection with the defense of such Third Party Claim.

(b) The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control), at its own expense, the defense of any Third Party Claim that the other is defending, as provided in this Agreement, excluding any Third Party Claims relating to Taxes of the Indemnified Party.

(c) If the Indemnifying Party has assumed the defense of any Third Party Claim as provided in this Agreement, the Indemnifying Party shall not settle, consent to a settlement of, or consent to the entry of any judgment arising from, such Third Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless (i) such settlement or judgment relates solely to monetary damages for which the Indemnified Party has acknowledged and accepted full responsibility to indemnify the Indemnified Party, and (ii) the terms of the settlement include a full and unconditional release of the Indemnified Party and all of its Affiliates in respect of the subject matter of such Third Party Claim and all related claims and damages arising therefrom. The Indemnifying Party shall not, without the Indemnified Party’s prior written consent, enter into any compromise or settlement that (i) commits the Indemnified Party to take, or to forbear to take, any action, or (ii) does not provide for a full and unconditional release by such Third Party of the Indemnified Party.

9.4 Indemnification Claim Procedures Generally. In the event an Indemnified Party shall claim a right to indemnification pursuant to this Agreement, such Indemnified Party shall send written notice of such indemnification claim to the Indemnifying Party (each such notice, a “Claim Notice”); provided, however, that the failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (unless and to the extent that the Indemnifying Party has suffered material prejudice by such failure). Any Claim Notice shall specify the basis for such claim, the amount thereof, if known, and the method of computation thereof, all with reasonable particularity and shall contain a reference to the provisions of this Agreement in respect of which such a claim shall be incurred. Such Claim Notice shall be given as promptly as is reasonably practicable after the Indemnified Party becomes aware of the basis for each such a claim. If the Indemnifying Party in good faith objects to any claim made by an Indemnified Party in any such Claim Notice, then the Indemnifying Party shall deliver a written notice (a “Claim Dispute Notice”) to the Indemnified Party during the thirty (30)-day period commencing upon receipt by the Indemnifying Party of such Claim Notice. Such Claim Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made by the Indemnified Party in the original Claim Notice. If the Indemnifying Party so contests such existence or amount of part or all of such Loss, the Indemnified Party and the Indemnifying Party shall work in good faith to resolve any dispute in respect of such Loss for a period of thirty (30) days, after which the Indemnified Party or Indemnifying Party may submit such dispute to any court of competent jurisdiction. If the Indemnifying Party does not deliver a Claim Dispute Notice to the Indemnified Party prior to expiration of the thirty (30)-day period or if the matters set forth in such Claim Dispute Notice are resolved, then such Losses shall be recovered in accordance with Section 9.2(g). To the extent funds are to be released to a Buyer Indemnified Party from the Indemnity Escrow Account pursuant to the foregoing sentence, Buyer and Seller will direct the Escrow Agent by joint written instruction in accordance with the terms of the Escrow Agreement to release such amounts.

9.5 Release Procedures

(a) Promptly after the Expiration Date, Buyer will notify Seller in writing of the amount, if any, that Buyer determines in good faith to be necessary to satisfy all Claim Notices that have been asserted by Buyer Indemnified Parties, but not resolved on or prior to 11:59 p.m., Eastern time on the Expiration Date (each such claim a “Continuing Claim” and such amount, the “Retained Escrow Amount”). Within five (5) Business Days following the Expiration Date, Buyer and Seller shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Indemnity Escrow Account to the Indemnifying Parties an amount in the aggregate equal to (i) the remaining amount of funds held in the Indemnity Escrow Account as of the Expiration Date (as reduced from time to time pursuant to the terms of this Agreement) minus (ii) the Retained Escrow Amount.

(b) Following the Expiration Date, after resolution and payment of a Continuing Claim, Buyer and Seller shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Indemnity Escrow Account to Seller an amount in the aggregate equal to (i) the amount held in the Indemnity Escrow Account as of the date of such resolution and payment minus (ii) the amounts that Buyer determines in good faith to be necessary to satisfy any other Continuing Claims (which amounts will continue to be held in the Indemnity Escrow Account).

10. Miscellaneous Provisions

10.1 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows (i) upon receipt, if mailed by certified or registered mail, return receipt requested; (ii) the time of delivery confirmation in the courier’s system, if sent designated for overnight delivery by globally recognized overnight delivery service (such as DHL or Federal Express), fee prepaid; (iii) upon confirmation of receipt, if sent by facsimile or e-mail or (iv) when delivered, if delivered personally, in each case addressed as follows or to such other address or addresses of which the respective Party shall have notified the other in accordance with this Section 10.1.

If to Seller, to:	Cook Medical Holdings LLC
Attention: General Counsel
750 Daniels Way
Bloomington, IN 47404
Email: cynthia.kretz@cookgroup.com

With a copy (which shall not constitute notice) to:

Ice Miller LLP
Attn: Stephen J. Hackman
One American Square, Suite 2900
Indianapolis, Indiana 46282
Email: stephen.hackman@icemiller.com

If to Buyer, to:	CooperSurgical, Inc.
75 Corporate Drive
Trumbull, CT 06611
Attn: Matthew Topliff
Email: matthew.topliff@coopersurgical.com

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Attn: Tad J. Freese; Mark M. Bekheit
Email: tad.freese@lw.com; mark.bekheit@lw.com

10.2 Expenses. Except as otherwise provided herein, each Party to this Agreement will bear all of the fees, costs and expenses incurred by it in connection with the transactions contemplated hereby, whether or not such transactions are consummated. For the avoidance of doubt, the Parties shall split the cost of all the fees and expenses of the Escrow Agent.

10.3 Entire Agreement; Modification. The agreement of the Parties, which consists of this Agreement, the Schedules and Exhibits hereto and the documents referred to herein, sets forth the entire agreement and understanding between the Parties and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement, including the Confidentiality Agreement. No amendment, supplement, modification, or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby, and in accordance with Section 11.3.

10.4 Assignment; Binding Effect; Severability. This Agreement may not be assigned by any Party hereto without the other Party’s written consent; provided that Buyer may transfer or assign in whole or in part to one or more Buyer Designees its right to purchase all or a portion of the Purchased Assets, but no such transfer or assignment will relieve Buyer of its obligations hereunder. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors, legal representatives and permitted assigns of each Party hereto. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to either Party, in which event the Parties shall use commercially reasonable efforts to arrive at an accommodation that best preserves for the Parties the benefits and obligations of the offending provision.

10.5 Governing Law. THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

10.6 Consent to Jurisdiction. Each of the Parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state and appellate court within the State of Indiana located in Indianapolis, Indiana, including the Indiana Commercial Courts (or, if any such court declines to accept jurisdiction over a particular matter, any federal court within the State of Indiana sitting in Indianapolis, Indiana) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Indiana for such persons and irrevocably waives, to the fullest extent permitted by applicable Law, and covenants not to assert or plead any objection it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

10.7 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, AND AGREES TO CAUSE EACH OF ITS AFFILIATES TO WAIVE, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF A PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY OR ITS AFFILIATES WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

10.8 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.9 Public Announcement. The Parties agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in the form mutually agreed upon by Buyer and Seller. Seller shall not, and Seller shall cause each of its Representatives (and each of their respective Representatives) not to, directly or indirectly, issue any press release or other public statement (including through social media and other online platforms) relating to the terms of this Agreement or the transactions contemplated hereby or use Buyer’s name or refer to Buyer directly or indirectly in connection with Buyer’s relationship with Seller in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Buyer, unless to the extent required by applicable Law, in which case Seller shall advise Buyer of any such requirement and the Parties shall use reasonable best efforts to cause a mutually agreeable press release or other public statement to be issued. Notwithstanding anything herein or in the Confidentiality Agreement, (i) Buyer may issue such press releases or make such other public statements regarding this Agreement or the transactions contemplated hereby as Buyer may, in its reasonable discretion, determine, and (ii) Buyer may make public statements with respect to this Agreement and the transactions contemplated hereby, including their effect on Buyer’s business and its, and its Affiliates’, financial projections, with investors and analysts, including on its periodic earnings calls and in any “road show,” and any public disclosure as required by the SEC, FINRA or other Governmental Body as Buyer may reasonably determine, in each case without any prior consultation with Seller.

10.10 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall (a) confer on any Person other than the Parties and their respective successors or assigns any rights (including third party beneficiary rights), remedies, obligations or liabilities under or by reason of this Agreement or (b) constitute the Parties hereto as partners or as participants in a joint venture. Except as set forth in the immediately preceding sentences, this Agreement shall not provide Third Parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement. Nothing in this Agreement shall be construed as giving to any Business Employee, or any other individual, any right or entitlement to employment or continued employment or any right or entitlement under any Benefit Plan, policy or procedure maintained by Seller, except as expressly provided in such Benefit Plan, policy or procedure. No Third Party shall have any rights under Section 502, 503 or 504 of ERISA, any comparable applicable Law of any other jurisdiction, or any regulations thereunder because of this Agreement that would not otherwise exist without reference to this Agreement. No Third Party shall have any right, independent of any right that exists irrespective of this Agreement, under or granted by this Agreement, to bring any suit at Law or equity for any matter governed by or subject to the provisions of this Agreement.

11. Termination; Amendment and Waiver

11.1 Termination. This Agreement may be terminated at any time prior to the Closing Date by:

(a) Mutual Consent. The mutual written consent of Buyer and Seller;

(b) Failure of Buyer Condition. Buyer upon written notice to Seller if any of the conditions to the Closing set forth in Section 8.2 shall have become incapable of fulfillment by the Termination Date and shall not have been waived in writing by Buyer;

(c) Failure of Seller Condition. Seller upon written notice to Buyer if any of the conditions to the Closing set forth in Section 8.3 shall have become incapable of fulfillment by the Termination Date and shall not have been waived in writing by Seller;

(d) Court or Administrative Order. Buyer or Seller if (i) there shall be in effect a final, non-appealable order of a Governmental Body of competent jurisdiction prohibiting, restraining, enjoining or otherwise making unlawful the consummation of the transactions contemplated hereby or (ii) if there shall be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited; or

(e) Delay. Buyer or Seller if the Closing shall not have occurred on or prior to the date that is twelve months from the date of the Binding LOI (the “Termination Date”); provided, however, that if as of the Termination Date all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived (where permissible pursuant to applicable Law), other than the conditions set forth in Section 8.1(b), the Termination Date shall automatically be extended until the date that is not later than six months following the original Termination Date; it being understood that the right to terminate this Agreement pursuant to this Section 11.1(e) shall not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party) has been the primary cause of the failure of the Closing to have occurred prior to the Termination Date.

11.2 Effect of Termination

(a) Subject to Section 11.2(b), in the event of the termination of this Agreement in accordance with Section 11.1, this Agreement shall become void and have no effect, without any liability on the part of any Party or its directors, officers or stockholders, except for the obligations of the Parties hereto as provided in Article 6 relating to the obligations of Buyer and Seller to keep confidential certain information, Section 10.2 relating to certain expenses, Section 10.9 relating to publicity, and this Section 11.2. Nothing in this Section 11.2 shall be deemed to release either Party from any liability for any material breach of any representation, warranty, covenant, or agreement hereunder prior to termination or any fraud.

(b) Notwithstanding Section 11.2(a), in the event this Agreement is terminated by either the Buyer or Seller:

(i) pursuant to Section 11.1(d) (Court or Administrative Order) (to the extent relating to Antitrust Laws) and no material breach by the Seller of its obligations under Section 5.7 was a primary cause of the entry or occurrence of such order or Law; or

(ii) pursuant to Section 11.1(e) (Delay) and, at the time of such termination, (A) one or more of the conditions set forth in Section 8.1(b) (Antitrust Laws) or Section 8.1(a) (Legal Proceeding) (to the extent relating to Antitrust Laws) was not satisfied, (B) all of the other conditions set forth in Section 8.1 and Section 8.2 were satisfied or waived prior to the date of such termination (except for those conditions that by their nature are to be satisfied at the Closing, but which conditions would be satisfied if the Closing Date were the date of such termination) and (C) no material breach by the Seller of its obligations under Section 5.7 was a primary cause of the failure to be satisfied of any of the conditions listed in this Section 11.2(b)(ii);

then, within two (2) Business Days following such termination, Buyer shall pay the Termination Fee to the Seller by wire transfer of immediately available funds to an account designated in writing by the Seller.

The Parties acknowledge and agree that (i) in no event shall Buyer be required to pay the Termination Fee on more than one occasion, (ii) the agreements set forth in this Section 11.2(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not have entered into this Agreement and (iii) the Termination Fee is not a penalty, but rather represents liquidated damages in a reasonable amount that will compensate Seller, in the circumstances in which such fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. If Buyer fails to promptly pay or cause to be paid to the Seller the amounts due pursuant to Section 11.2(b) (any such amount due, a “Termination Payment”), and, in order to obtain such amounts, the Seller commences a proceeding that results in a judgment against the Buyer (or any portion thereof), the Buyer shall pay or cause to be paid to the Seller its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such proceeding, together with interest on such Termination Payment (or any portion thereof), as the case may be, at the prime rate published in The Wall Street Journal in effect on the date such amounts were required to be made from such date through the date of payment. Notwithstanding anything to the contrary in this Agreement, upon payment of the Termination Fee pursuant to this Section 11.2, (x) none of Buyer, any of its Affiliates (including any Buyer Designee) or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, affiliates or agents shall have any liability to Seller with respect to this Agreement, any other Collateral Agreement or the transactions contemplated hereby or thereby, other than the Termination Fee, and (y) recovery of the Termination Fee shall constitute the sole and exclusive remedy of Seller pursuant to this Agreement.

11.3 Amendment and Waiver. The Agreement may be amended with respect to any provision contained herein at any time prior to the Closing Date by action of the Parties hereto taken by their Boards of Directors or by their duly authorized officers or employees, whether before or after such Party’s action. Any term or condition hereof may be waived and at any time prior to the Closing Date by the Party hereto which is entitled to the benefits thereof by action taken by its Board of Directors or its duly authorized officer or employee, whether before or after the action of such Party. Any such amendment or waiver shall be evidenced by a written instrument duly executed on behalf of each Party by its duly authorized officer or employee. The failure of either Party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision nor shall it in any way affect the validity of this Agreement or the right of such Party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

[SIGNATURES PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party has caused this Agreement to be duly executed on its behalf by its duly authorized officer as of the date first written above.

COOPERSURGICAL, INC.

By:
Name:	Matthew Topliff
Title:	EVP, Business Development & Strategy

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

IN WITNESS WHEREOF, each Party has caused this Agreement to be duly executed on its behalf by its duly authorized officer as of the date first written above.

COOK MEDICAL HOLDINGS LLC

By:
Name:	John Kamstra
Title:	EVP, Chief Financial Officer

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

Exhibit B

Staff Representative Bodies

1.	Cook France, Comité Social et Economique

2.	CGIL, CISL, UIL Commercial Sector (Italian Trade Union)